12027141

GRIFFIN CAPITAL
guardians of wealth





GRIFFIN CAPITAL NET LEASE REIT Annual Report 2011

www.griffincapital.com

Securities offered through
Griffin Capital Securities, Inc.
Member FINRA/SIPC

April 25, 2012

Dear Stockholders of Griffin Capital Net Lease REIT, Inc.:

Griffin Capital Net Lease REIT, Inc. ended 2010 with significant momentum, which momentum accelerated by the end of this past year. I would like to share with you our accomplishments from 2011, certain of which efforts came to fruition in the first quarter of 2012. Our notable achievements are as follows:

- Placed four assets under contract (two of which closed in the first quarter of 2012 and a third that will close this quarter), encompassing over 717,000 square feet of space, and totaling $147 million in asset value – which, when all completed, will increase our portfolio to nearly 2.7 million square feet of space with over $286 million in total portfolio capitalization.
- Expanded into three new geographic markets with four brand-name, highly creditworthy tenants (Westinghouse, AT&T, GE and Life Technologies) further diversifying our portfolio – now over two-thirds of our portfolio net operating income is generated from investment grade-rated tenants.
- Grew the total REIT equity base an additional 100% over last year, ending the year just shy of $100 million of equity.
- Restructured our credit facility with Key Bank National Association by adding three participant banks (Bank of America, Regions Bank and North Shore Bank & Trust). KeyBank, Bank of America and Regions Bank each committed $35 million and North Shore $10 million. Through the restructuring, we decreased the interest rate on our debt from 5.75% to approximately 3.00% – a tremendous decrease in our cost of financing, or savings of nearly 48%. This savings in financing costs should translate into a substantial increase in our modified funds from operations numbers in 2012. Further, the new facility allows us to increase our borrowing capacity with tiered leverage and thereby facilitate additional acquisition opportunities.
- In November 2011 Griffin Capital Corporation, our sponsor, was selected as the replacement advisor for Griffin-American Healthcare REIT II, Inc., ("Healthcare REIT") (f/k/a Grubb & Ellis Healthcare REIT II, Inc.). Our sponsor will co-advise the Healthcare REIT. Griffin Capital Securities, our dealer manager, was also selected as the dealer manager of the Healthcare REIT and, as such, our securities team now distributes equity for both our company and the Healthcare REIT. There were 42 new professionals added to our dealer manager in January 2012, which now has opportunity to expand its sales efforts into a wider array of broker-dealers. All of these developments should accelerate our equity raise efforts through the balance of the year and beyond. We could not be more pleased with this recent expansion as we expect it to have a great positive impact on our company.

Our goals for 2012 are robust and we are off to a great start. With 9 credit tenants in 7 states, we benefit from excellent portfolio diversification and will continue to add to this solid base as the year progresses. We look forward to forming further strategic partnerships with the growing broker-dealer network and continuing to raise equity to grow our REIT accordingly.

We thank you for your investment in Griffin Capital Net Lease REIT, Inc. and the trust you have placed in us. We will continue to share our mutual successes with you in the months and years to come.

Sincerely,

Kevin A. Shields
Chairman and President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC Mail Processing Section

APR 27 2012

Washington DC 405

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number: 000-54377

Griffin Capital Net Lease REIT, Inc.
(Exact name of Registrant as specified in its charter)

Maryland	**26-3335705**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

2121 Rosecrans Avenue, Suite 3321, El Segundo, California 90245
(Address of principal executive offices)

(310) 469-6100
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment of this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting common stock held by non-affiliates was approximately $34,482,860 assuming a market value of $10 per share, as of June 30, 2011, the last business day of the registrant's most recently completed second fiscal quarter.

As of March 21, 2012, there were 6,955,933 outstanding shares of common stock of the registrant.

Documents Incorporated by Reference:

The Registrant incorporates by reference in Part III (Items 10, 11, 12, 13 and 14) of this Form 10-K portions of its Definitive Proxy Statement for the 2012 Annual Meeting of Stockholders.

GRIFFIN CAPITAL NET LEASE REIT, INC.

SEC
Mail Processing
Section

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 10-K of Griffin Capital Net Lease REIT, Inc., other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We intend for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements include, in particular, statements about our plans, strategies, and prospects and are subject to risks, uncertainties, and other factors. Such statements are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. To the extent that our assumptions differ from actual results, our ability to meet such forward-looking statements, including our ability to generate positive cash flow from operations and provide distributions to stockholders, and our ability to find suitable investment properties, may be significantly hindered. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue," or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the Securities and Exchange Commission. We cannot guarantee the accuracy of any such forward-looking statements contained in this Form 10-K, and we do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

All forward-looking statements should be read in light of the risks identified in Part I, Item 1A of this Form 10-K.

PART I

ITEM 1. BUSINESS

Overview

We were formed as a corporation on August 28, 2008 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in single tenant net lease properties. We began operations on May 6, 2009 and are subject to the general risks associated with a start-up enterprise, including the risk of business failure. On July 12, 2011, we changed our name from The GC Net Lease REIT, Inc. to Griffin Capital Net Lease REIT, Inc. Our year end is December 31. As used in this report, "we," "us" and "our" refer to Griffin Capital Net Lease REIT, Inc. We were taxed as a REIT for the taxable year ended December 31, 2011 after satisfying both financial and non-financial requirements.

We have no paid employees and are externally advised and managed by an affiliate, The GC Net Lease REIT Advisor, LLC, which is our advisor. Griffin Capital Corporation, our sponsor, is the sole member of our advisor and an affiliate of the sole owner of The GC Net Lease REIT Property Management, LLC, our property manager. Our operating partnership is The GC Net Lease REIT Operating Partnership, L.P. We expect to own all of our properties directly or indirectly through our operating partnership or similar entities. See Note 1, *Organization*, for further details on our affiliates.

On February 20, 2009, we commenced a private offering to accredited investors only pursuant to a confidential private placement memorandum. On May 6, 2009 we satisfied our minimum offering requirement and commenced operations. We declared our first distribution to stockholders in the second quarter of 2009, which was paid on June 15, 2009.

We terminated our private offering on November 6, 2009, having raised approximately $2.4 million through the issuance of 247,978 shares, and began our offering to the public upon the SEC declaring our registration statement effective, which was scheduled to terminate on November 6, 2011 unless our board of directors extended our offering for one year. On September 14, 2011 our board of directors so extended our offering through November 6, 2012. We are currently offering a maximum of 82,500,000 shares of common stock to the public, consisting of 75,000,000 shares for sale to the public (our "Primary Public Offering") and 7,500,000 shares for sale pursuant to our distribution reinvestment plan (collectively, our "Public Offering"). As of December 31, 2011, we had issued 5,431,573 total shares of our common stock for gross proceeds of approximately $54.1 million in our Public Offering, of which 112,997 shares, or $1.1 million, were issued pursuant to the distribution reinvestment plan. During the year ended December 31, 2011, we redeemed 12,000 shares of common stock for approximately $0.1 million at a weighted average price per share of $9.38.

As of December 31, 2011, we owned seven properties in five states, encompassing approximately 2.3 million rentable square feet with a going-in capitalization rate of 8.2%.

Investment Objectives

Overview

If we sell the maximum in our Public Offering, we estimate that approximately 88.25% of the gross offering proceeds will be available for investment. Such net offering proceeds will be used to primarily invest in single tenant net lease properties in accordance with our investment objectives. We may also use net offering proceeds to pay down debt or make distributions if our cash flows from operations are insufficient. The remaining 11.75% will be used to pay sales commissions, dealer manager fees and reimburse organization and offering expenses. We expect our acquisition fees and actual acquisition expenses to constitute approximately 2.57% of our gross offering proceeds, which will allow us to invest approximately 85.68% in real estate investments. Our investment objectives and policies may be amended or changed at any time by our board of directors. Although we have no plans at this time to change any of our investment objectives, our board of directors may change any and all such investment objectives, including our focus on single tenant net lease properties, if they believe such changes are in the best interests of our stockholders. In addition, we may invest in real estate properties other than single tenant net lease properties if our board deems such investments to be in the best interests of our stockholders. We cannot assure our stockholders that our policies or investment objectives will be attained or that the value of our common stock will not decrease.

Primary Investment Objectives

Our primary investment objectives are to:

- invest in income-producing real property in a manner that allows us to qualify as a REIT for federal income tax purposes;
- provide regular cash distributions to our stockholders;

- preserve and protect stockholders' invested capital; and
- achieve appreciation in the value of our properties over the long term.

We cannot assure our stockholders that we will attain these primary investment objectives.

Exchange Listing and Other Liquidity Events

Our board will determine when, and if, to apply to have our shares of common stock listed for trading on a national securities exchange, subject to satisfying then-existing applicable listing requirements. Subject to then-existing market conditions and the sole discretion of our board of directors, we intend to seek one or more of the following liquidity events within eight to 11 years after completion of our Public Offering:

- list our shares on a national securities exchange;
- merge, reorganize or otherwise transfer our company or its assets to another entity with listed securities;
- commence the sale of all of our properties and liquidate our company; or
- otherwise create a liquidity event for our stockholders.

However, we cannot assure our stockholders that we will achieve one or more of the above-described liquidity events within the timeframe contemplated or at all. This time frame represents our best faith estimate of the time necessary to build a portfolio sufficient enough to effectuate one of the liquidity events listed above. Our board of directors has the sole discretion to continue operations beyond 11 years after completion of our Public Offering if it deems such continuation to be in the best interests of our stockholders. Even if we do accomplish one or more of these liquidity events, we cannot guarantee that a public market will develop for the securities listed or that such securities will trade at a price higher than what our stockholders paid for their shares in our Public Offering. At the time it becomes necessary for our board of directors to determine which liquidity event, if any, is in the best interests of us and our stockholders, we expect that the board will take all relevant factors at that time into consideration when making a liquidity event decision. We expect that the board will consider various factors including, but not limited to, costs and expenses related to each possible liquidity event and the potential subordinated fees paid to our advisor.

Investment Strategy

We will seek to acquire a portfolio of single tenant net lease properties throughout the United States diversified by corporate credit, physical geography, product type and lease duration. Although we have no current intention to do so, we may also invest a portion of the net proceeds in single tenant net lease properties outside the United States. We intend to acquire assets consistent with our single tenant acquisition philosophy by focusing primarily on properties:

- essential to the business operations of the tenant;
- located in primary, secondary and certain select tertiary markets;
- leased to tenants with stable and/or improving credit quality; and
- subject to long-term leases with defined rental rate increases or with short-term leases with high-probability of renewal and potential for increasing rent.

Our sponsor has been acquiring single tenant net lease properties for well over a decade. Our sponsor's positive acquisition and ownership experience with single tenant net lease properties of the type we intend to acquire stems from the following:

- the credit quality of the lease payment is determinable and equivalent to the senior unsecured credit rating of the tenant;
- the essential nature of the asset to the tenant's business provides greater default protection relative to the tenant's balance sheet debt;
- the percentage recovery in the event of a tenant default is empirically greater than an unsecured lender; and
- long-term leases provide a consistent and predictable income stream across market cycles while short-term leases offer income appreciation upon renewal and reset.

We will seek to provide stockholders the following benefits:

- a cohesive management team experienced in all aspects of real estate investment with a track record of acquiring single tenant net lease assets;

- a clear alignment of interests between management and investors, as the affiliates of our sponsor invested over $26 million in our portfolio by contributing certain of our properties;
- stable cash flow backed by a portfolio of single tenant net lease real estate assets;
- minimal exposure to operating and maintenance expense increases given our focus on single tenant net lease properties;
- contractual lease rate increases enabling distribution growth;
- insulation from short-term economic cycles resulting from the long-term nature of underlying asset leases;
- enhanced stability resulting from diversified credit characteristics of corporate credits; and
- portfolio stability promoted through geographic and product type investment diversification.

General Acquisition and Investment Policies

We will seek to make investments that satisfy the primary investment objective of providing regular cash distributions to our stockholders. However, because a significant factor in the valuation of income-producing real property is its potential for future appreciation, we anticipate that some properties we acquire may have both the potential for growth in value and for providing regular cash distributions to our stockholders.

Our advisor has substantial discretion with respect to the selection of specific properties. However, each acquisition will be approved by our board of directors. In selecting a potential property for acquisition, we and our advisor consider a number of factors, including but not limited to the following:

- tenant creditworthiness;
- lease terms, including length of lease term, scope of landlord responsibilities, presence and frequency of contractual rental increases, renewal option provisions, exclusive and permitted use provisions, co-tenancy requirements and termination options;
- projected demand in the area;
- a property's geographic location and type;
- proposed purchase price, terms and conditions;
- historical financial performance;
- projected net cash flow yield and internal rates of return;
- a property's physical location, visibility, curb appeal and access;
- construction quality and condition;
- potential for capital appreciation;
- demographics of the area, neighborhood growth patterns, economic conditions, and local market conditions;
- potential capital and tenant improvements and reserves required to maintain the property;
- prospects for liquidity through sale, financing or refinancing of the property;
- the potential for the construction of new properties in the area;
- treatment under applicable federal, state and local tax and other laws and regulations;
- evaluation of title and obtaining of satisfactory title insurance; and
- evaluation of any reasonable ascertainable risks such as environmental contamination.

There is no limitation on the number, size or type of properties that we may acquire or on the percentage of net offering proceeds that may be invested in any particular property type or single property. The number and mix of properties will depend upon real estate market conditions and other circumstances existing at the time of acquisition and the amount of proceeds raised in our Public Offering. In determining whether to purchase a particular property, we may obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and may or may not be credited against the purchase price if the property is ultimately purchased.

Description of Leases

We expect, in most instances, to acquire single tenant properties with existing net leases. When spaces in a property become vacant, existing leases expire, or we acquire properties under development or requiring substantial refurbishment or renovation, we anticipate entering into "net" leases. "Net" leases means leases that typically require tenants to pay all or a majority of the operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, insurance, common area maintenance charges, and building repairs related to the property, in addition to the lease payments. There are various forms of net leases, typically classified as triple-net or double-net. Under most commercial leases, tenants are obligated to pay a predetermined annual base rent. Some of the leases also will contain provisions that increase the amount of base rent payable at points during the lease term and/or that require the tenant to pay rent based upon a percentage of the tenant's revenues. Percentage rent can be calculated based upon a number of factors. Triple-net leases typically require the tenant to pay all costs associated with a property in addition to the base rent and percentage rent, if any. Double-net leases typically hold the landlord responsible for the roof and structure, or other aspects of the property, while the tenant is responsible for all remaining expenses associated with the property. To the extent we acquire multi-tenant properties, we expect to have a variety of lease arrangements with the tenants of these properties. Since each lease is an individually negotiated contract between two or more parties, each lease will have different obligations of both the landlord and tenant and we cannot predict at this time the exact terms of any future leases into which we will enter. We will weigh many factors when negotiating specific lease terms, including, but not limited to, the rental rate, creditworthiness of the tenant, location of the property and type of property. Many large national tenants have standard lease forms that generally do not vary from property to property. We will have limited ability to revise the terms of leases to those tenants.

We anticipate that many of our acquisitions will have lease terms of seven to 15 years at the time of the property acquisition. We may acquire properties under which the lease term has partially expired. We also may acquire properties with shorter lease terms if the property is located in a desirable location, is difficult to replace, or has other significant favorable real estate attributes. Generally, the leases require each tenant to procure, at its own expense, commercial general liability insurance, as well as property insurance covering the building for the full replacement value and naming the ownership entity and the lender, if applicable, as the additional insured on the policy. As a precautionary measure, we may obtain, to the extent available, secondary liability, property, or environmental insurance, as well as loss of rents insurance that covers one or more years of annual rent in the event of a rental loss.

Tenants will be required to provide proof of insurance by furnishing a certificate of insurance to our advisor on an annual basis. The insurance certificates will be tracked and reviewed for compliance by our property manager.

Our Borrowing Strategy and Policies

We may incur our indebtedness in the form of bank borrowings, purchase money obligations to the sellers of properties and publicly or privately-placed debt instruments or financing from institutional investors or other lenders. We may obtain a credit facility or separate loans for each acquisition. Our indebtedness may be unsecured or may be secured by mortgages or other interests in our properties. We may use borrowing proceeds to finance acquisitions of new properties, to pay for capital improvements, repairs or buildouts, to refinance existing indebtedness, to pay distributions, to fund redemptions of our shares or to provide working capital.

There is no limitation on the amount we can borrow for the purchase of any property. Our aggregate borrowings, secured and unsecured, must be reasonable in relation to our net assets and must be reviewed by our board of directors at least quarterly. We anticipate that we will utilize approximately 60% leverage in connection with our acquisition strategy. However, our charter limits our borrowing to 300% of our net assets (equivalent to 75% of the cost of our assets) unless any excess borrowing is approved by a majority of our independent directors and is disclosed to our stockholders in our next quarterly report, along with the justification for such excess. As of December 31, 2011, our leverage was approximately 62%.

We may borrow amounts from our advisor or its affiliates only if such loan is approved by a majority of our directors, including a majority of our independent directors not otherwise interested in the transaction, as fair, competitive, commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties under the circumstances.

Except as set forth in our charter regarding debt limits, we may re-evaluate and change our debt strategy and policies in the future without a stockholder vote. Factors that we could consider when re-evaluating or changing our debt strategy and policies include then-current economic and market conditions, the relative cost of debt and equity capital, any acquisition opportunities, the ability of our properties to generate sufficient cash flow to cover debt service requirements and other similar factors. Further, we may increase or decrease our ratio of debt to book value in connection with any change of our borrowing policies.

Acquisition Structure

Although we are not limited as to the form our investments may take, our investments in real estate will generally constitute acquiring fee title or interests in joint ventures or similar entities that own and operate real estate.

We will make acquisitions of our real estate investments directly or indirectly through our operating partnership. We will acquire interests in real estate either directly through our operating partnership or indirectly through limited liability companies or limited partnerships, or through investments in joint ventures, partnerships, co-tenancies or other co-ownership arrangements with other owners of properties, affiliates of our advisor or other persons.

Real Property Investments

Our advisor will be continually evaluating various potential property investments and engaging in discussions and negotiations with sellers, developers and potential tenants regarding the purchase and development of properties for us and other programs sponsored by our sponsor. At such time while our Public Offering is being conducted, if we believe that a reasonable probability exists that we will acquire a specific property, we will supplement our prospectus to disclose the negotiations and pending acquisition of such property. We expect that this will normally occur upon the signing of a purchase agreement for the acquisition of a specific property, but may occur before or after such signing or upon the satisfaction or expiration of major contingencies in any such purchase agreement, depending on the particular circumstances surrounding each potential investment. A supplement to our prospectus will also describe any improvements proposed to be constructed thereon and other information that we consider appropriate for an understanding of the transaction. Further data will be made available after any pending acquisition is consummated, also by means of a supplement to our prospectus, if appropriate. STOCKHOLDERS SHOULD UNDERSTAND THAT THE DISCLOSURE OF ANY PROPOSED ACQUISITION CANNOT BE RELIED UPON AS AN ASSURANCE THAT WE WILL ULTIMATELY CONSUMMATE SUCH ACQUISITION OR THAT THE INFORMATION PROVIDED CONCERNING THE PROPOSED ACQUISITION WILL NOT CHANGE BETWEEN THE DATE OF THE SUPPLEMENT AND ANY ACTUAL PURCHASE. We intend to obtain what we believe will be adequate insurance coverage for all properties in which we invest. Some of our leases may require that we procure insurance for both commercial general liability and property damage; however, we expect that those leases will provide that the premiums will be fully reimbursable from the tenant. In such instances, the policy will list us as the named insured and the tenant as the additional insured. However, we may decide not to obtain any or adequate earthquake or similar catastrophic insurance coverage because the premiums are too high, even in instances where it may otherwise be available.

Conditions to Closing Acquisitions

We will not purchase any property unless and until we obtain at least a Phase I environmental assessment and history for each property purchased and we are sufficiently satisfied with the property's environmental status. In addition, we will generally condition our obligation to close the purchase of any investment on the delivery and verification of certain documents from the seller or other independent professionals, including but not limited to, where appropriate:

- property surveys and site audits;
- building plans and specifications, if available;
- soil reports, seismic studies, flood zone studies, if available;
- licenses, permits, maps and governmental approvals;
- tenant estoppel certificates;
- historical financial statements and tax statement summaries of the properties;
- proof of marketable title, subject to such liens and encumbrances as are acceptable to us; and
- liability and title insurance policies.

Joint Venture Investments

As of December 31, 2011, we had not entered into any joint venture arrangements. We may acquire some of our properties in joint ventures, some of which may be entered into with affiliates of our advisor. We may also enter into joint ventures, general partnerships, co-tenancies and other participations with real estate developers, owners and others for the purpose of owning and leasing real properties. Among other reasons, we may want to acquire properties through a joint venture with third parties or affiliates in order to diversify our portfolio of properties in terms of geographic region or property type. Joint ventures may also allow us to acquire an interest in a property without requiring that we fund the entire purchase price. In addition, certain properties may be available to us only through joint ventures. In determining whether to recommend a particular joint venture, our advisor will evaluate the real property which such joint venture owns or is being formed to own under the same criteria that the advisor uses to evaluate other real estate investments.

We may enter into joint ventures with affiliates of our advisor for the acquisition of properties, but only provided that:

- a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction, approve the transaction as being fair and reasonable to us; and
- the investment by us and such affiliate are on substantially the same terms and conditions.

To the extent possible and if approved by our board of directors, including a majority of our independent directors, we will attempt to obtain a right of first refusal or option to buy if such venture partner elects to sell its interest in the property held by the joint venture. In the event that the venture partner were to elect to sell property held in any such joint venture, however, we may not have sufficient funds to exercise our right of first refusal to buy the venture partner's interest in the property held by the joint venture. Entering into joint ventures with affiliates of our advisor will result in certain conflicts of interest.

Construction and Development Activities

As of December 31, 2011, we had not undertaken any construction or development activities. From time to time, we may construct and develop real estate assets or render services in connection with these activities. We may be able to reduce overall purchase costs by constructing and developing a property versus purchasing a completed property. Developing and constructing properties would, however, expose us to risks such as cost overruns, carrying costs of projects under construction or development, availability and costs of materials and labor, weather conditions and government regulation. To comply with the applicable requirements under federal income tax law, we intend to limit our construction and development activities to performing oversight and review functions, including reviewing the construction design proposals, negotiating and contracting for feasibility studies and supervising compliance with local, state or federal laws and regulations, negotiating contracts, overseeing construction, and obtaining financing. In addition, we may use "taxable REIT subsidiaries" or certain independent contractors to carry out these oversight and review functions. We will retain independent contractors to perform the actual construction work.

Government Regulations

Our business will be subject to many laws and governmental regulations. Changes in these laws and regulations, or their interpretation by agencies and courts, occur frequently.

Americans with Disabilities Act

Under the Americans with Disabilities Act of 1990, or ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Complying with the ADA requirements could require us to remove access barriers. Failing to comply could result in the imposition of fines by the federal government or an award of damages to private litigants. Although we intend to acquire properties that substantially comply with these requirements, we may incur additional costs to comply with the ADA. In addition, a number of additional federal, state and local laws may require us to modify any properties we purchase, or may restrict further renovations thereof, with respect to access by disabled persons. Additional legislation could impose financial obligations or restrictions with respect to access by disabled persons. Although we believe that these costs will not have a material adverse effect on us, if required changes involve a greater amount of expenditures than we currently anticipate, our ability to make expected distributions could be adversely affected.

Environmental Matters

Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the costs of removing or remediating hazardous or toxic substances. These laws often impose clean-up responsibility and liability without regard to whether the owner or operator was responsible for, or even knew of, the presence of the hazardous or toxic substances. The costs of investigating, removing or remediating these substances may be substantial, and the presence of these substances may adversely affect our ability to rent units or sell the property or to borrow using the property as collateral and may expose us to liability resulting from any release of or exposure to these substances. If we arrange for the disposal or treatment of hazardous or toxic substances at another location, we may be liable for the costs of removing or remediating these substances at the disposal or treatment facility, whether or not the facility is owned or operated by us. We may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site that we own or operate. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials and other hazardous or toxic substances.

Other Regulations

The properties we acquire likely will be subject to various federal, state and local regulatory requirements, such as zoning and state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. We intend to acquire properties that are in material compliance with all such regulatory requirements. However, we cannot assure stockholders that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by us and could have an adverse effect on our financial condition and results of operations.

Disposition Policies

As of December 31, 2011, we had not disposed of any investments. We generally intend to hold each property we acquire for an extended period. However, we may sell a property at any time if, in our judgment, the sale of the property is in the best interests of our stockholders.

The determination of whether a particular property should be sold or otherwise disposed of will generally be made after consideration of relevant factors, including prevailing economic conditions, other investment opportunities and considerations specific to the condition, value and financial performance of the property. In connection with our sales of properties, we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale.

We may sell assets to third parties or to affiliates of our advisor. Our nominating and corporate governance committee of our board of directors, which is comprised solely of independent directors, must review and approve all transactions between us and our advisor and its affiliates.

Investment Limitations in our Charter

Our charter places numerous limitations on us with respect to the manner in which we may invest our funds, most of which are those typically required by various provisions of the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association ("NASAA REIT Guidelines"). So long as our shares are not listed on a national securities exchange, the NASAA REIT Guidelines apply to us, and we will not:

- Invest in equity securities unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction approve such investment as being fair, competitive and commercially reasonable.
- Invest in commodities or commodity futures contracts, except for future contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in real estate assets and mortgages.
- Invest in real estate contracts of sale, otherwise known as land sale contracts, unless the contract is in recordable form and is appropriately recorded in the chain of title.
- Make or invest in mortgage loans unless an appraisal is obtained concerning the underlying property, except for those mortgage loans insured or guaranteed by a government or government agency. In cases where our independent directors determine, and in all cases in which the transaction is with any of our directors or our advisor and its affiliates, we will obtain an appraisal from an independent appraiser. We will maintain such appraisal in our records for at least five years and it will be available to our stockholders for inspection and duplication. We will also obtain a mortgagee's or owner's title insurance policy as to the priority of the mortgage or condition of the title.
- Make or invest in mortgage loans, including construction loans, on any one property if the aggregate amount of all mortgage loans on such property would exceed an amount equal to 85% of the appraised value of such property, as determined by an appraisal, unless substantial justification exists for exceeding such limit because of the presence of other loan underwriting criteria.
- Make or invest in mortgage loans that are subordinate to any mortgage or equity interest of any of our directors, our advisor or their respective affiliates.
- Make investments in unimproved property or indebtedness secured by a deed of trust or mortgage loans on unimproved property in excess of 10% of our total assets.
- Issue equity securities on a deferred payment basis or other similar arrangement.
- Issue debt securities in the absence of adequate cash flow to cover debt service.
- Issue equity securities that are assessable after we have received the consideration for which our board of directors authorized their issuance.

- Issue "redeemable securities" redeemable solely at the option of the holder, which restriction has no effect on our ability to implement our share redemption program.
- When applicable, grant warrants or options to purchase shares to our advisor or its affiliates or to officers or directors affiliated with our advisor except on the same terms as options or warrants that are sold to the general public. Further, the amount of the options or warrants cannot exceed an amount equal to 10% of outstanding shares on the date of grant of the warrants and options.
- Lend money to our directors, or to our advisor or its affiliates, except for certain mortgage loans described above.

Changes in Investment Policies and Limitations

Our charter requires that our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interests of our stockholders. Each determination and the basis therefor are required to be set forth in the applicable meeting minutes. The methods of implementing our investment policies may also vary as new investment techniques are developed. The methods of implementing our investment objectives and policies, except as otherwise provided in our charter, may be altered by a majority of our directors, including a majority of our independent directors, without the approval of our stockholders. The determination by our board of directors that it is no longer in our best interests to continue to be qualified as a REIT shall require the concurrence of two-thirds of the board of directors. Investment policies and limitations specifically set forth in our charter, however, may only be amended by a vote of the stockholders holding a majority of our outstanding shares.

Investments in Mortgages

As of December 31, 2011, we had not invested in any mortgages. While we intend to emphasize equity real estate investments and, hence, operate as what is generally referred to as an "equity REIT," as opposed to a "mortgage REIT," we may invest in first or second mortgage loans, mezzanine loans secured by an interest in the entity owning the real estate or other similar real estate loans consistent with our REIT status. We may make such loans to developers in connection with construction and redevelopment of real estate properties. Such mortgages may or may not be insured or guaranteed by the Federal Housing Administration, the Veterans Administration or another third party. We may also invest in participating or convertible mortgages if our directors conclude that we and our stockholders may benefit from the cash flow or any appreciation in the value of the subject property. Such mortgages are similar to equity participation.

Affiliate Transaction Policy

Our board of directors has established a nominating and corporate governance committee, which will review and approve all matters the board believes may involve a conflict of interest. This committee is composed solely of independent directors. This committee of our board of directors will approve all transactions between us and our advisor and its affiliates.

Investment Company Act and Certain Other Policies

We intend to operate in such a manner that we will not be subject to regulation under the Investment Company Act of 1940 ("1940 Act"). Our advisor will continually review our investment activity to attempt to ensure that we do not come within the application of the 1940 Act. Among other things, our advisor will attempt to monitor the proportion of our portfolio that is placed in various investments so that we do not come within the definition of an "investment company" under the 1940 Act. If at any time the character of our investments could cause us to be deemed as an investment company for purposes of the 1940 Act, we will take all necessary actions to attempt to ensure that we are not deemed to be an investment company.

In addition, we do not intend to:

- underwrite securities of other issuers; or
- actively trade in loans or other investments.

Subject to the restrictions we must follow in order to qualify to be taxed as a REIT, we may make investments other than as previously described, although we do not currently intend to do so. We have authority to purchase or otherwise reacquire our common shares or any of our other securities. We have no present intention of repurchasing any of our common shares except pursuant to our share redemption program, and we would only take such action in conformity with applicable federal and state laws and the requirements for qualifying as a REIT under the Internal Revenue Code (the "Code").

Employees

We have no paid employees. The employees of our advisor provide management, acquisition, advisory and certain administrative services for us.

Competition

As we purchase properties for our portfolio, we are in competition with other potential buyers for the same properties, and may have to pay more to purchase the property than if there were no other potential acquirers or we may have to locate another property that meets our investment criteria. Although we intend to acquire properties subject to existing leases, the leasing of real estate is highly competitive in the current market, and we may experience competition for tenants from owners and managers of competing projects. As a result, we may have to provide free rent, incur charges for tenant improvements, or offer other inducements, or we might not be able to timely lease the space, all of which may have an adverse impact on our results of operations. At the time we elect to dispose of our properties, we will also be in competition with sellers of similar properties to locate suitable purchasers for its properties.

Industry Segments

We internally evaluate all of our properties and interests therein as one industry segment and, accordingly, we do not report segment information.

ITEM 1A. RISK FACTORS

Below are risks and uncertainties that could adversely affect our operations that we believe are material to stockholders. Other risks and uncertainties may exist that we do not consider material based on the information currently available to us at this time.

Risks Related to an Investment in Griffin Capital Net Lease REIT, Inc.

We have limited prior operating history or established financing sources.

We have a limited operating history, and stockholders should not rely upon the past performance of other real estate investment programs sponsored by affiliates of our advisor to predict our future results. We were incorporated in August 2008. As of December 31, 2011, we owned seven properties in five states. Our stockholders should consider our prospectus in light of the risks, uncertainties and difficulties frequently encountered by companies that are, like us, in their early stage of development.

To be successful in this market, we must, among other things:

- identify and acquire investments that further our investment objectives;
- increase awareness of the "Griffin Capital Net Lease REIT, Inc." name within the investment products market;
- expand and maintain our network of participating broker-dealers;
- attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations;
- respond to competition for our targeted real estate properties and other investments as well as for potential investors; and
- continue to build and expand our operational structure to support our business.

We cannot guarantee that we will succeed in achieving these goals, and our failure to do so could cause stockholders to lose all or a portion of their investment.

This is the first REIT sponsored by affiliates of our advisor, and the prior performance of real estate investment programs sponsored by affiliates of our advisor may not be an indication of our future results.

Stockholders should not rely upon the past performance of other real estate investment programs sponsored by affiliates of our advisor to predict our future results. Although members of our advisor's management team have significant experience in the acquisition, finance, management and development of commercial real estate, this is the first REIT sponsored by affiliates of our advisor. Accordingly, the prior performance of real estate investment programs sponsored by our advisor and its affiliates may not be indicative of our future results.

If we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, and the value of our stockholders' investments will fluctuate with the performance of the specific properties we acquire.

Our Public Offering is being made on a best efforts basis, whereby the participating broker-dealers are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of the shares. As a result, the amount of proceeds we raise in the Public Offering may be substantially less than the amount we would need to achieve a broadly diversified property portfolio. If we are unable to raise a substantial amount of funds, we will make fewer investments resulting in less diversification in terms of the number of investments owned, the types of investments that we make, and the geographic regions in which our investments are located. In such event, the likelihood of our profitability being affected by the performance of any one of our investments will increase. Our stockholders' investments in our shares will be subject to greater risk to the extent that we lack a diversified portfolio of investments. In addition, our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, and our financial condition and ability to pay distributions could be adversely affected.

If we, through our advisor, are unable to find suitable investments, then we may not be able to achieve our investment objectives or pay distributions.

Our ability to achieve our investment objectives and to pay distributions is dependent upon the performance of our advisor in selecting our investments and arranging financing. As of December 31, 2011, we owned seven properties in five states. Our stockholders will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments, other than through our disclosures required by the rules of the SEC. Therefore, our stockholders will have to rely entirely on the management ability of our advisor and the oversight of our board of directors. We cannot be sure that our advisor will be successful in obtaining suitable investments on financially attractive terms or that, if it makes investments on our behalf, our objectives will be achieved. If we are unable to find suitable investments, we will hold the proceeds of our Public Offering in an interest-bearing account or invest the proceeds in short-term, investment-grade investments. In such an event, our ability to pay distributions to our stockholders would be adversely affected.

We may suffer from delays in locating suitable investments, which could adversely affect our ability to make distributions and the value of our stockholders' investments.

We could suffer from delays in locating suitable investments, particularly as a result of our reliance on our advisor at times when management of our advisor is simultaneously seeking to locate suitable investments for other affiliated programs. Delays we encounter in the selection, acquisition and development of income-producing properties likely would adversely affect our ability to make distributions and the value of our stockholders' investments. In such event, we may pay all or a substantial portion of our distributions from the proceeds of the Public Offering or from borrowings in anticipation of future cash flow, which may constitute a return of our stockholders' capital. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and there are no current limits on the amount of distributions to be paid from such funds. Distributions from the proceeds of the Public Offering or from borrowings also could reduce the amount of capital we ultimately invest in properties. This, in turn, would reduce the value of our stockholders' investments. In particular, if we acquire properties prior to the start of construction or during the early stages of construction, it will typically take several months to complete construction and rent available space. Therefore, our stockholders could suffer delays in the receipt of cash distributions attributable to those particular properties.

If we pay distributions from sources other than our cash flow from operations, we will have fewer funds available for the acquisition of properties, and our stockholders' overall returns may be reduced.

In the event we do not have enough cash from operations to fund our distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions or make the distributions out of net proceeds from the Public Offering. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and there are no current limits on the amount of distributions to be paid from such funds. If we pay distributions from sources other than cash flow from operations, we will have fewer funds available for acquiring properties, which may reduce our stockholders' overall returns. Additionally, to the extent distributions exceed cash flow from operations, a stockholder's basis in our stock will be reduced and, to the extent distributions exceed a stockholder's basis, the stockholder may recognize a capital gain.

If our advisor loses or is unable to obtain key personnel, our ability to implement our investment objectives could be delayed or hindered, which could adversely affect our ability to make distributions and the value of our stockholders' investments.

Our success depends to a significant degree upon the contributions of certain of our executive officers and other key personnel of our advisor and sponsor, including Kevin A. Shields, David C. Rupert, Michael J. Escalante, Joseph E. Miller, Mary P. Higgins, Don G. Pescara and Julie A. Treinen, each of whom would be difficult to replace. Our advisor does not have an employment agreement with any of these key personnel and we cannot guarantee that all, or any particular one, will remain affiliated with us and/or our advisor. If any of our key personnel were to cease their affiliation with our advisor, our operating results could suffer. Further, we do not intend to separately maintain key person life insurance on any of these individuals. We believe that our future success depends, in large part, upon our advisor's ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and we cannot assure our stockholders that our advisor will be successful in attracting and retaining such skilled personnel. If our advisor loses or is unable to obtain the services of key personnel or does not establish or maintain appropriate strategic relationships, our ability to implement our investment strategies could be delayed or hindered, and the value of our stockholders' investments may decline.

Our ability to operate profitably will depend upon the ability of our advisor to efficiently manage our day-to-day operations.

We will rely on our advisor to manage our business and assets. Our advisor will make all decisions with respect to our day-to-day operations. Thus, the success of our business will depend in large part on the ability of our advisor to manage our operations. Any adversity experienced by our advisor or problems in our relationship with our advisor could adversely impact the operation of our properties and, consequently, our cash flow and ability to make distributions to our stockholders.

Our rights and the rights of our stockholders to recover claims against our officers, directors and our advisor are limited, which could reduce our stockholders' and our recovery against them if they cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation's best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter, in the case of our directors, officers, employees and agents, and the advisory agreement, in the case of our advisor, requires us to indemnify our directors, officers, employees and agents and our advisor and its affiliates for actions taken by them in good faith and without negligence or misconduct. Additionally, our charter limits the liability of our directors and officers for monetary damages to the maximum extent permitted under Maryland law. As a result, we and our stockholders may have more limited rights against our directors, officers, employees and agents, and our advisor and its affiliates, than might otherwise exist under common law, which could reduce our stockholders' and our recovery against them. In addition, we may be obligated to fund the defense costs incurred by our directors, officers, employees and agents of our advisor in some cases which would decrease the cash otherwise available for distribution to our stockholders.

Risks Related to Conflicts of Interest

Our sponsor, advisor, property manager and their officers and certain of their key personnel will face competing demands relating to their time, which may cause our operating results to suffer.

Our sponsor, advisor, property manager and their officers and certain of their key personnel and their respective affiliates serve as key personnel, advisors, managers and sponsors to some or all of 16 other real estate programs affiliated with our sponsor, including Griffin-American Healthcare REIT II, Inc. ("Griffin-American Healthcare REIT II"), a publicly-registered, non-traded real estate investment trust. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. During times of intense activity in other programs and ventures, they may devote less time and fewer resources to our business than is necessary or appropriate. If this occurs, the returns on our stockholders' investments may suffer.

In addition, our dealer manager has entered into a dealer manager agreement to serve as dealer manager for Griffin-American Healthcare REIT II. As a result, our dealer manager will have contractual duties to Griffin-American Healthcare REIT II, which contractual duties may conflict with the duties owed to us. The duties owed to Griffin-American Healthcare REIT II could result in actions or inactions that are detrimental to our business, which could harm the implementation of our investment objectives. Conflicts with our business and interests are most likely to arise from involvement in activities related to allocation of management time and services between us and Griffin-American Healthcare REIT II. If our dealer manager is unable to devote sufficient time and effort to the distribution of shares of our common stock, we may not be able to raise significant additional proceeds for investment in real estate. Accordingly, competing demands of our dealer manager's personnel may cause us to be unable to successfully implement our investment objectives, or generate cash needed to make distributions to our stockholders, and to maintain or increase the value of our assets.

Our officers and one of our directors face conflicts of interest related to the positions they hold with affiliated entities, which could hinder our ability to successfully implement our investment objectives and to generate returns to our stockholders.

Our executive officers and one of our directors are also officers of our sponsor, our advisor, our property manager, our dealer manager and other affiliated entities. As a result, these individuals owe fiduciary duties to these other entities and their owners, which fiduciary duties may conflict with the duties that they owe to our stockholders and us. Their loyalties to these other entities could result in actions or inactions that are detrimental to our business, which could harm the implementation of our investment objectives. Conflicts with our business and interests are most likely to arise from involvement in activities related to (1) allocation of new investments and management time and services between us and the other entities, (2) our purchase of properties from, or sale of properties to, affiliated entities, (3) the timing and terms of the investment in or sale of an asset, (4) development of our properties by affiliates, (5) investments with affiliates of our advisor, (6) compensation to our advisor, and (7) our relationship with our dealer manager and property manager. If we do not successfully implement our investment objectives, we may be unable to generate cash needed to make distributions to our stockholders and to maintain or increase the value of our assets.

Our advisor will face conflicts of interest relating to the purchase of properties, and such conflicts may not be resolved in our favor, which could adversely affect our investment opportunities.

We may be buying properties at the same time as one or more of the other programs managed by officers and key personnel of our advisor. Our advisor and its affiliates are actively involved in 16 other affiliated real estate programs and three other entities which own properties, including tenant in common programs and other real estate programs that may compete with us or otherwise have similar business interests. Our advisor and our property manager will have conflicts of interest in allocating potential properties, acquisition expenses, management time, services and other functions between various existing enterprises or future enterprises with which they may be or become involved. There is a risk that our advisor will choose a property that provides lower returns to us than a property purchased by another program sponsored by our sponsor. We cannot be sure that officers and key personnel acting on behalf of our advisor and on behalf of these other programs will act in our best interests when deciding whether to allocate any particular property to us. Such conflicts that are not resolved in our favor could result in a reduced level of distributions we may be able to pay to our stockholders and a reduction in the value of our stockholders' investments. If our advisor or its affiliates breach their legal or other obligations or duties to us, or do not resolve conflicts of interest in the appropriate manner, we may not meet our investment objectives, which could reduce our expected cash available for distribution to our stockholders and the value of our stockholders' investments.

We may face a conflict of interest when purchasing properties from affiliates of our advisor.

As of December 31, 2011, we have acquired five of our properties in transactions involving certain affiliates of our sponsor, including our Chairman and President, Kevin A. Shields, our Vice President – Acquisitions, Don G. Pescara, and the President of our sponsor, David C. Rupert, along with several third party investors. We may purchase properties from one or more affiliates of our advisor in the future. A conflict of interest may exist in such an acquisition and affiliates of our advisor may be entitled to fees on both sides of such a related party transaction. The business interests of our advisor and its affiliates may be adverse to, or to the detriment of, our interests. Additionally, the prices we pay to affiliates of our advisor for our properties may be equal to, or in excess of, the prices paid by them, plus the costs incurred by them relating to the acquisition and financing of the properties. These prices will not be the subject of arm's-length negotiations, which could mean that the acquisitions may be on terms less favorable to us than those negotiated in an arm's-length transaction. Even though we will use an independent third party appraiser to determine fair market value when acquiring properties from our advisor and its affiliates, we may pay more for particular properties than we would have in an arm's-length transaction, which would reduce our cash available for investment in other properties or distribution to our stockholders. Furthermore, because any agreement that we enter into with affiliates of our advisor will not be negotiated in an arm's-length transaction, and as a result of the affiliation between our advisor and its affiliates, our advisor may be reluctant to enforce the agreements against such entities. Our nominating and corporate governance committee of our board of directors will approve all transactions between us and our advisor and its affiliates.

We may face conflicts of interest when disposing of certain of our properties, which may cause us to make payments to the affiliated contributors of such properties pursuant to tax protection agreements.

In connection with the contribution of five of our properties from certain affiliates of our sponsor, we have entered into tax protection agreements with the contributors. These agreements obligate our operating partnership to reimburse the contributors for tax liabilities resulting from their recognition of income or gain if we cause our operating partnership to take certain actions with respect to the various properties, the result of which causes income or gain to the contributors in the 10 years subsequent to the contribution of such property. As a result, we may face conflicts of interest if affiliates of our advisor and sponsor recommend that we sell one of these properties, the result of which could cause our operating partnership to provide reimbursements under the tax protection agreements if we do not reinvest the proceeds of the sale pursuant to Section 1031 of the Code or any other tax deferred investment.

Our advisor will face conflicts of interest relating to the incentive fee structure under our advisory agreement, which could result in actions that are not necessarily in the long-term best interests of our stockholders.

Our advisor and its affiliates will perform services for us in connection with the offer and sale of our shares and the selection, acquisition and management of our properties pursuant to our advisory agreement. In addition, our advisor will be entitled to fees that are structured in a manner intended to provide incentives to our advisor to perform in our best interests and in the best interests of our stockholders. The amount of such compensation has not been determined as a result of arm's-length negotiations, and such amounts may be greater than otherwise would be payable to independent third parties. While certain affiliates of our sponsor, including our Chairman and President, will have a significant equity interest in our operating partnership through the contribution of certain of our properties, our advisor is entitled to receive substantial minimum compensation regardless of performance. Therefore, our advisor's interests may not be wholly aligned with those of our stockholders. In that regard, our advisor could be motivated to recommend riskier or more speculative investments in order for us to generate the specified levels of performance or sales proceeds that would entitle our advisor to fees. In addition, our advisor's entitlement to fees upon the sale of our assets and to participate in sale proceeds could result in our advisor recommending sales of our investments at the earliest possible time at which sales of investments would produce the level of return that would entitle our advisor to compensation relating to such sales, even if continued ownership of those investments might be in our best long-term interest.

Our advisory agreement will require us to pay a performance-based termination fee to our advisor in the event that we terminate our advisor prior to the listing of our shares for trading on an exchange or, absent such listing, in respect of its participation in net sale proceeds. To avoid paying this fee, our independent directors may decide against terminating the advisory agreement prior to our listing of our shares or disposition of our investments even if, but for the termination fee, termination of the advisory agreement would be in our best interest. In addition, the requirement to pay the fee to our advisor at termination could cause us to make different investment or disposition decisions than we would otherwise make in order to satisfy our obligation to pay the fee to the terminated advisor.

At the time it becomes necessary for our board of directors to determine which liquidity event, if any, is in the best interests of us and our stockholders, our advisor may not agree with the decision of our board as to which liquidity event, if any, we should pursue if there is a substantial difference in the amount of subordinated fees the advisor may receive for each liquidity event. Our advisor may prefer a liquidity event with higher subordinated fees. If our board of directors decides to list our shares for trading on an exchange, our board may also decide to merge us with our advisor in anticipation of the listing process. Such merger may result in substantial compensation to the advisor which may create certain conflicts of interest.

Our advisor will face conflicts of interest relating to joint ventures that we may form with affiliates of our advisor, which conflicts could result in a disproportionate benefit to other joint venture partners at our expense.

We may enter into joint ventures with other programs sponsored by our sponsor, including other REITs, for the acquisition, development or improvement of properties. Our advisor may have conflicts of interest in determining which program sponsored by our sponsor should enter into any particular joint venture agreement. The co-venturer may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. In addition, our advisor may face a conflict in structuring the terms of the relationship between our interests and the interest of the affiliated co-venturer and in managing the joint venture. Since our advisor and its affiliates will control both the affiliated co-venturer and, to a certain extent, us, agreements and transactions between the co-venturers with respect to any such joint venture will not have the benefit of arm's-length negotiation of the type normally conducted between unrelated co-venturers, which may result in the co-venturer receiving benefits greater than the benefits that we receive. In addition, we may assume liabilities related to the joint venture that exceed the percentage of our investment in the joint venture, and this could reduce the returns on our stockholders investments'.

There is no separate counsel for us and our affiliates, which could result in conflicts of interest.

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC ("Baker Donelson") acts as legal counsel to us and also represents our sponsor, advisor, our dealer manager and some of their affiliates. There is a possibility in the future that the interests of the various parties may become adverse and, under the code of professional responsibility of the legal profession, Baker Donelson may be precluded from representing any one or all of such parties. If any situation arises in which our interests appear to be in conflict with those of our advisor or its affiliates, additional counsel may be retained by one or more of the parties to assure that their interests are adequately protected. Moreover, should a conflict of interest not be readily apparent, Baker Donelson may inadvertently act in derogation of the interest of the parties which could affect our ability to meet our investment objectives.

Risks Related to Our Corporate Structure

The limit on the number of shares a person may own may discourage a takeover that could otherwise result in a premium price to our stockholders.

In order for us to qualify as a REIT, no more than 50% of our outstanding stock may be beneficially owned, directly or indirectly, by five or fewer individuals (including certain types of entities) at any time during the last half of each taxable year. To ensure that we do not fail to qualify as a REIT under this test, our charter restricts ownership by one person or entity to no more than 9.8% in value or number, whichever is more restrictive, of any class of our outstanding stock. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of common stockholders or discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.

Our charter permits our board of directors to issue up to 900,000,000 shares of capital stock. In addition, our board of directors, without any action by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series of stock that we have authority to issue. Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with terms and conditions that could have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

We are not afforded the protection of Maryland law relating to business combinations.

Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

- any person who beneficially owns 10% or more of the voting power of the corporation's shares; or
- an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

These prohibitions are intended to prevent a change of control by interested stockholders who do not have the support of our board of directors. Since our charter contains limitations on ownership of 9.8% or more of our common stock, we opted out of the business combinations statute in our charter. Therefore, we will not be afforded the protections of this statute and, accordingly, there is no guarantee that the ownership limitations in our charter would provide the same measure of protection as the business combinations statute and prevent an undesired change of control by an interested stockholder.

Our stockholders' investment returns may be reduced if we are required to register as an investment company under the Investment Company Act of 1940. If we become an unregistered investment company, we will not be able to continue our business.

We do not intend to register as an investment company under the Investment Company Act of 1940 ("1940 Act"). As of December 31, 2011, we owned seven properties, and our intended investments in real estate will represent the substantial majority of our total asset mix, which would not subject us to the 1940 Act. In order to maintain an exemption from regulation under the 1940 Act, we must engage primarily in the business of buying real estate, and these investments must be made within a year after the Public Offering ends. If we are unable to invest a significant portion of the proceeds of the Public Offering in properties within one year of the termination of the Public Offering, we may avoid being required to register as an investment company by temporarily investing any unused proceeds in government securities with low returns, which would reduce the cash available for distribution to investors and possibly lower our stockholders' returns.

To maintain compliance with our 1940 Act exemption, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may be required to acquire additional income- or loss-generating assets that we might not otherwise acquire or forego opportunities to acquire interests in companies that we would otherwise want to acquire. If we are required to register as an investment company but fail to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Our stockholders are bound by the majority vote on matters on which our stockholders are entitled to vote and, therefore, a stockholder's vote on a particular matter may be superseded by the vote of other stockholders.

Stockholders may vote on certain matters at any annual or special meeting of stockholders, including the election of directors. However, stockholders will be bound by the majority vote on matters requiring approval of a majority of the stockholders even if they do not vote with the majority on any such matter.

If stockholders do not agree with the decisions of our board of directors, they only have limited control over changes in our policies and operations and may not be able to change such policies and operations, except as provided for in our charter and under applicable law.

Our board of directors determines our major policies, including our policies regarding investments, operations, capitalization, financing, growth, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of our stockholders. Under the Maryland General Corporation Law and our charter, our stockholders have a right to vote only on the following:

- the election or removal of directors;
- any amendment of our charter, except that our board of directors may amend our charter without stockholder approval to increase or decrease the aggregate number of our shares, to increase or decrease the number of our shares of any class or series that we have the authority to issue, or to classify or reclassify any unissued shares by setting or changing the preferences, conversion or other rights, restrictions, limitations as to distributions, qualifications or terms and conditions of redemption of such shares, provided however, that any such amendment does not adversely affect the rights, preferences and privileges of the stockholders;
- our liquidation or dissolution; and
- any merger, consolidation or sale or other disposition of substantially all of our assets.

All other matters are subject to the discretion of our board of directors. Therefore, stockholders are limited in their ability to change our policies and operations.

We will not calculate the net asset value per share for our shares until, potentially, 18 months after completion of our last offering, therefore, stockholders will not be able to determine the net asset value of their shares on an ongoing basis during our Public Offering and for a substantial period of time thereafter.

We do not intend to calculate the net asset value per share for our shares until, potentially, 18 months after the completion of our last offering. Beginning 18 months after the completion of the last offering of our shares (excluding offerings under our distribution reinvestment plan), our board of directors will determine the value of our properties and our other assets based on such information as our board determines appropriate, which may or may not include independent valuations of our properties or of our enterprise as a whole. We will disclose this net asset value to stockholders in our filings with the SEC. Therefore, stockholders will not be able to determine the net asset value of their shares on an ongoing basis during our Public Offering.

Our stockholders' interests in us will be diluted as we issue additional shares.

Our stockholders will not have preemptive rights to any shares issued by us in the future. Subject to any limitations set forth under Maryland law, our board of directors may increase the number of authorized shares of stock (currently 900,000,000 shares), increase or decrease the number of shares of any class or series of stock designated, or reclassify any unissued shares without the necessity of obtaining stockholder approval. All of such shares may be issued in the discretion of our board of directors. Therefore, as we (1) sell shares in the Public Offering or sell additional shares in the future, including those issued pursuant to our distribution reinvestment plan, (2) sell securities that are convertible into shares of our common stock, (3) issue shares of our common stock in a private offering of securities to institutional investors, (4) issue shares of restricted common stock or stock options to our independent directors, (5) issue shares to our advisor, its successors or assigns, in payment of an outstanding fee obligation as set forth under our advisory agreement, or (6) issue shares of our common stock to sellers of properties acquired by us in connection with an exchange of limited partnership interests of our operating partnership, existing stockholders and investors purchasing shares in the Public Offering will experience dilution of their equity investment in us. Because the limited partnership interests of our operating partnership may, in the discretion of our board of directors, be exchanged for shares of our common stock, any merger, exchange or conversion between our operating partnership and another entity ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders. As of December 31, 2011, we had 5,667,551 shares of common stock issued and outstanding, and we owned approximately 59% of the limited partnership interests. Our sponsor and certain of its affiliates owned approximately 27% of the limited partnership interests, and the remaining approximately 14% is owned by third parties. Because of these and other reasons described in this "Risk Factors" section, stockholders should not expect to be able to own a significant percentage of our shares.

In addition, the net book value per share of our common stock was approximately $7.44 as of December 31, 2011, as compared to our offering price per share of $10.00 as of December 31, 2011. Therefore, upon a purchase of our shares, stockholders will be immediately diluted based on the net book value. Net book value takes into account a deduction of selling commissions, the dealer manager fee and estimated offering expenses paid by us, and is calculated to include depreciated tangible assets, deferred financing costs, and amortized identified intangible assets, which include in-place market leases. Net book value is not an estimate of net asset value, or of the market value or other value of our common stock.

Payment of fees to our advisor and its affiliates will reduce cash available for investment and distribution.

Our advisor and its affiliates will perform services for us in connection with the offer and sale of our shares, the selection and acquisition of our investments, and the management of our properties. They will be paid substantial fees for these services, which will reduce the amount of cash available for investment in properties or distribution to stockholders.

We may be unable to pay or maintain cash distributions or increase distributions over time.

There are many factors that can affect the availability and timing of cash distributions to stockholders. Distributions will be based principally on distribution expectations of our potential investors and cash available from our operations. The amount of cash available for distribution will be affected by many factors, such as our ability to buy properties as offering proceeds become available and our operating expense levels, as well as many other variables. Actual cash available for distribution may vary substantially from estimates. With limited prior operating history, we cannot assure our stockholders that we will be able to pay or maintain distributions or that distributions will increase over time, nor can we give any assurance that rents from the properties will increase, or that future acquisitions of real properties will increase our cash available for distribution to stockholders. Our actual results may differ significantly from the assumptions used by our board of directors in establishing the distribution rate to stockholders.

We are uncertain of our sources of debt or equity for funding our future capital needs. If we cannot obtain funding on acceptable terms, our ability to make necessary capital improvements to our properties may be impaired or delayed.

The gross proceeds of our Public Offering will be used to purchase real estate investments and to pay various fees and expenses. In addition, to qualify as a REIT, we generally must distribute to our stockholders at least 90% of our taxable income each year, excluding capital gains. Because of this distribution requirement, it is not likely that we will be able to fund a significant portion of our future capital needs from retained earnings. We have not identified all sources of debt or equity for future funding, and such sources of funding may not be available to us on favorable terms or at all. If, however, we do not have access to sufficient funding in the future, we may not be able to make necessary capital improvements to our properties, pay other expenses or expand our business.

Risks Related to Investments in Single Tenant Net Lease Real Estate

Many of our properties will depend upon a single tenant for all or a majority of their rental income, and our financial condition and ability to make distributions may be adversely affected by the bankruptcy or insolvency, a downturn in the business, or a lease termination of a single tenant, including those caused by the current economic downturn.

We expect that many of our properties will be occupied by only one tenant or will derive a majority of their rental income from one tenant and, therefore, the success of those properties will be materially dependent on the financial stability of such tenants. The nation as a whole and our local economies are currently experiencing a severe economic slowdown affecting companies of all sizes and industries. A tenant at one or more of our properties may be negatively affected by the current economic slowdown. Lease payment defaults by tenants, including those caused by the current economic downturn, could cause us to reduce the amount of distributions we pay. A default of a tenant on its lease payments to us and the potential resulting vacancy would cause us to lose the revenue from the property and force us to find an alternative source of revenue to meet any mortgage payment and prevent a foreclosure if the property is subject to a mortgage. In the event of a default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting the property. If a lease is terminated or an existing tenant elects not to renew a lease upon its expiration, there is no assurance that we will be able to lease the property for the rent previously received or sell the property without incurring a loss. A default by a tenant, the failure of a guarantor to fulfill its obligations or other premature termination of a lease, or a tenant's election not to extend a lease upon its expiration, could have an adverse effect on our financial condition and our ability to pay distributions.

Five of our eight current tenants each represent in excess of 10% of our rental income; therefore we currently rely on these five tenants and adverse effects to their business could affect our performance.

As of January 31, 2012, our five largest tenants, based on rental income, were Life Technologies Corporation, located in California (approximately 23.8%), AT&T Services, Inc., located in Washington (approximately 17.6%), Chicago Bridge & Iron Company (Delaware), located in Illinois (approximately 15.0%), World Kitchen, LLC, located in Illinois (approximately 13.4%) and Renfro Corporation, located in South Carolina (approximately 10.8%). The revenues generated by the properties these tenants occupy are substantially reliant upon the financial condition of these tenants and, accordingly, any event of bankruptcy, insolvency, or a general downturn in the business of any of these tenants may result in the failure or delay of such tenant's rental payments which may have a substantial adverse effect on our financial performance.

If a tenant declares bankruptcy, we may be unable to collect balances due under relevant leases.

Any of our tenants, or any guarantor of a tenant's lease obligations, could be subject to a bankruptcy proceeding pursuant to Title 11 of the bankruptcy laws of the United States. Such a bankruptcy filing would bar all efforts by us to collect pre-bankruptcy debts from these entities or their properties, unless we receive an enabling order from the bankruptcy court. Post-bankruptcy debts would be paid currently. If a lease is assumed, all pre-bankruptcy balances owing under it must be paid in full. If a lease is rejected by a tenant in bankruptcy, we would have a general unsecured claim for damages. If a lease is rejected, it is unlikely we would receive any payments from the tenant because our claim is capped at the rent reserved under the lease, without acceleration, for the greater of one year or 15% of the remaining term of the lease, but not greater than three years, plus rent already due but unpaid. This claim could be paid only in the event funds were available, and then only in the same percentage as that realized on other unsecured claims.

A tenant or lease guarantor bankruptcy could delay efforts to collect past due balances under the relevant leases, and could ultimately preclude full collection of these sums. Such an event could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available for distributions to our stockholders. In the event of a bankruptcy, we cannot assure our stockholders that the tenant or its trustee will assume our lease. If a given lease, or guaranty of a lease, is not assumed, our cash flow and the amounts available for distributions to our stockholders may be adversely affected.

Net leases may not result in fair market lease rates over time.

We expect a large portion of our rental income to come from net leases, and net leases frequently provide the tenant greater discretion in using the leased property than ordinary property leases, such as the right to freely sublease the property, to make alterations in the leased premises and to terminate the lease prior to its expiration under specified circumstances. Further, net leases are typically for longer lease terms and, thus, there is an increased risk that contractual rental increases in future years will fail to result in fair market rental rates during those years. As a result, our income and distributions to our stockholders could be lower than they would otherwise be if we did not engage in net leases.

Our real estate investments may include special use single tenant properties that may be difficult to sell or re-lease upon tenant defaults or early lease terminations.

We focus our investments on commercial and industrial properties, a number of which may include manufacturing facilities and special use single tenant properties. These types of properties are relatively illiquid compared to other types of real estate and financial assets. This illiquidity will limit our ability to quickly change our portfolio in response to changes in economic or other conditions. With these properties, if the current lease is terminated or not renewed or, in the case of a mortgage loan, if we take such property in foreclosure, we may be required to renovate the property or to make rent concessions in order to lease the property to another tenant or sell the property. In addition, in the event we are forced to sell the property, we may have difficulty selling it to a party other than the tenant or borrower due to the special purpose for which the property may have been designed. These and other limitations may affect our ability to sell or re-lease properties and adversely affect returns to our stockholders.

A high concentration of our properties in a particular geographic area, or that have tenants in a similar industry, would magnify the effects of downturns in that geographic area or industry.

We expect that our properties will be diverse according to geographic area and industry of our tenants. However, in the event that we have a concentration of properties in any particular geographic area, any adverse situation that disproportionately affects that geographic area would have a magnified adverse effect on our portfolio. Similarly, if our tenants are concentrated in a certain industry or industries, any adverse effect to that industry generally would have a disproportionately adverse effect on our portfolio. As of December 31, 2011, we did not have significant industry concentration in our portfolio; however, approximately 38% of our total rental income is concentrated in the State of Illinois and approximately 26% of our total rental income is concentrated in the State of California.

If a sale-leaseback transaction is recharacterized in a tenant's bankruptcy proceeding, our financial condition could be adversely affected.

We may enter into sale-leaseback transactions, whereby we would purchase a property and then lease the same property back to the person from whom we purchased it. In the event of the bankruptcy of a tenant, a transaction structured as a sale-leaseback may be recharacterized as either a financing or a joint venture, either of which outcomes could adversely affect our business. If the sale-leaseback were recharacterized as a financing, we might not be considered the owner of the property, and as a result would have the status of a creditor in relation to the tenant. In that event, we would no longer have the right to sell or encumber our ownership interest in the property. Instead, we would have a claim against the tenant for the amounts owed under the lease, with the claim arguably secured by the property. The tenant/debtor might have the ability to propose a plan restructuring the term, interest rate and amortization schedule of its outstanding balance. If confirmed by the bankruptcy court, we could be bound by the new terms, and prevented from foreclosing our lien on the property. If the sale-leaseback were recharacterized as a joint venture, our lessee and we could be treated as co-venturers with regard to the property. As a result, we could be held liable, under some circumstances, for debts incurred by the lessee relating to the property. Either of these outcomes could adversely affect our cash flow and the amount available for distributions to our stockholders.

General Risks Related to Investments in Real Estate

Adverse economic conditions may negatively affect our property values, returns and profitability.

Recent geopolitical events have exacerbated the general economic slowdown that has affected the nation as a whole and the local economies where our properties may be located. Economic weakness and higher unemployment, combined with higher costs, especially for energy, food and commodities, has put considerable pressure on consumer spending, which, along with limited debt financing, has resulted in many U.S. companies experiencing poorer financial and operating performance over the past few years than in prior periods. As a result, this slowdown has reduced demand for space and removed support for rents and property values. The following market and economic challenges may adversely affect our property values or operating results:

- poor economic times may result in a tenant's failure to meet its obligations under a lease or bankruptcy;
- re-leasing may require reduced rental rates under the new leases; and
- increased insurance premiums, resulting in part from the increased risk of terrorism, may reduce funds available for distribution, or, to the extent we are able to pass such increased insurance premiums on to our tenants, may increase tenant defaults.

A continuing environment of declining prices could further weaken real estate markets. We do not know how long the slowdown will last, or when, or even if, real estate markets will return to more normal conditions. Since we cannot predict when real estate markets may recover, the value of our properties may decline if market conditions persist or worsen. Further, the results of operations for a property in any one period may not be indicative of results in future periods, and the long-term performance of such property generally may not be comparable to, and cash flows may not be as predictable as, other properties owned by third parties in the same or similar industry. The already weak conditions in the real estate markets could be further exacerbated by a deterioration of national or regional economic conditions. Our property values and operations could be negatively affected to the extent that the current economic downturn is prolonged or becomes more severe.

Continued disruptions in the credit markets and real estate markets could have a material adverse effect on our results of operations, financial condition and ability to pay distributions to our stockholders.

Domestic and international financial markets are currently experiencing significant disruptions which have been brought about in large part by failures in the U.S. banking system. These disruptions have severely impacted the availability of credit and have contributed to rising costs associated with obtaining credit. If debt financing is not available on terms and conditions we find acceptable, we may not be able to obtain financing for investments. If these disruptions in the credit markets persist, our ability to borrow monies to finance the purchase of, or other activities related to, real estate assets will be negatively impacted. If we are unable to borrow monies on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase, and the return on the properties we do purchase may be lower. In addition, if we pay fees to lock in a favorable interest rate, falling interest rates or other factors could require us to forfeit these fees. All of these events would have a material adverse effect on our results of operations, financial condition and ability to pay distributions.

In addition to volatility in the credit markets, the real estate market is subject to fluctuation and can be impacted by factors such as general economic conditions, supply and demand, availability of financing and interest rates. To the extent we purchase real estate in an unstable market, we are subject to the risk that if the real estate market ceases to attract the same level of capital investment in the future that it attracts at the time of our purchases, or the number of companies seeking to acquire properties decreases, the value of our investments may not appreciate or may decrease significantly below the amount we pay for these investments.

Our operating results will be affected by economic and regulatory changes that have an adverse impact on the real estate market in general, and we cannot assure our stockholders that we will be profitable or that we will realize growth in the value of our real estate properties.

Our operating results will be subject to risks generally incident to the ownership of real estate, including:

- changes in general economic or local conditions;
- changes in supply of or demand for similar or competing properties in an area;
- changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive;
- changes in tax, real estate, environmental and zoning laws;
- changes in property tax assessments and insurance costs; and
- increases in interest rates and tight money supply.

These and other reasons may prevent us from being profitable or from realizing growth or maintaining the value of our real estate properties.

We may obtain only limited warranties when we purchase a property.

The seller of a property will often sell such property in its "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. Also, many sellers of real estate are single purpose entities without significant other assets. The purchase of properties with limited warranties or from undercapitalized sellers increases the risk that we may lose some or all of our invested capital in the property as well as the loss of rental income from that property.

Our inability to sell a property when we desire to do so could adversely impact our ability to pay cash distributions to our stockholders.

The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Real estate generally cannot be sold quickly. Also, the tax laws applicable to REITs require that we hold our properties for investment, rather than for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interest. Therefore, we may not be able to dispose of properties promptly, or on favorable terms, in response to economic or other market conditions, and this may adversely impact our ability to make distributions to our stockholders.

In addition, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure our stockholders that we will have funds available to correct such defects or to make such improvements.

In acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would also restrict our ability to sell a property.

We may not be able to sell our properties at a price equal to, or greater than, the price for which we purchased such properties, which may lead to a decrease in the value of our assets.

We may be purchasing our properties at a time when capitalization rates are at historically low levels and purchase prices are high. Therefore, the value of our properties may not increase over time, which may restrict our ability to sell our properties, or in the event we are able to sell such property, may lead to a sale price less than the price that we paid to purchase the properties.

We may acquire or finance properties with lock-out provisions, which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties.

Lock-out provisions are provisions that generally prohibit repayment of a loan balance for a certain number of years following the origination date of a loan. Such provisions are typically provided for by the Code or the terms of the agreement underlying a loan. Lock-out provisions could materially restrict us from selling or otherwise disposing of or refinancing properties. These provisions would affect our ability to turn our investments into cash and thus affect cash available for distribution to our stockholders. Lock-out provisions may prohibit us from reducing the outstanding indebtedness with respect to any properties, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness with respect to such properties.

Lock-out provisions could impair our ability to take actions during the lock-out period that would otherwise be in our stockholders' best interests and, therefore, may have an adverse impact on the value of the shares, relative to the value that would result if the lock-out provisions did not exist. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in our stockholders' best interests.

If we suffer losses that are not covered by insurance or that are in excess of insurance coverage, we could lose invested capital and anticipated profits.

Material losses may occur in excess of insurance proceeds with respect to any property, as insurance may not be sufficient to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, which are either uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. In addition, we may decide not to obtain any or adequate earthquake or similar catastrophic insurance coverage because the premiums are too high even in instances where it may otherwise be available. Insurance risks associated with potential terrorism acts could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase specific coverage against terrorism as a condition for providing mortgage loans. It is uncertain whether such insurance policies will be available, or available at reasonable cost, which could inhibit our ability to finance or refinance our potential properties. In these instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We cannot assure our stockholders that will have adequate coverage for such losses. The Terrorism Risk Insurance Act of 2002 is designed for a sharing of terrorism losses between insurance companies and the federal government. We cannot be certain how this act will impact us or what additional cost to us, if any, could result. If such an event damaged or destroyed one or more of our properties, we could lose both our invested capital and anticipated profits from such property.

Delays in the acquisition, development and construction of properties may have adverse effects on our results of operations and returns to our stockholders.

Delays we encounter in the selection, acquisition and development of real properties could adversely affect our stockholders' returns. Although we expect that we will invest primarily in properties that have operating histories or whose construction is complete, from time to time we may acquire unimproved real property, properties that are in need of redevelopment, or properties that are under development or construction. Investments in such properties will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and/or community groups and our builders' ability to build in conformity with plans, specifications, budgets and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control.

Where properties are acquired prior to the start of construction or during the early stages of construction, it will typically take several months to complete construction and lease available space. Therefore, our stockholders could suffer delays in the receipt of cash distributions attributable to those particular real properties. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. We also must rely on rental income and expense projections and estimates of the fair market value of a property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Costs of complying with governmental laws and regulations, including those relating to environmental matters, may adversely affect our income and the cash available for distribution.

All real property we acquire, and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. This liability could be substantial. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such property as collateral for future borrowings.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. Additionally, our tenants' operations, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply, and that may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines, or damages we must pay will reduce our ability to make distributions to our stockholders and may reduce the value of our stockholders' investments.

Further, we may not obtain an independent third party environmental assessment for every property we acquire. In addition, we cannot assure our stockholders that any such assessment that we do obtain will reveal all environmental liabilities or that a prior owner of a property did not create a material environmental condition not known to us. We cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted, or what environmental conditions may be found to exist in the future. We cannot assure our stockholders that our business, assets, results of operations, liquidity or financial condition will not be adversely affected by these laws, which may adversely affect cash available for distribution, and the amount of distributions to our stockholders.

Our costs associated with complying with the Americans with Disabilities Act may affect cash available for distribution.

Our properties will be subject to the Americans with Disabilities Act of 1990, or ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services, including restaurants and retail stores, be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties, or, in some cases, an award of damages. We will attempt to acquire properties that comply with the ADA or place the burden on the seller or other third party to ensure compliance with the ADA. However, we cannot assure our stockholders that we will be able to acquire properties or allocate responsibilities in this manner. If we cannot, our funds used for ADA compliance may affect cash available for distribution and the amount of distributions to our stockholders.

If we sell properties by providing financing to purchasers, defaults by the purchasers would adversely affect our cash flows.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash. However, in some instances we may sell our properties by providing financing to purchasers. When we provide financing to purchasers, we will bear the risk that the purchaser may default, which could negatively impact our cash distributions to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of sales to our stockholders, or their reinvestment in other assets, will be delayed until the promissory notes or other property we may accept upon the sale are actually paid, sold, refinanced or otherwise disposed of. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with us, it could negatively impact our ability to make distributions to our stockholders.

Increases in interest rates may adversely affect the demand for our shares.

One of the factors that influences the demand for purchase of our shares is the annual rate of distributions that we pay on our shares, as compared with interest rates. An increase in interest rates may lead potential purchasers of our shares to demand higher annual distribution rates, which could adversely affect our ability to sell our shares and raise proceeds in the Public Offering, which could result in higher leverage or a less diversified portfolio of real estate.

We will be subject to risks associated with the co-owners in our co-ownership arrangements that otherwise may not be present in other real estate investments.

We may enter into joint ventures or other co-ownership arrangements with respect to a portion of the properties we acquire. Ownership of co-ownership interests involves risks generally not otherwise present with an investment in real estate such as the following:

- the risk that a co-owner may at any time have economic or business interests or goals that are or become inconsistent with our business interests or goals;
- the risk that a co-owner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives;
- the possibility that an individual co-owner might become insolvent or bankrupt, or otherwise default under the applicable mortgage loan financing documents, which may constitute an event of default under all of the applicable mortgage loan financing documents or allow the bankruptcy court to reject the tenants-in-common agreement or management agreement entered into by the co-owner owning interests in the property;
- the possibility that a co-owner might not have adequate liquid assets to make cash advances that may be required in order to fund operations, maintenance and other expenses related to the property, which could result in the loss of current or prospective tenants and may otherwise adversely affect the operation and maintenance of the property, and could cause a default under the mortgage loan financing documents applicable to the property and may result in late charges, penalties and interest, and may lead to the exercise of foreclosure and other remedies by the lender;
- the risk that a co-owner could breach agreements related to the property, which may cause a default under, or result in personal liability for, the applicable mortgage loan financing documents, violate applicable securities laws and otherwise adversely affect the property and the co-ownership arrangement; or

- the risk that a default by any co-owner would constitute a default under the applicable mortgage loan financing documents that could result in a foreclosure and the loss of all or a substantial portion of the investment made by the co-owner.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce the amount available for distribution to our stockholders.

In the event that our interests become adverse to those of the other co-owners, we may not have the contractual right to purchase the co-ownership interests from the other co-owners. Even if we are given the opportunity to purchase such co-ownership interests in the future, we cannot guarantee that we will have sufficient funds available at the time to purchase co-ownership interests from the co-owners.

We might want to sell our co-ownership interests in a given property at a time when the other co-owners in such property do not desire to sell their interests. Therefore, we may not be able to sell our interest in a property at the time we would like to sell. In addition, we anticipate that it will be much more difficult to find a willing buyer for our co-ownership interests in a property than it would be to find a buyer for a property we owned outright.

Risks Associated with Debt Financing

If we breach covenants under our loans with KeyBank National Association, we could be held in default under such loans, which could accelerate our repayment date and materially adversely affect the value of our stockholders' investments in us.

We entered into (1) a credit facility with KeyBank National Association ("KeyBank") under which we have borrowed $86.2 million as of March 22, 2012 and may borrow up to $115 million and (2) a mezzanine loan under which we have borrowed $12.4 million as of March 22, 2012 and may borrow up to $15 million. The credit facility includes a number of financial covenant requirements for us including, but not limited to, a maximum total leverage ratio (65%), a minimum interest coverage ratio (1.85 to 1), a minimum fixed charge ratio (1.60 to 1), a maximum variable debt ratio (30%), minimum liquidity of $2.0 million through June 29, 2012 and $3.0 million from June 30, 2012 through the remainder of the term of the loans, and minimum tangible net worth of at least $50 million plus 80% of the net proceeds of any equity issuance after the effective date (as defined) and 100% of the equity in any properties contributed to us after the effective date. Pursuant to a financial covenant requirement in the mezzanine loan, gross proceeds from equity raised are subject to a monthly minimum amount of $4.0 million for the first three months of the six-month term and $5.0 million thereafter. The mezzanine loan also includes a requirement that we make periodic payments equal to the net equity raised in our public offering, subject to a monthly minimum amount of $4.0 million. If we should breach certain of those financial covenant requirements, Key Bank could consider the loans in default and accelerate our repayment date. If we do not have sufficient cash to repay the loans at that time, KeyBank could foreclose on a number of our properties securing the loans. Such foreclosure could result in a material loss for us and would adversely affect the value of our stockholders' investments in us.

If we are unable to make our debt payments when required, a lender could foreclose on the property or properties securing such debt, which could reduce the amount of distributions we pay to our stockholders and decrease the value of our stockholders' investments.

We may have a significant amount of acquisition indebtedness secured by first priority mortgages on our properties. In addition, all of our properties contain, and any future acquisitions we make will likely contain, mortgage financing. If we are unable to make our debt payments when required, a lender could foreclose on the property or properties securing such debt. In any such event, we could lose some or all of our investment in these properties, which would reduce the amount of distributions we pay to our stockholders and decrease the value of our stockholders' investments.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender could impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage or replace our advisor. These or other limitations may adversely affect our flexibility and limit our ability to make distributions to our stockholders.

Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to make distributions to our stockholders.

We expect that we will incur additional indebtedness in the future. Interest we pay will reduce cash available for distribution. Additionally, if we incur variable rate debt, increases in interest rates would increase our interest costs, which could reduce our cash flows and our ability to make distributions to our stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times that may not permit realization of the maximum return on such investments.

We have broad authority to incur debt, and high debt levels could hinder our ability to make distributions and could decrease the value of our stockholders' investments.

Although, technically, our board may approve unlimited levels of debt, our charter generally limits us to incurring debt no greater than 300% of our net assets before deducting depreciation or other non-cash reserves (equivalent to 75% leverage), unless any excess borrowing is approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report, along with a justification for such excess borrowing. High debt levels would cause us to incur higher interest charges, would result in higher debt service payments, and could be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our stockholders' investments.

Federal Income Tax Risks

Failure to qualify as a REIT would adversely affect our operations and our ability to make distributions as we will incur additional tax liabilities.

Baker Donelson, our legal counsel, has rendered its opinion that we will qualify as a REIT, based upon our representations as to the manner in which we are and will be owned and our investment in assets and manner of operation, among other things. However, our qualification as a REIT will depend upon our ability to meet, through investments, actual operating results, distributions and satisfaction of specific stockholder rules, the various tests imposed by the Code. Baker Donelson will not review these operating results or compliance with the qualification standards on an ongoing basis. This means that we may fail to satisfy the REIT requirements in the future. Also, this opinion represents Baker Donelson's legal judgment based on the law in effect as of the date of our prospectus. Baker Donelson's opinion is not binding on the IRS or the courts and we will not apply for a ruling from the IRS regarding our status as a REIT. Future legislative, judicial or administrative changes to the federal income tax laws could be applied retroactively, which could result in our disqualification as a REIT.

If we fail to qualify as a REIT for any taxable year, we will be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the distributions paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

To qualify as a REIT, and to avoid the payment of federal income and excise taxes and maintain our REIT status, we may be forced to borrow funds, use proceeds from the issuance of securities (including our Public Offering), or sell assets to pay distributions, which may result in our distributing amounts that may otherwise be used for our operations.

To obtain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90% of our real estate investment trust taxable income, determined without regard to the deduction for distributions paid and by excluding net capital gains. We will be subject to federal income tax on our undistributed taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income, and (3) 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be spent on acquisitions of properties and it is possible that we might be required to borrow funds, use proceeds from the issuance of securities (including our Public Offering) or sell assets in order to distribute enough of our taxable income to maintain our REIT status and to avoid the payment of federal income and excise taxes. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash. In addition, such distributions may constitute a return of capital.

If our operating partnership fails to maintain its status as a partnership for federal income tax purposes, its income would be subject to taxation and our REIT status would be terminated.

We intend to maintain the status of our operating partnership as a partnership for federal income tax purposes. However, if the IRS were to successfully challenge the status of our operating partnership as a partnership, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that our operating partnership could make to us. This would also result in our losing REIT status and becoming subject to a corporate level tax on our own income. This would substantially reduce our cash available to pay distributions and the return on our stockholders' investments. In addition, if any of the entities through which our operating partnership owns its properties, in whole or in part, loses its characterization as a partnership for federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to our operating partnership. Such a recharacterization of our operating partnership or an underlying property owner could also threaten our ability to maintain REIT status.

Our stockholders may have tax liability on distributions they elect to reinvest in our common stock.

If stockholders participate in our distribution reinvestment plan, they will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in common stock to the extent the amount reinvested was not a tax-free return of capital. As a result, unless stockholders are a tax-exempt entity, they may have to use funds from other sources to pay their tax liability on the value of the common stock received.

In certain circumstances, we may be subject to federal and state income taxes as a REIT, which would reduce our cash available for distribution to our stockholders.

Even if we qualify and maintain our status as a REIT, we may be subject to federal income taxes or state taxes. For example, net income from a "prohibited transaction" will be subject to a 100% tax. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain income we earn from the sale or other disposition of our property and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. We may also be subject to state and local taxes on our income or property, either directly or at the level of the operating partnership or at the level of the other companies through which we indirectly own our assets. Any federal or state taxes we pay will reduce our cash available for distribution to our stockholders.

We may be required to pay some taxes due to actions of our taxable REIT subsidiary which would reduce our cash available for distribution to our stockholders.

Any net taxable income earned directly by our taxable REIT subsidiaries, or through entities that are disregarded for federal income tax purposes, which are wholly-owned by our taxable REIT subsidiaries, will be subject to federal and possibly state corporate income tax. We filed an election to treat The GC Net Lease REIT TRS, Inc. as a taxable REIT subsidiary, and we may elect to treat other subsidiaries as taxable REIT subsidiaries in the future. In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct certain interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives or on some deductions taken by a taxable REIT subsidiary if the economic arrangements between the REIT, the REIT's customers, and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties. Finally, some state and local jurisdictions may tax some of our income even though as a REIT we are not subject to federal income tax on that income because not all states and localities follow the federal income tax treatment of REITs. To the extent that we and our affiliates are required to pay federal, state and local taxes, we will have less cash available for distributions to our stockholders.

Distributions to tax-exempt investors may be classified as unrelated business taxable income.

Neither ordinary nor capital gain distributions with respect to our common stock nor gain from the sale of common stock should generally constitute unrelated business taxable income (UBTI) to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

- part of the income and gain recognized by certain qualified employee pension trusts with respect to our common stock may be treated as UBTI if shares of our common stock are predominately held by qualified employee pension trusts, and we are required to rely on a special look-through rule for purposes of meeting one of the REIT share ownership tests, and we are not operated in a manner to avoid treatment of such income or gain as UBTI;
- part of the income and gain recognized by a tax exempt investor with respect to our common stock would constitute UBTI if the investor incurs debt in order to acquire the common stock; and

- part or all of the income or gain recognized with respect to our common stock by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code may be treated as UBTI.

Complying with the REIT requirements may cause us to forego otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of shares of our common stock. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, or we may be required to liquidate otherwise attractive investments in order to comply with the REIT tests. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Legislative or regulatory action could adversely affect investors.

The tax rate applicable to qualifying corporate distributions received by individuals prior to 2013 has been reduced to a maximum rate of 15% for federal income tax purposes. This special tax rate is generally not applicable to distributions paid by a REIT, unless such distributions represent earnings on which the REIT itself has been taxed or in the case where REIT has received a taxable dividend from a regular "C" corporation such as from our taxable REIT subsidiary. As a result, distributions (other than capital gain distributions) we pay to individual investors generally will be subject to the tax rates that are otherwise applicable to ordinary income, which currently are as high as 35%. This change in law may make an investment in our shares comparatively less attractive to individual investors than an investment in the shares of non-REIT corporations, and could have an adverse effect on the value of our common stock. Stockholders are urged to consult with their own tax advisors with respect to the impact of recent legislation on their investment in our common stock and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our common stock.

Foreign purchasers of our common stock may be subject to FIRPTA tax upon the sale of their shares.

A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to a tax, known as FIRPTA tax, on the gain recognized on the disposition. Such FIRPTA tax does not apply, however, to the disposition of stock in a REIT if the REIT is "domestically controlled." A REIT is "domestically controlled" if less than 50% of the REIT's stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT's existence.

We cannot assure our stockholders that we will qualify as a "domestically controlled" REIT. If we were to fail to so qualify, gain realized by foreign investors on a sale of our shares would be subject to FIRPTA tax, unless our shares were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 5% of the value of our outstanding common stock.

ERISA Risks

There are special considerations that apply to employee benefit plans, IRAs or other tax-favored benefit accounts investing in our shares which could cause an investment in our shares to be a prohibited transaction which could result in additional tax consequences.

ERISA and the Code impose certain restrictions on (i) employee benefit plans (as defined in Section 3(3) of ERISA), (ii) plans described in Code Section 4975(e)(1), including IRAs and Keogh plans, (iii) any entities whose underlying assets include plan assets by reason of a plan's investment in such entities, and (iv) persons who have certain specified relationships to such plans, i.e., parties-in-interest under ERISA and disqualified persons under the Code. If stockholders are investing the assets of such a plan or account in our common stock, they should satisfy themselves that, among other things:

- their investment is consistent with their fiduciary obligations under ERISA, the Code, or other applicable law;
- their investment is made in accordance with the documents and instruments governing their IRA, plan or other account, including any applicable investment policy;
- their investment satisfies the prudence and diversification requirements of ERISA or other applicable law;
- their investment will not impair the liquidity of the IRA, plan or other account;
- their investment will not produce UBTI for the IRA, plan or other account;

- they will be able to value the assets of the plan annually in accordance with the requirements of ERISA or other applicable law, to the extent applicable; and
- their investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or constitute a violation of analogous provisions under other applicable law, to the extent applicable.

Persons investing the assets of employee benefit plans, IRAs, and other tax-favored benefit accounts should consider ERISA and related risks of investing in our shares.

ERISA and Code Section 4975 prohibit certain transactions that involve a "party-in-interest" (under ERISA) or a "disqualified person" (under the Code) and any of the following: (i) employee benefit plans (as defined in Section 3(3) of ERISA), (ii) plans described in Code Section 4975(e)(1), including individual retirement accounts and Keogh plans, (iii) any entities whose underlying assets include plan assets by reason of a plan's investment in such entities, and (iv) persons who have certain specified relationships to such plans, i.e., parties-in-interest under ERISA and disqualified persons under the Code. For example, based on the reasoning of the U.S. Supreme Court in *John Hancock Life Ins. Co. v. Harris Trust and Savings Bank*, 510 U.S. 86 (1993), an insurance company's general account may be deemed to include assets of plans investing in the general account (e.g., through the purchase of an annuity contract), and the insurance company might be treated as a party-in-interest or disqualified person with respect to a plan by virtue of such investment. Consequently, the fiduciary of a plan or trustee or custodian of an account contemplating an investment in our shares should consider whether we, any other person associated with the issuance of the shares, or any of their affiliates is or might become a "party-in-interest" or "disqualified person" with respect to the IRA, plan or other account and, if so, whether an exception from such prohibited transaction rules is applicable.

In addition, the Department of Labor (DOL) plan asset regulations as modified by ERISA Section 3(42) provide that, subject to certain exceptions, the assets of an entity in which an IRA, plan or other account holds an equity interest may be treated as assets of an investing IRA, plan or other account, in which event the underlying assets of such entity (and transactions involving such assets) would be subject to the prohibited transaction provisions. Furthermore, if an employee benefit plan invests in our shares and we have significant participation by benefit plan investors (as defined in the DOL plan asset regulations), the standards of prudence and other provisions of ERISA could extend to us with respect to our investments and the trustee or other fiduciary of such plan may be deemed to have improperly delegated fiduciary responsibilities to us in violation of ERISA. We intend to take such steps as may be necessary to qualify us for one or more of the exceptions available, and thereby prevent our assets from being treated as assets of any investing IRA, plan or other account.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 2. PROPERTIES

As of December 31, 2011, we owned seven properties, as shown in the tables below, encompassing approximately 2.3 million rentable square feet with a going-in capitalization rate of 8.2%:

Property	Acquisition Date	Purchase Price	Property Type	Year Built/ Renovated	Square Feet	Approximate Acres
Renfro						
Clinton, SC	6/18/2009	$ 21,700,000	Warehouse/Distribution	1986	566,500	42.2
Plainfield						
Plainfield, IL	6/18/2009	32,660,000	Office/Laboratory	1958-1991	176,000	29.1
Will Partners						
Monee, IL	6/4/2010	26,305,000	Warehouse/Distribution	2000	700,200	34.3
Emporia Partners						
Emporia, KS	8/27/2010	8,360,000	Office/Industrial/Distribution	1954/2000	320,800	16.6
ITT						
Los Angeles, CA..........	9/23/2010	7,800,000	Office	1996/2010	35,800	3.5
Quad/Graphics						
Loveland, CO...............	12/30/2010	11,850,000	Industrial/Office	1986/1996/2009	169,800	15.0
LTI						
Carlsbad, CA	5/13/2011	56,000,000	Office/Laboratory/ Manufacturing	1999	328,700	17.6
Total............................		$164,675,000			2,297,800	158.3

The estimated going-in capitalization rate is determined by dividing the projected net rental payment for the first fiscal year we own the property by the acquisition price (exclusive of closing and offering costs). Generally, pursuant to each lease, if the tenant is directly responsible for the payment of all property operating expenses, insurance and taxes, the net rental payment by the tenant to the landlord is equivalent to the base rental payment. The projected net rental payment includes assumptions that may not be indicative of the actual future performance of a property, including the assumption that the tenant will perform its obligations under its lease agreement during the next 12 months.

The annualized gross base rent for our seven tenants totaled $14.2 million as show in the table below:

Property	Tenant	Industry	Annualized Gross Base Rent (1)	% of Annualized Gross Base Rent	2011 Annualized Net Effective Rent per Square Foot (2)(3)	Year of Lease Expiration
Renfro Clinton, SC	Renfro Corp	Manufacturing (Hosiery Products)	$ 1,863,000	13.1%	$ 3.29	2021
Plainfield Plainfield, IL	Chicago Bridge & Iron Company (Delaware)	Construction Engineering Services	2,587,000	18.2%	14.70	2022
Will Partners Monee, IL	World Kitchen, LLC	Distribution (Kitchen Accessories)	2,311,000	16.3%	3.30	2020
Emporia Partners Emporia, KS	Hopkins Enterprises, Inc.	Manufacturing (Automotive Parts)	1,363,000	9.6%	2.57	2020
ITT Los Angeles, CA	ITT Educational Services, Inc.	Educational	762,000	5.4%	21.28	2016
Quad/Graphics Loveland, CO	World Color (USA), LLC	Printing	1,216,000	8.6%	7.16	2022
LTI Carlsbad, CA	Life Technologies Corporation	Research and Development (Biotechnology Tools)	4,093,000	28.8%	12.45	2022
Total			$ 14,195,000	100.0%	$ 6.18	

(1) The annualized gross base rents presented are forward-looking, based on contractual rent amounts for the period January 1, 2012 to December 31, 2012, which take into consideration any rent increases.
(2) Ending total balance represents an average per square foot for the seven properties.
(3) The annualized net effective rent per square foot is calculated by dividing the annualized net effective rent by the square footage for each property listed in the table above. The annualized net effective rent equals the annualized gross base rent for all of our properties, except the Emporia Partners property. The annualized gross base rent is reduced by the annualized priority return due to Hopkins Enterprises, Inc. to arrive at the annualized net effective rent for the Emporia Partners property.

The market and demographic data contained in the following descriptions of our properties was primarily obtained from the appraisals of each property. Although we believe these independent sources are reliable as of their dates of issuance, the market and demographic information contained therein has not been independently verified and we cannot ensure the accuracy or completeness of this information. As a result, stockholders should be aware that the market and demographic data contained in the following descriptions, and beliefs and estimates based on such data, may not be reliable.

LTI

The LTI property is a lab and manufacturing headquarters facility located at 5781 Van Allen Way, Carlsbad, California, approximately 35 miles north of San Diego.

The LTI Property is leased in its entirety to a single tenant, Life Technologies Corporation ("LTI") under a triple net lease. LTI is a publicly-traded company providing consumables, instruments and services in the life sciences research and the biopharmaceutical production industries. LTI has expended approximately $57 million of its own capital on improvements to the property since 2000.

Quad/Graphics

The Quad/Graphics property is an industrial printing facility with a two-story office component located at 380 West 37th Street, Loveland, Colorado. The property is located approximately 45 miles north of Denver and 20 miles north of Boulder. Loveland, Colorado is located just west of Interstate 25, northern Colorado's primary north-south freeway, which connects Loveland to Denver and other major cities in the region.

The Quad/Graphics lease commenced in 1995 and the property is leased in its entirety to World Color (USA), LLC under a triple-net lease, which lease is guaranteed by both World Color Press, Inc. and its parent company, Quad/Graphics, Inc. ("Quad/Graphics"). Quad/Graphics is a publicly-traded printing company which acquired World Color Press, Inc. in July 2010, thereby creating one of the world's largest printing companies. Quad/Graphics has operations throughout the United States, Latin America and Europe. Construction on the Quad/Graphics property was originally completed in 1986 and the facility was expanded in 1996 and again in 2009 for a combined total of approximately 45,000 square feet in expansions.

ITT

The ITT property is a single-story office facility located at 12669 Encinitas Blvd., Los Angeles (Sylmar), California. The ITT property is located approximately 20 miles northwest of Downtown Los Angeles at the border of the San Fernando and Santa Clarita Valleys.

The ITT lease commenced in 1996. The ITT Property is leased in its entirety to ITT Educational Services, Inc. ("ITT") under a triple-net lease. ITT is a publicly-traded, private college system focused on technology-oriented programs of study and operates over 121 educational campuses and four learning centers in 37 states. The ITT property was originally constructed as a build-to-suit for ITT. Since 1996, ITT has utilized the ITT property as its principal educational campus serving the San Fernando and Santa Clarita Valleys. The ITT property was recently expanded and renovated in 2010, including the addition of 5,785 square feet for construction of additional classrooms, a library and expansion of the student lounge, and renovation of existing classroom and computer lab space.

Emporia Partners

The Emporia Partners property is a single-story production and distribution facility located at 428 Peyton Street, Emporia, Kansas, approximately 50 miles southwest of Topeka and 100 miles southwest of Kansas City. The property was originally constructed in 1954 with the last major addition of approximately 164,200 rentable square feet completed in 2000. The Emporia Partners property is located in Lyon County and can accommodate additional improvements of up to 107,000 square feet. The property is located in a strategic location at the intersection of Interstate 35, Interstate 335 and U.S. Highway 50 in east central Kansas, which affords the subtenant, Hopkins Manufacturing Corporation ("Hopkins Manufacturing") fast, convenient transportation of their products, with no U.S. city located more than two days away by motor freight.

The Emporia Partners property is leased in its entirety to Hopkins Enterprises, Inc. ("Hopkins") under a triple-net lease and Hopkins subleases the property to Hopkins Manufacturing. Since 1954, Hopkins Manufacturing has utilized the property under the sublease as its headquarters and regional production and distribution point, completing 13 separate additions to the space to accommodate their expanding business and product lines, including construction in 2000 which doubled the size of the property's facilities. Hopkins Manufacturing is a manufacturer and marketer of specialized towing products and functional accessories for the automotive and recreational vehicle aftermarkets, with notable brand names including Hoppy®, TAP™, LiteMate®, BrakeBuddy®, Spillmaster®, and FloTool.

Will Partners

The Will Partners property is a single-story warehouse/distribution facility located at 5800 Industrial Drive, Monee, Illinois, part of the South Suburban Chicago submarket. The property is located in Will County, approximately 38 miles southwest of Chicago. Approximately 20% of the Will Partners property consists of undeveloped land.

The Will Partners property is leased in its entirety to World Kitchen, LLC ("World Kitchen") under a triple-net lease. The Will Partners property was a build-to-suit for World Kitchen, which has occupied the property since its completion. World Kitchen utilizes the property as its principal regional distribution center, one of two such centers for the company in the U.S. World Kitchen, LLC is a manufacturer, designer, developer and/or marketer of consumer bakeware, dinnerware, kitchen and household tools, rangetop cookware and cutlery products. World Kitchen is a developer, manufacturer, and distributor of household products with brand names including CorningWare®, Pyrex®, Revere®, Chicago Cutlery® and EKCO®. The Will Partners property has instant access to Interstate 57, which connects to other major interstates in the area, including I-80, I-90, I-94 and I-294.

Renfro

The Renfro property is a single-story warehouse/distribution property located at 1702 Springdale Drive, Clinton, South Carolina, part of the Greenville, South Carolina regional market. The property is located in Laurens County, approximately 45 miles southeast of Greenville. The Renfro property consists of a warehouse/distribution building, a small office building, a surface parking lot and a truck maintenance facility. The Renfro property is adjacent to U.S. Highway 76, which provides access to Interstate 26.

The Renfro property is leased in its entirety to Renfro Corporation ("Renfro") under a triple-net lease. Renfro utilizes the property as its principal regional distribution center, which serves Renfro's largest domestic manufacturing facility, located in nearby Whitmire, South Carolina. Renfro is a privately-held corporation, founded and headquartered in North Carolina since 1921. Renfro is the largest manufacturer of socks in the U.S. and the second largest manufacturer of all hosiery products in the world, with total disclosed annual revenues of approximately $350 million. Renfro manufactures socks under the *Fruit of the Loom, Nike, Ralph Lauren, Dr. Scholl's* and *Starter* brands, among others, and is the largest supplier of hosiery products to Wal-Mart. Renfro employs over 4,500 people worldwide and operates manufacturing facilities in North Carolina, South Carolina, Alabama, India, Turkey, Pakistan and Mexico.

Plainfield

The Plainfield property is an office/laboratory property located at 1501 North Division Street, Plainfield, Illinois, part of the Chicago, Illinois regional market. The property was constructed between 1958 and 1991, consisting of two office buildings and a laboratory, and has a weighted average age of 27 years as of the acquisition date. The property is located in Will County, approximately 35 miles southwest of Chicago. The property is located approximately three miles from Interstate 55 and is 10 miles and 12 miles from Interstates 80 and 88, respectively.

The Plainfield property is leased in its entirety to Chicago Bridge & Iron Company (Delaware) ("Chicago Bridge & Iron"), under a triple-net lease. Chicago Bridge & Iron utilizes the property as the home office for its intellectual personnel, with the bulk of its engineers located at the property. Chicago Bridge & Iron N.V., the parent company of Chicago Bridge & Iron, is the guarantor of the Chicago Bridge & Iron lease. Chicago Bridge & Iron N.V. is a publicly-traded corporation listed on the New York Stock Exchange, and is one of the world's largest engineering, procurement and construction companies, with approximately 18,000 employees worldwide. Chicago Bridge & Iron N.V. has over 80 locations around the world, over 70 proprietary licensed technologies and over 1,500 patents and patent applications.

Acquisition Indebtedness

In conjunction with the acquisition of our properties, we have assumed and engaged in various types and amounts of debt. For a more detailed description of our debt, see Note 4, *Debt,* in the notes to the financial statements contained in this report. As of December 31, 2011 and December 31, 2010, our debt consisted of the following:

	Balance as of December 31, 2011	Balance as of December 31, 2010	Contractual Interest Rate	Payment Type	Loan Maturity
Plainfield Mortgage Loan	$20,534,269	$20,796,437	6.65% (fixed)	Principal and Interest	November 2017
Emporia Partners Mortgage Loan	5,053,094	5,332,794	5.88% (fixed)	Principal and Interest	September 2023
LTI Mortgage Loan	34,087,784	—	5.80% (fixed)	Principal and Interest	March 2016
LTI Mortgage Loan Premium	357,815	—	—	—	—
Credit Facility	35,395,985	35,000,000	Monthly LIBOR + 2.75% (1)	Interest Only	November 2014 (2)
Bridge Loan (3)	—	7,871,500	Daily LIBOR + 4.50% (4)	Principal and Interest	November 2011
Total	$95,428,947	$69,000,731			

(1) Prior to the amendment and restatement effective November 18, 2011, the interest rate on the Credit Facility was a one-month LIBOR + 3.75% subject to a minimum LIBOR of 2.0%.

(2) The Credit Facility agreement allows for a one-year extension, as long as an event of default does not occur. Maturity date assumes the one-year extension is exercised.

(3) The balance at December 31, 2010 was paid in full in April 2011. An additional $12.3 million was obtained in May 2011 and paid in full in September 2011. Once the Bridge Loan is paid in full, the Company does not have further borrowing capacity.

(4) Subject to a minimum LIBOR of 2.0%

The following summarizes the future principal repayments of all loans as of December 31, 2011 per the loan terms discussed above:

2012	1,183,862
2013	1,268,726
2014	36,744,368[1]
2015	1,433,059
2016	1,058,473
Thereafter	53,382,644
Total	$95,071,132[2]

(1) Amount includes payment of the balance of the Credit Facility, which expires on November 18, 2014, assuming the one-year extension is exercised.

(2) Principal repayments on the LTI mortgage loan do not include the valuation premium of $0.4 million.

The weighted average interest rate of our fixed-rate debt as of December 31, 2011 was approximately 6.10%.

ITEM 3. LEGAL PROCEEDINGS

(a) From time to time, we may become subject to legal proceedings, claims and litigation arising in the ordinary course of our business. We are not a party to any material legal proceedings, nor are we aware of any pending or threatened litigation that would have a material adverse effect on our business, operating results, cash flows or financial condition should such litigation be resolved unfavorably or of any such legal proceedings contemplated by governmental authorities.

(b) None.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

As of March 21, 2012, we had approximately $69.1 million in shares of common stock outstanding, including $1.2 million in shares issued pursuant to our distribution reinvestment plan, held by a total of 1,974 stockholders of record. There is no established trading market for our common stock. Therefore, there is a risk that a stockholder may not be able to sell our stock at a time or price acceptable to the stockholder, or at all. We are currently selling shares of our common stock to the public at a price of $10.00 per share and at a price of $9.50 per share pursuant to our distribution reinvestment plan. Additionally, we provide discounts in our Public Offering for certain categories of purchasers, including based on volume discounts. Pursuant to the terms of our charter, certain restrictions are imposed on the ownership and transfer of shares.

Unless and until our shares are listed on a national securities exchange, it is not expected that a public market for our shares will develop. To assist fiduciaries of Plans (as defined below) subject to the annual reporting requirements of ERISA and Account (as defined below) trustees or custodians to prepare reports relating to an investment in our shares, we intend to provide reports of our quarterly and annual determinations of the current value of our net assets per outstanding share to those fiduciaries (including Account trustees and custodians) who identify themselves to us and request the reports. Until 18 months after the completion of any subsequent offerings of our shares (excluding offerings under our distribution reinvestment plan), we intend to use the offering price of shares in our most recent offering as the per share net asset value (unless we have made a special distribution to stockholders of net sales proceeds from the sale of one or more properties prior to the date of determination of net asset value, in which case we will use the offering price less the per share amount of the special distribution). Beginning 18 months after the completion of the last offering of our shares, our board of directors will determine the value of the properties and our other assets based on such information as our board determines appropriate, which may or may not include independent valuations of our properties or of our enterprise as a whole.

We anticipate that we will provide annual reports of our determination of value (1) to Account trustees and custodians not later than January 15 of each year, and (2) to other Plan fiduciaries within 75 days after the end of each calendar year. Each determination may be based upon valuation information available as of October 31 of the preceding year, updated, however, for any material changes occurring between October 31 and December 31.

There can be no assurance, however, with respect to any estimate of value that we prepare, that:

- the estimated value per share would actually be realized by our stockholders upon liquidation, because these estimates do not necessarily indicate the price at which properties can be sold;
- our stockholders would be able to realize estimated net asset values if they were to attempt to sell their shares, because no public market for our shares exists or is likely to develop; or
- that the value, or method used to establish value, would comply with ERISA or Code requirements described above.

For purposes of the preceding paragraphs, "Plans" include tax-qualified pension, stock bonus or profit-sharing plans, employee benefit plans described in Section 3(3) of ERISA, and annuities described in Section 403(a) or (b) of the Code, and "Accounts" include an individual retirement account or annuity described in Sections 408 or 408A of the Code (also known as IRAs), an Archer MSA described in Section 220(d) of the Code, a health savings account described in Section 223(d) of the Code, and a Coverdell education savings account described in Section 530 of the Code.

Distributions

We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, for the year ended December 31, 2011. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT's ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, as of December 31, 2011, we satisfied the REIT requirements and distributed all of our taxable income.

Distributions to stockholders are characterized for federal income tax purposes as ordinary income, capital gains, non-taxable return of capital or a combination of the three. Distributions that exceed our current and accumulated earnings and profits (calculated for tax purposes) constitute a return of capital for tax purposes rather than a distribution and reduce the stockholders' basis in our common shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the stockholders' basis in the common shares, it will generally be treated as a capital gain. We will annually notify stockholders of the taxability of distributions paid during the preceding year.

Distributions for a given month are paid approximately 15 days after month-end and are currently paid from proceeds raised from our Public Offering and operating cash flow generated from our properties. The following table shows the distributions we have declared and paid during the years ended December 31, 2011 and 2010:

Quarter	Total Distributions Declared and Paid to Limited Partners	Total Distributions Declared and Paid to Stockholders (1)	Distributions Declared per Common Share (2)	Annualized Percentage Return
1st Quarter 2010	$ 336,205	$ 54,021	$ 0.17	6.75%
2nd Quarter 2010	$ 380,538	$ 122,559	$ 0.17	6.75%
3rd Quarter 2010	$ 519,755(3)	$ 184,428	$ 0.17	6.75%
4th Quarter 2010	$ 539,038	$ 259,482	$ 0.17	6.75%
1st Quarter 2011	$ 527,321	$ 365,432	$ 0.17	6.75%
2nd Quarter 2011	$ 607,963	$ 503,950	$ 0.17	6.75%
3rd Quarter 2011	$ 679,450	$ 652,945	$ 0.17	6.75%
4th Quarter 2011	$ 679,449(4)	$ 849,780(4)	$ 0.17	6.75%

(1) Declared distributions are paid monthly in arrears.
(2) Distributions declared per common share amounts are rounded to the nearest $0.01.
(3) Amount includes $0.02 million paid to our advisor for 2009 and 2010 distributions.
(4) Amount includes $0.2 million paid to limited partners and $0.2 million paid to stockholders in January 2012.

Securities Authorized for Issuance under Equity Compensation Plans

On February 12, 2009, our board of directors adopted our Employee and Director Long-Term Incentive Plan (the "Plan") in order to (1) provide incentives to individuals who are granted awards because of their ability to improve our operations and increase profits; (2) encourage selected persons to accept or continue employment with us or with our advisor or its affiliates that we deem important to our long-term success; and (3) increase the interest of our independent directors in our success through their participation in the growth in value of our stock. Pursuant to the Plan, we may issue stock-based awards to our directors and full-time employees (should we ever have employees), executive officers and full-time employees of our advisor and its affiliate entities that provide services to us and certain consultants who provide significant services to us.

The total number of shares of our common stock (or common stock equivalents) reserved for issuance under the Plan is equal to 10% of our outstanding shares of stock at any time, but not to exceed 10,000,000 shares. The term of the Plan is ten years. Awards granted under the Plan may consist of stock options, restricted stock, stock appreciation rights and other equity-based awards. The stock-based payment will be measured at fair value and recognized as compensation expense over the vesting period. No awards have been granted under the Plan as of December 31, 2011.

Upon our earlier dissolution or liquidation, upon our reorganization, merger or consolidation with one or more corporations as a result of which we are not the surviving corporation, or upon sale of all or substantially all of our properties, the Plan will terminate, and provisions will be made for the assumption by the successor corporation of the awards granted or the replacement of the awards with similar awards with respect to the stock of the successor corporation, with appropriate adjustments as to the number and kind of shares and exercise prices. Alternatively, rather than providing for the assumption of awards, the compensation committee, when formed, may either (1) shorten the period during which awards are exercisable, or (2) cancel an award upon payment to the participant of an amount in cash that the compensation committee determines is equivalent to the amount of the fair market value of the consideration that the participant would have received if the participant exercised the award immediately prior to the effective time of the transaction.

In the event that the compensation committee, when formed, determines that any distribution, recapitalization, stock split, reorganization, merger, liquidation, dissolution or sale, transfer, exchange or other disposition of all or substantially all of our assets, or other similar corporate transaction or event, affects the stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to an award, then the compensation committee shall, in such manner as it may deem equitable, adjust the number and kind of shares or the exercise price with respect to any award.

The following table provides information about the common stock that may be issued under the Plan as of December 31, 2011:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining for Future Issuance Under Equity Compensation Plans [(1)]
Equity Compensation Plans Approved by Security Holders	—	—	566,755
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	—	—	566,755

(1) The total number of shares of our common stock (or common stock equivalents) reserved for issuance under the Plan is equal to 10% of our outstanding shares of stock at any time, but not to exceed 10,000,000 shares. As of December 31, 2011, we had 5,667,551 outstanding shares of common stock, including shares issued pursuant to the distribution investment plan.

Recent Sales of Unregistered Securities

We engaged in a private placement offering of up to 10,000,000 shares of common stock at $10.00 per share (subject to discounts) to accredited investors (as defined in Rule 501 under the Securities Act) pursuant to a confidential private placement memorandum dated February 20, 2009, as supplemented. From February 20, 2009 through November 6, 2009, when the private placement offering terminated, we received net offering proceeds of approximately $2.4 million from the sale of 247,978 shares of common stock in the private placement after commissions, fees and expenses.

Each of the purchasers in the private offering has represented to us that he or she was an accredited investor. Based upon these representations, we believe that the issuance of our common stock in the private offering was exempt from the registration requirements pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

Use of Proceeds from Registered Securities

We registered 82,500,000 shares of our common stock in our Public Offering (SEC File No. 333-159167, effective November 6, 2009), of which we registered 75,000,000 shares to be offered to the public in our primary offering at an aggregate offering price of up to $750,000,000, or $10.00 per share, and 7,500,000 shares to be offered to investors pursuant to our distribution reinvestment plan at an aggregate offering price of $71,250,000, or $9.50 per share. Our equity raise as of December 31, 2011 resulted in the following:

Common shares issued in our Public Offering	5,318,576
Common shares issued in our Public Offering pursuant to the distribution reinvestment plan	112,997
Common shares redeemed in our share redemption program	12,000
Gross Public Offering proceeds	$52,989,865
Gross Public Offering proceeds from shares issued pursuant to our distribution reinvestment plan	1,073,479
Total Gross Public Offering proceeds	54,063,344
Redemption of common shares pursuant to our share redemption program	120,000
Selling commissions and dealer manager fees paid	5,121,008
Reimbursement to our advisor of O&O costs paid	858,093
Reimbursement to our advisor of O&O and other costs payable	26,735
Net Public Offering proceeds	$47,937,508

The net offering proceeds raised in the Public Offering were used to fund (1) Bridge Loan payments of $20.2 million used to acquire properties; (2) $8.5 million for certain property acquisitions; (3) $6.4 million of various fees paid to affiliates; (4) distributions of $7.0 million; (5) deferred financing costs of $1.8 million paid to non-affiliates; (6) other offering costs of $1.3 million paid to non-affiliates; (7) $0.8 million to pay real estate deposits to unaffiliated parties for potential future acquisitions, which is included in the prepaid expenses and other assets balance on the consolidated balance sheets; and (8) $2.0 million paid to non-affiliates for other acquisition expenses. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information on the use of proceeds.)

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Share Redemption Program

As noted in Note 8, *Commitments and Contingencies – Share Redemption Program*, in the notes to the financial statements contained in this report, and more fully described in our prospectus dated July 22, 2011, as supplemented from time to time, our board of directors adopted a share redemption program on February 20, 2009, which enables our stockholders to have their shares redeemed by us, subject to the significant conditions and limitations described in our prospectus. Our share redemption program has no set termination date, but our ability to redeem shares under the program is limited as described in the prospectus. As of December 31, 2011 and 2010, $1.0 million and $0.2 million in shares of common stock, respectively, were eligible for redemption. During the year ended December 31, 2010, we had no redemption requests. During the year ended December 31, 2011, we redeemed 12,000 shares of common stock for approximately $0.1 million at a weighted average price per share of $9.38. As of December 31, 2011, there were 1,000 shares related to redemption requests to be processed subsequent to December 31, 2011. The redemption of these shares totaled approximately $0.01 million and was reclassified from redeemable common stock to accounts payable and accrued liabilities in the consolidated balance sheets as of December 31, 2011. On January 31, 2012, we satisfied all of the eligible redemption requests at a price per share of $9.25. Our board of directors may choose to amend, suspend or terminate our share redemption program upon 30 days' written notice at any time.

During the quarter ended December 31, 2011, we redeemed shares as follows:

For the Month Ended	Total Number of Shares Redeemed	Average Price Paid per Share	Total Number of Shares Redeemed as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 31, 2011	12,000	$ 9.38	12,000	(1)
November 30, 2011	—	N/A	—	—
December 31, 2011	—	N/A	—	—

(1) A description of the maximum number of shares that may be purchased under our share redemption program is included in the narrative preceding this table.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial and operating information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements and related notes thereto included elsewhere in this annual report on Form 10-K:

	For the Year Ended December 31,		
	2011	2010	2009
Operating Data			
Total revenue	$ 15,010,023	$ 7,269,741	$ 2,732,577
Net loss	(4,621,498)	(3,809,088)	(2,235,586)
Net loss per share, basic and diluted	(0.72)	(1.08)	(1.79)
Distributions declared per common share	0.68	0.68	0.44
Balance Sheet Data			
Total real estate, net	$ 162,862,561	$ 103,033,549	$ 53,486,605
Total assets	175,945,102	110,141,076	55,294,930
Total debt	95,428,947	69,000,731	34,041,558
Total liabilities	107,129,962	72,996,263	37,016,005
Redeemable noncontrolling interests	4,886,686	4,886,686	—
Redeemable common stock	1,070,490	170,810	8,994
Stockholders' equity	41,071,387	13,509,517	591,183
Total equity	62,857,964	32,087,317	18,269,931
Other Data			
Net cash provided by (used in) operating activities	$ (2,034,242)	$ (824,774)	$ 58,498
Net cash used in investing activities	(13,800,757)	(38,754,607)	—
Net cash provided by financing activities	19,628,367	40,828,181	127,774

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following "Management's Discussion and Analysis of Financial Condition and Result of Operations" should be read in conjunction with the financial statements and the notes thereto contained in this report. As used herein, "we," "us," and "our" refer to Griffin Capital Net Lease REIT, Inc.

Overview

As described in more detail in Item 1 of this report, we are a public, non-traded REIT that invests primarily in single tenant, net lease properties diversified by corporate credit, physical geography, product type and lease duration. We were formed on August 28, 2008 and commenced operations on May 6, 2009. We have no paid employees and are externally advised and managed by an affiliate, The GC Net Lease REIT Advisor, LLC, our advisor.

We are currently offering a maximum of 82,500,000 shares of common stock to the public, consisting of 75,000,000 shares for sale to the public (our "Primary Public Offering") and 7,500,000 shares for sale pursuant to our distribution reinvestment plan (collectively, our "Public Offering"). As of December 31, 2011, we had issued 5,431,573 total shares of our common stock for gross proceeds of approximately $54.1 million in our Public Offering, of which 112,997 shares, or $1.1 million, were issued pursuant to the distribution reinvestment plan. During the year ended December 31, 2011, we redeemed 12,000 shares of common stock for approximately $0.1 million at a weighted average price per share of $9.38.

As of December 31, 2011, we owned seven single tenant, net lease properties in five states (California, Colorado, Illinois, Kansas and South Carolina) encompassing approximately 2.3 million rentable square feet with a going-in capitalization rate of 8.2%. The leases covering our seven properties are scheduled to have total annualized gross base rent of $14.2 million for 2012 and had annualized net effective rent per square foot of $6.18.

We acquired two properties in two states (Illinois and South Carolina) for a total purchase price of approximately $54.4 million in the year ended December 31, 2009, four properties in four states (California, Colorado, Illinois and Kansas) for a total purchase price of approximately $54.3 million in the year ended December 31, 2010 and our seventh property, located in California, for a purchase price of $56.0 million in the year ended December 31, 2011. The tenants of our properties operate in a diverse range of industries, including manufacturing, construction and engineering services, distribution, educational, printing, and research and development.

Significant Accounting Policies and Estimates

We have established accounting policies, which conform to generally accepted accounting principles ("GAAP") as contained in the *Financial Accounting Standards Board* ("FASB") *Accounting Standards Codification* (the "Codification" or "ASC"). The preparation of our consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different estimates would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe the accounting policies listed below are the most critical in the preparation of our consolidated financial statements. These policies are described in greater detail in Note 2, *Basis of Presentation and Summary of Significant Accounting Policies,* to the consolidated financial statements:

- Real Estate- Valuation and purchase price allocation, depreciation;
- Impairment of Real Estate and Related Intangible Assets and Liabilities;
- Revenue Recognition;
- Noncontrolling Interests in Consolidated Subsidiaries;
- Common Stock and Noncontrolling Interests Subject to Redemption;
- Fair Value Measurements;
- Income Taxes- Deferred tax assets and related valuation allowance, REIT qualification; and
- Loss Contingencies.

Recently Issued Accounting Pronouncements

In December 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-11, *Balance Sheet* (Topic 210): *Disclosures about Offsetting Assets and Liabilities* ("ASU No. 2011-11"). ASU 2011-11 requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement, including derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The amendments in this update are effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. We do not expect that the adoption of ASU 2011-01 will have a material impact to our consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income* (Topic 220): *Presentation of Comprehensive Income* ("ASU No. 2011-05"). ASU 2011-05 requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. The amendments in this update are effective for the first interim or annual period beginning after December 15, 2011. In December 2011, the FASB issued ASU 2011-12 *Comprehensive Income* (Topic 220): *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* to evaluate concerns raised by issuers and other stockholders regarding the extent of line items required to comply with the standard. We do not expect that the adoption of ASU 2011-05 and ASU 2011-12 will have a material impact to our consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement* (Topic 820): *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards* ("ASU No. 2011-04"). This ASU updated and further clarifies requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, ASU 2011-04 clarifies the FASB's intent about the application of existing fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. We do not expect the adoption of ASU 2011-04 will have a material impact to our consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, *Business Combinations* (Topic 805): *Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force)* ("ASU No. 2010-29"). ASU No. 2010-29 updated accounting guidance to clarify that pro forma disclosures should be presented as if a business combination occurred at the beginning of the prior annual period for purposes of preparing both the current reporting period and the prior reporting period pro forma financial information. These disclosures should be accompanied by a narrative description about the nature and amount of material, nonrecurring pro forma adjustments. The new accounting guidance is effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Our adoption of this ASU as of January 1, 2011 did not have a material impact on our consolidated financial statements.

Results of Operations

We owned six properties as of December 31, 2010, one of which was acquired during the end of the quarter ended June 30, 2010, two of which were acquired during the end of the quarter ended September 30, 2010 and one of which was acquired on December 30, 2010. As of December 31, 2011, we owned seven properties, as shown in the tables above. Therefore, our results of operations for the year ended December 31, 2011 are not directly comparable to those for the year ended December 31, 2010. Our results of operations for the year ended December 31, 2011 are not indicative of those expected in the future periods and we expect that rental income, operating expenses, depreciation, and amortization expenses will each increase in future periods as we acquire additional properties.

Comparison of the Years Ended December 31, 2011 and 2010

The following table provides summary information about our results of operations for the year ended December 31, 2011 and 2010:

	Year Ended December 31,			
	2011	2010	Increase	Percentage Change
Rental income	$ 13,223,384	$ 6,509,724	$ 6,713,660	103%
Property tax recovery	$ 1,785,486	$ 755,370	$ 1,030,116	136%
Asset management fees to affiliates	$ 1,083,304	$ 560,141	$ 523,163	93%
Property management fees to affiliates	$ 377,078	$ 188,793	$ 188,285	100%
Property tax expense	$ 1,785,486	$ 755,370	$ 1,030,116	136%
Acquisition fees and expenses to non-affiliates	$ 1,560,974	$ 473,790	$ 1,087,184	229%
Acquisition fees and expenses to affiliates	$ 1,680,000	$ 1,629,344	$ 50,656	3%
General and administrative expenses	$ 1,748,334	$ 1,359,686	$ 388,648	29%
Depreciation and amortization	$ 5,608,669	$ 2,941,676	$ 2,666,993	91%
Interest expense	$ 5,787,676	$ 3,170,029	$ 2,617,647	83%

Rental Income

Rental income for the year ended December 31, 2011 is comprised of rental income of $12.0 million, adjustments to straight-line contractual rent of $0.8 million, and in-place lease valuation amortization of $0.4 million. Rental income for the year ended December 31, 2011 increased by $6.7 million compared to the same period a year ago as a result of (1) $3.2 million in additional rental income related to the real estate acquired in the prior period subsequent to June 30, 2010 and $2.6 million related to the real estate acquired during the year ended December 31, 2011; (2) an increase in adjustments to straight-line contractual rent of $0.3 million; and (3) increased in-place lease valuation amortization of approximately $0.6 million. Also included as a component of revenue is the recovery of property taxes, which increased by $1.0 million compared to the same period a year ago as a result of the acquisition of additional real estate. We expect rental income to increase in future periods as we acquire additional properties.

Property Operating Expenses

Property operating expenses for the year ended December 31, 2011 and 2010 totaled $3.2 million and $1.5 million, respectively, consisting of asset management fees, property management fees, and property taxes. The total increase in the year ended December 31, 2011 compared to the same period a year ago of $1.7 million is a result of $0.5 million in asset management fees, $0.2 million in property management fees and $1.0 million in property taxes for the real estate acquired subsequent to June 30, 2010. We expect property operating expenses to increase in future periods as we acquire additional properties.

Acquisition Fees and Expenses

Real estate acquisition fees and expenses to non-affiliates for the year ended December 31, 2011 increased by $1.1 million compared to the year ended December 31, 2010 and consisted of $1.2 million in acquisition expenses related to the acquisition of the LTI property and $0.4 million in acquisitions expenses related to potential future acquisitions. Real estate acquisitions fees and expenses to affiliates of $1.7 million represent the acquisition fees and expenses due to our advisor for the LTI property acquisition. We expect to continue to incur acquisition fees and expenses in the future as we acquire additional properties.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2011 increased by $0.4 million compared to the same period a year ago due to increased operating activity and to a decrease in the adjustment to organizational costs as discussed below. General and administrative expenses for the year ended December 31, 2011 totaled $1.7 million consisting of accounting and legal fees of $0.6 million, directors' and officers' insurance of $0.2 million, bank and transfer agent fees of $0.2 million, allocated personnel and rent costs incurred by our advisor of $0.3 million as well as other expenses totaling $0.4 million. The total of $0.4 million in other expenses consisted mostly of board of directors' fees ($0.1 million), filing fees ($0.1 million), non-acquisition closing costs related to the amendment to the credit facility we obtained from KeyBank National Association ("KeyBank") on June 4, 2010 (the "Credit Facility") and printing costs ($0.1 million in total), and organizational costs ($0.1 million). In the prior year, organizational costs were adjusted as a result of the amount of organizational costs incurred, which exceeded the limitations that our advisor is subject to, as set forth in our Second Amended and Restated Advisory Agreement and in the Organizational and Offering Costs section of Note 2 to the consolidated financial statements. Organizational costs were adjusted downward by $0.1 million for the year ended December 31, 2010 compared to an upward adjustment for the year ended December 31, 2011 of $0.01 million. We expect general and administrative expenses to increase in future periods as we make additional investments, but to decrease as a percentage of total revenues.

Depreciation and Amortization Expense

Depreciation and amortization expense for the year ended December 31, 2011 consisted of depreciation of building and building improvements of our properties of $3.0 million and amortization of the contributed and acquired values allocated to tenant origination and absorption costs of $2.6 million. The increase of $2.7 million as compared to the year ended December 31, 2010 is a result of depreciation and amortization for the real estate acquired subsequent to June 30, 2010. We expect depreciation and amortization expense to increase in future periods as we acquire additional properties.

Interest Expense

Interest expense for the year ended December 31, 2011 increased by $2.6 million compared to the same period in 2010. The net increase is due primarily to interest expense related to the real estate acquired subsequent to June 30, 2010: (1) $1.5 million in interest expense related to the assumption of the LTI mortgage debt and additional expense related to the Emporia Partners mortgage debt; (2) $0.5 million in additional interest expense related to the Credit Facility (as defined below in the *Liquidity and Capital Resources* section); (3) $0.2 million in interest expense related to the bridge loan obtained from KeyBank on December 30, 2010 (the "Bridge Loan"); and (4) a decrease of $0.1 million in interest expense related to the refinancing of the Renfro property debt and debt premium amortization. The increase in interest expense for the year ended December 31, 2011 also includes the increase in amortization of deferred financing costs of $0.5 million. We expect interest expense to increase in future periods as we acquire additional real estate and assume any related debt.

Comparison of the Years Ended December 31, 2010 and 2009

The following table provides summary information about our results of operations for the year ended December 31, 2010 and 2009:

	Year Ended December 31,			
	2010	2009	Increase	Percentage Change
Rental income	$ 6,509,724	$ 2,507,487	$ 4,002,237	160%
Property tax recovery	$ 755,370	$ 213,878	$ 541,492	253%
Asset management fees to affiliates	$ 560,141	$ 219,674	$ 340,467	155%
Property management fees to affiliates	$ 188,793	$ 68,442	$ 120,351	176%
Property tax expense	$ 755,370	$ 213,878	$ 541,492	253%
Acquisition fees and expenses to non-affiliates (1)	$ 473,790	$ 6,908	$ 466,882	6759%
Acquisition fees and expenses to affiliates (1)	$ 1,629,344	$ 1,630,684	$ (1,340)	—
General and administrative expenses	$ 1,359,686	$ 683,769	$ 675,917	99%
Depreciation and amortization	$ 2,941,676	$ 920,919	$ 2,020,757	219%
Interest expense	$ 3,170,029	$ 1,223,889	$ 1,946,140	159%

(1) Acquisition fees and expenses have been reclassified to conform to the current period presentation. See Note 2, *Basis of Presentation and Summary of Significant Accounting Policies.*

Rental Income

Rental income for the year ended December 31, 2010 is comprised of rental income of $6.10 million and adjustments to straight-line contractual rent of $0.47 million, less in-place lease valuation amortization of $0.06 million. Rental income increased by $4.0 million compared to the year ended December 31, 2009 as a result of (1) $1.81 million in rental income related to the additional real estate acquired during the year ended December 31, 2010, and (2) a $2.19 million increase in rental income related to the Plainfield and Renfro properties resulting from 12 months of revenue recognition in 2010 compared to six months in 2009. Also included as a component of revenue is the recovery of property taxes, which increased by $0.54 million compared to the year ended December 31, 2009 as a result of the acquisition of additional real estate.

Property Operating Expenses

Property operating expenses for the year ended December 31, 2010 and 2009 totaled $1.50 million and $0.50 million, respectively, consisting of asset management fees, property management fees, and property taxes. The total increase from the year ended December 31, 2009 of $1.0 million is a result of (1) $0.21 million in property and asset management fees and $0.37 million in property taxes for the real estate acquired during the year ended December 31, 2010, and (2) a $0.25 million increase in property and asset management fees and a $0.17 million increase in property tax expense as a full year of activity was captured for Plainfield and Renfro compared to the six months of activity in 2009.

Acquisition Fees and Expenses

Real estate acquisition fees and expenses to non-affiliates for the year ended December 31, 2010 increased by $0.5 million compared to the year ended December 31, 2009 and consisted of acquisition expenses related to the four properties acquired in 2010. Real estate acquisitions fees and expenses to affiliates of $1.6 million for the year ended December 31, 2010 represent the acquisition fees and expenses due to our advisor in connection with the four property acquisitions made during that period.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2010 increased by $0.68 million compared to the same period in the prior year due to (1) increased operating activity during the year ended December 31, 2010 and (2) the year ended December 31, 2009 contained activity from the date we broke escrow, or May 6, 2009, compared to 12 months during the year ended December 31, 2010. General and administrative expenses for the year ended December 31, 2010 consisted mostly of professional fees, including accounting and legal costs of $0.78 million, directors' and officers' insurance of $0.26 million, board of directors fees of $0.09 million, as well as other expenses totaling $0.24 million, consisting mostly of office expenses such as allocated personnel costs and rent incurred by our advisor ($0.09 million in total), transfer agent fees (approximately $0.05 million), and non-financing closing costs related to the refinancing of the Renfro property debt ($0.03 million). Further, organizational costs were reduced (a reduction of $0.08 million) to the extent the amount of organizational costs incurred exceeded the limitations that our advisor is subject to, as discussed in our Amended and Restated Advisory Agreement and in the Organizational and Offering Costs section of Note 2 to the financial statements. The reduction in organizational costs is reflected as a reduction of the "Due to Affiliates" balance in the consolidated balance sheets as of December 31, 2010.

Depreciation and Amortization Expense

Depreciation and amortization expense for the year ended December 31, 2010 consisted of depreciation of building and building improvements of our properties of $1.88 million and amortization of the contributed and acquired values allocated to tenant origination and absorption costs of $1.06 million. The increase of $2.02 million as compared to the year ended December 31, 2009 is a result of (1)$0.74 million in depreciation and amortization for the real estate acquired during the year ended December 31, 2010, and (2) a $1.28 million increase related to the Renfro and Plainfield properties for 12 months of activity in the current period compared to six months of activity in 2009.

Interest Expense

Interest expense for the year ended December 31, 2010 increased by $1.95 million compared to the year ended December 31, 2009. The increase is due primarily to: (1) a $0.92 million increase related to the Renfro and Plainfield properties for the 12 months of activity during the year ended December 31, 2010 compared to six months of interest expense for the year ended December 31, 2009; (2) $0.11 million in interest expense related to the assumption of the Emporia Partners property debt in conjunction with the contribution on August 27, 2010; and (3) $0.74 million in interest expense related to the origination of the Credit Facility and the short-term bridge facility, as discussed in Note 4, *Debt*, to the consolidated financial statements. Interest expense for the year ended December 31, 2010 also includes the amortization of deferred financing costs of $0.16 million whereas during the year ended December 31, 2009, there were no deferred financing costs, and $0.02 million related to an interest rate cap pursuant to debt covenant requirements of the Credit Facility.

Funds from Operations and Modified Funds from Operations

Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Additionally, publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start-up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases.

In order to provide a more complete understanding of the operating performance of a REIT, the National Association of Real Estate Investment Trusts ("NAREIT") promulgated a measure known as funds from operations ("FFO"). FFO is defined as net income or loss computed in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains and losses from sales of depreciable operating property, adding back asset impairment write-downs, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets), and after adjustment for unconsolidated partnerships and joint ventures. Because FFO calculations exclude such items as depreciation and amortization of real estate assets and gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. It should be noted, however, that other REITs may not define FFO in accordance with the current NAREIT definition or may interpret the current NAREIT definition differently than we do, making comparisons less meaningful.

The Investment Program Association ("IPA") issued Practice Guideline 2010-01 (the "IPA MFFO Guideline") on November 2, 2010, which extended financial measures to include modified funds from operations ("MFFO"). In computing MFFO, FFO is adjusted for certain non-cash items such as straight-line rent, amortization of in-place lease valuations, accretion/amortization of debt discounts/premiums, nonrecurring impairments of real estate-related investments, and certain non-operating cash items such as acquisitions fees and expenses. We adopted the IPA MFFO Guideline for the year ended December 31, 2010 as presented in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of our Annual Report on Form 10-K for the year ended December 31, 2010. Management believes that MFFO is a beneficial indicator of our on-going portfolio performance and ability to sustain our current distribution level. More specifically, MFFO isolates the financial results of the REIT's operations. MFFO, however, is not considered an appropriate measure of historical earnings as it excludes certain significant costs that are otherwise included in reported earnings. Further, since the measure is based on historical financial information, MFFO for the period presented may not be indicative of future results or our future ability to pay our dividends.

By providing FFO and MFFO, we present information that assists investors in aligning their analysis with management's analysis of long-term operating activities. MFFO also allows for a comparison of the performance of our portfolio with other REITs that are not currently engaging in acquisitions, as well as a comparison of our performance with that of other non-traded REITs, as MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes. As explained below, management's evaluation of our operating performance excludes items considered in the calculation of MFFO based on the following economic considerations:

- Straight line rent, amortization of in-place lease valuation and amortization of debt premiums. These items are GAAP non-cash adjustments and are included in historical earnings. These items are added back to FFO to arrive at MFFO as a means of determining operating results of our portfolio.
- Acquisition-related costs. In accordance with GAAP, acquisition-related costs are required to be expensed as incurred. These costs have been and will continue to be funded with cash proceeds from our primary offering. In evaluating the performance of our portfolio over time, management employs business models and analyses that differentiate the costs to acquire investments from the investments' revenues and expenses. By excluding acquisition-related costs that affect our operations only in periods in which properties are acquired, MFFO can provide an indication of sustainability after we cease to acquire properties on a frequent and regular basis. Management believes that excluding these costs from MFFO provides investors with supplemental performance information that is consistent with the performance models and analysis used by management.

For all of these reasons, we believe the non-GAAP measures of FFO and MFFO, in addition to net income and cash flows from operating activities, as defined by GAAP, are helpful supplemental performance measures and useful to investors in evaluating the performance of our real estate portfolio. However, a material limitation associated with FFO and MFFO is that they are not indicative of our cash available to fund distributions since other uses of cash, such as capital expenditures at our properties and principal payments of debt, are not deducted when calculating FFO and MFFO. Additionally, MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. However, MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO. Therefore, FFO and MFFO should not be considered as alternatives to net income (loss) or to cash flows from operating activities and each should be reviewed in connection with GAAP measurements.

Neither the SEC, NAREIT, nor any other applicable regulatory body has opined on the acceptability of the adjustments contemplated to adjust FFO in order to calculate MFFO and its use as a non-GAAP performance measure. In the future, the SEC or NAREIT may decide to standardize the allowable exclusions across the REIT industry, and we may have to adjust the calculation and characterization of this non-GAAP measure.

Our calculation of FFO and MFFO is presented in the following table for the years ended December 31, 2011, 2010 and 2009.

	Year Ended December 31,		
	2011	2010	2009
Net Loss	$(4,621,498)	$(3,809,088)	$(2,235,586)
Adjustments:			
Depreciation of building and improvements	2,972,532	1,884,394	569,346
Amortization of intangible assets	2,636,137	1,057,282	351,573
Funds from Operations (FFO)	$ 987,171	$ (867,412)	$(1,314,667)
Reconciliation of FFO to Modified Funds From Operations (MFFO)			
FFO	$ 987,171	$ (867,412)	$(1,314,667)
Adjustments:			
Acquisition fees and expenses to non-affiliates	1,560,974	473,790	6,908
Acquisition fees and expenses to affiliates	1,680,000	1,629,344	1,630,684
Revenues in excess of cash received (straight- line rents)	(811,691)	(465,225)	(206,770)
Amortization of above/(below market) rent	(381,670)	61,604	(19,313)
Amortization of debt premium	(54,483)	—	—
MFFO	$ 2,980,301	$ 832,101	$ 96,482

Liquidity and Capital Resources

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of debt service on our outstanding indebtedness, including repayment of the Bridge Loan, Credit Facility and Mezzanine Loan discussed below, and other investments. Generally, cash needs for items, other than property acquisitions, will be met from operations and proceeds received from offerings. However, there may be a delay between the sale of our shares and our purchase of properties that could result in a delay in the benefits to our stockholders, if any, of returns generated from our investments. Our advisor will evaluate potential additional property acquisitions and engage in negotiations with sellers on our behalf. After a purchase contract is executed that contains specific terms, the property will not be purchased until the successful completion of due diligence, which includes review of the title insurance commitment, an appraisal and an environmental analysis. In some instances, the proposed acquisition will require the negotiation of final binding agreements, which may include financing documents. During this period, we may decide to temporarily invest any unused proceeds from offerings in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

On June 4, 2010, we, through our operating partnership, entered into a credit agreement with KeyBank, which provided our operating partnership with the Credit Facility in the initial amount of $25.0 million to finance the acquisition of properties. Our operating partnership made an initial draw of $16.9 million to facilitate the acquisition of the Will Partners property and a subsequent draw of approximately $5.1 million to finance the ITT property acquisition.

On November 22, 2010, we, through our operating partnership, entered into an amendment to the credit agreement with KeyBank, thereby increasing the total amount of the Credit Facility, upon which we additionally drew approximately $13.0 million to refinance the debt encumbering the Renfro property.

On November 18, 2011, we, through our operating partnership, entered into an amendment and restatement to the credit agreement with KeyBank, as administrative agent, and Bank of America, as syndication agent, (collectively the "Lenders") thereby increasing the total amount of the Credit Facility to $70.0 million in a revised revolving credit facility, with each Lender committing $35 million. We drew an additional $0.4 million for related financing costs from the revised credit facility, which has a term of two years, maturing on November 18, 2013, with an option to extend for one year. During the initial two-year term of the revised credit agreement, we, through our Operating Partnership, may request an increase in the total commitments under the Credit Facility up to $150 million, subject to certain conditions. Per the terms of the revised credit agreement, the maximum loan available is the lesser of the total commitments ($70.0 million) or the aggregate borrowing base availability ($37.1 million). The total amount of funds drawn under the Credit Facility as of December 31, 2011 was $35.4 million, resulting in an unused borrowing base availability of $1.7 million.

As part of the amendment effective November 18, 2011, beginning with the quarter ended December 31, 2011, the liquidity requirement was $2.0 million through June 29, 2012 and $3.0 million from June 30, 2012 through the remainder of the term of the loans. Additional loan compliance covenants include, but are not limited to, a maximum total leverage ratio (65%), a minimum interest coverage ratio (1.85 to 1), a minimum fixed charge ratio (1.60 to 1), a maximum variable debt ratio (30%), and minimum tangible net worth of at least $50 million plus 80% of the net proceeds of any equity issuance after the effective date (as defined) and 100% of the equity in any properties contributed after the effective date.

In connection with the acquisitions of the AT&T and Westinghouse properties as discussed in Note 10, *Subsequent Events*, on January 31, 2012, and on March 22, 2012 we drew $22.0 million and $27.1 million, respectively, from the revised credit facility discussed above to partially finance such acquisitions. As of March 22, 2012, approximately $86.2 million of the revised revolver was utilized, which is secured by the Renfro, Will Partners, ITT, Quad/Graphics, AT&T and Westinghouse properties.

On December 30, 2010, we, through our operating partnership, entered into the Bridge Loan with KeyBank and thereby obtained approximately $7.9 million used as a source to fund the acquisition of the Quad/Graphics property. The terms of the Bridge Loan required weekly payments equal to the net equity raised in our Public Offering, subject to a monthly minimum amount of approximately $1.3 million. The balance of the loan was paid in full on April 18, 2011.

On May 13, 2011, we obtained an additional $12.3 million in debt to partially fund the acquisition of the LTI property pursuant to the Bridge Loan. The terms of the Bridge Loan remained the same and required periodic payments equal to the net equity raised in our Public Offering, subject to an average monthly minimum amount of approximately $2.1 million. The balance of the loan was paid off in full on September 30, 2011.

On January 31, 2012, a property-owning special purpose entity wholly-owned by our operating partnership (the "Property SPE") entered into a mezzanine loan agreement in which KeyBank serves as the initial lender with a total commitment of $15.0 million (the "Mezzanine Loan"). In connection with the acquisition of the AT&T property, on January 31, 2012, as discussed in Note 10, *Subsequent Events,* the Property SPE made a draw of $12.4 million from the Mezzanine Loan to partially finance such acquisition. The terms of the Mezzanine Loan require that the proceeds of the Mezzanine Loan be used to acquire the AT&T property and other potential acquisitions through the maturity date, July 31, 2012. The terms also require periodic payments equal to the net equity raised in our public offering, subject to a monthly minimum amount of $4.0 million. Pursuant to a financial covenant requirement in the Mezzanine Loan, gross proceeds from equity raised are subject to a monthly minimum amount of $4.0 million for the first three months of the six-month term and $5.0 million thereafter.

Through March 21, 2012, a total of $9.0 million in payments were made on the Mezzanine Loan, resulting in a balance of $3.4 million. In connection with the acquisition of the Westinghouse property on March 22, 2012, as discussed above, the Property SPE made a draw of $9.0 million from the Mezzanine Loan to partially finance such acquisition, resulting in a balance of $12.4 million.

Other potential future sources of capital include proceeds from our Public Offering, proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. To the extent we are not able to secure additional financing in the form of a credit facility (other than the current Credit Facility) or other third party source of liquidity, we will be heavily dependent upon the proceeds of our Public Offering and income from operations in order to meet our long-term liquidity requirements and to fund our distributions.

Short-Term Liquidity and Capital Resources

We expect to meet our short-term operating liquidity requirements with proceeds received in our Public Offering and operating cash flows generated from our properties and other properties we acquire in the future. All advances from our advisor will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in the "Management Compensation" section of our prospectus.

Our cash and cash equivalent balances increased by $3.8 million during the year ended December 31, 2011 and were used in or provided by the following:

Operating Activities. During the year ended December 31, 2011, we used $2.0 million of cash from operating activities, compared to $0.8 million used during the year same period in 2010. The net loss in the current period is offset by (1) non-cash adjustments of $5.0 million (consisting of depreciation and amortization of $5.8 million less deferred rent of $0.8 million), which increased compared to the same period in 2010 in which non-cash adjustments totaled $2.7 million, as a result of the increase in depreciation and amortization and deferred rent related to the properties acquired subsequent to June 30, 2010; and (2) cash used for working capital of $2.4 million compared to cash provided by working capital of $0.3 million for the years ended December 31, 2011 and 2010, respectively. The decrease in working capital is primarily due to the payment of acquisition fees and expenses totaling $1.7 million related to the acquisitions made in the prior year and the payment of organizational and offering costs advanced by our advisor totaling $0.7 million.

Investing Activities. During the year ended December 31, 2011, we used $13.8 million in cash for investing activities, specifically for the acquisition of the LTI property. During the same period a year ago, we used $38.8 million in cash for the acquisition of the Will Partners, Emporia Partners, ITT and Quad/Graphics properties and we also funded $0.5 million for tenant improvements from reserve proceeds held by lenders, which were assumed by us in conjunction with the contribution of the Plainfield and Renfro properties.

Financing Activities. During the year ended December 31, 2011, we generated $19.6 million in financing activities as compared to $40.8 million during the same period a year ago, an increase in cash usage from financing activities of $21.2 million. The increase in cash usage is the net result of $18.5 million of increased financing activity and a $39.7 million utilization of cash generated from financing activities. The $18.5 million increase is comprised of: (1) an increase of $18.1 million in the issuance of common stock during the year ended December 31, 2011, compared to the same period a year ago and (2) a $0.4 million decrease in deferred financing costs incurred. The $39.7 million utilization consists of the following: (1) an increase of $7.3 million in loan principal payments; (2) a decrease of $30.2 million in borrowing proceeds compared to the same period in 2010; (3) a $0.5 million increase in loan amortization compared to the same period a year ago due to the amortization of the Emporia Partners mortgage debt and the LTI mortgage debt; and (4) a $1.7 million increase in distribution payments.

Distributions and Our Distribution Policy

Distributions will be paid to our stockholders as of the record date selected by our board of directors. We expect to continue to pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Internal Revenue Code of 1986, as amended (the "Code"). The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

- the amount of time required for us to invest the funds received in our Public Offering;
- our operating and interest expenses;
- the amount of distributions or dividends received by us from our indirect real estate investments;
- our ability to keep our properties occupied;
- our ability to maintain or increase rental rates;
- tenant improvements, capital expenditures and reserves for such expenditures;
- the issuance of additional shares; and
- financings and refinancings.

We made our first distribution on June 15, 2009 to investors of record on May 31, 2009. We achieved our minimum escrow requirement on May 6, 2009; therefore, our first monthly distribution was for a partial month. Since June 15, 2009, we funded distributions with operating cash flow from our properties and offering proceeds raised in our private offering and our Public Offering. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to stockholders.

The following table shows distributions paid during each of the quarters for the year ended December 31, 2011:

	December 31, 2011		September 30, 2011		June 30, 2011		March 31, 2011	
Distributions paid in cash-noncontrolling interests	$ 582,676		$ 589,080		$ 477,667		$ 438,915	
Distributions paid in cash-redeemable noncontrolling interests [1]	89,388		90,370		90,370		88,406	
Distributions paid in cash-common stockholders	468,000		378,282		287,409		212,667	
Distributions reinvested (shares issued)	340,387		244,294		192,978		131,271	
Total distributions	$ 1,480,451[2]		$ 1,302,026[2]		$ 1,048,424[2]		$ 871,259	
Source of distributions:								
Cash flows (used for)/provided by operations	$ (4,687,408)	(317)%[3]	$ 1,057,732	81%[3]	$ 855,446	82%[3]	$ 739,988	85%[3]
Proceeds from issuance of common stock [4]	5,827,472	394%	—		—		—	
Distributions reinvested (shares purchased)	340,387	23%	244,294	19%	192,978	18%	131,271	15%
Total sources	$ 1,480,451	100%	$ 1,302,026	100%	$ 1,048,424	100%	$ 871,259	100%

(1) Distributions represent the actual payments made to redeemable noncontrolling interests. These distributions are allocated to common stockholders (see consolidated statements of operations for the year ended December 31, 2011) and noncontrolling interests (see consolidated statements of equity for the year ended December 31, 2011) based on their respective ownership percentages as of December 31, 2011.

(2) Total distributions declared but not paid as of December 31, 2011 for noncontrolling interests (including our advisor), and common stockholders were $0.2 million, respectively.

(3) Percentages were calculated by dividing the respective source amount by the total sources of distributions.

(4) The terms of the Bridge Loan required periodic payments throughout the month equal to the net equity raised in our public offering, subject to a monthly minimum, as discussed in Note 4, *Debt*. During most of the year ended December 31, 2011, proceeds from the issuance of common stock were used to pay down the principal balance totaling $20.2 million.

From our inception through December 31, 2011, we paid and declared cumulative distributions of approximately $3.1 million to common stockholders and approximately $5.0 million to the limited partners of our operating partnership, as compared to cumulative FFO of approximately $(1.3) million. The payment of distributions from sources other than funds from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of December 31, 2011:

	Payments Due During the Years Ending December 31,				
	Total	2012	2013-2014	2015-2016	Thereafter
Outstanding debt obligations (1)	$ 95,071,132	$1,183,862	$38,013,095	$2,491,531	$53,382,644
Interest on outstanding debt obligations (2)	21,611,801	4,758,040	9,236,339	5,691,766	1,925,656
Total	$116,682,933	$5,941,902	$47,249,434	$8,183,297	$55,308,300

(1) Amounts include principal payments only. As of December 31, 2011, the total Credit Facility was $35.4 million and is due on November 18, 2014, assuming the one-year extension is exercised. The payments on the LTI mortgage debt do not include the premium of $0.4 million.

(2) Projected interest payments are based on the outstanding principal amounts and interest rates in effect at December 31, 2011.

Subsequent Events

See Note 10, *Subsequent Events*, to the consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks include risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market-sensitive instruments. We expect that the primary market risk to which we will be exposed is interest rate risk, including the risk of changes in the underlying rates on our variable rate debt.

As of December 31, 2011, our debt consisted of the property-specific mortgage loans of $60.0 million and a $35.4 million draw from the Credit Facility. Such amounts were consistent with our debt outstanding as of December 31, 2010, except that the LTI property mortgage loan was assumed in May 2011 and the Credit Facility was amended and restated on November 18, 2011, as discussed below. Additionally, the balance on the Bridge Loan of $7.9 million as of December 31, 2010 was paid off in full in April 2011 and the additional $12.3 million, which was obtained in May 2011, was paid off in full in September 2011.

In the future, we may be exposed to the effects of interest rate changes primarily as a result of borrowings used to maintain liquidity and fund acquisition, expansion, and financing of our real estate investment portfolio and operations. Our interest rate risk management objectives will be to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve our objectives, we may borrow at fixed rates or variable rates. In order to mitigate our interest rate risk on certain financial instruments, we have entered into interest rate caps and in order to mitigate our risk to foreign currency exposure we may enter into foreign currency hedges. We will not enter into derivative or interest rate transactions for speculative purposes.

LTI Mortgage Debt

In conjunction with the contribution of the LTI property, we assumed $34.4 million in debt. See Note 4, *Debt,* to the consolidated financial statements for a detailed description of the assumed debt. As this is fixed-rate debt, an increase in current interest rates of 1.00% would have no impact on our future earnings or cash flows.

Emporia Partners Mortgage Debt

In conjunction with the contribution of the Emporia Partners property, we assumed $5.4 million in debt. See Note 4, *Debt,* to the consolidated financial statements for a detailed description of the assumed debt. As this is fixed-rate debt, an increase in current interest rates of 1.00% would have no impact on our future earnings or cash flows.

Credit Facility

On June 4, 2010, we obtained approximately $16.9 million in debt to finance our acquisition of the Will Partners property pursuant to the Credit Facility. On September 23, 2010, we further obtained approximately $5.1 million in debt from the Credit Facility to finance our acquisition of the ITT property. On November 22, 2010, we increased the total amount of the Credit Facility, upon which we additionally drew approximately $13.0 million to refinance the debt encumbering the Renfro property. On November 18, 2011, we further increased the total amount of the Credit Facility to $70.0 million with the participation of another bank, upon which we drew an additional $0.4 million for related financing costs. See Note 4, *Debt,* to the consolidated financial statements, for a detailed description of the Credit Facility, which is subject to certain debt covenant requirements. An increase in current interest rates of 1.00% would have no impact on our future earnings or cash flows as the minimum interest rate on the Credit Facility would still apply.

Bridge Loan

On December 30, 2010, we obtained approximately $7.9 million in debt to partially fund the acquisition of the Quad/Graphics property pursuant to the Bridge Loan. In connection with the Bridge Loan, we also executed another amendment to the Credit Facility (the "Second Amendment to Credit Facility"). Pursuant to the Second Amendment to Credit Facility, the debt obtained from the Bridge Loan is secured under the Credit Facility. The Bridge Loan was paid in full on April 18, 2011 and, as a result, the Quad/Graphics property became additional security for the Credit Facility, the guarantees issued in connection with the Bridge Loan were released, and the Quad/Graphics property could be refinanced pursuant to the terms of the Credit Facility. On May 13, 2011, the Bridge Loan was amended and we obtained an additional $12.3 million utilized to substantially fund the acquisition of the LTI property. The Bridge Loan was paid in full on September 30, 2011 and the guarantees issued in connection with the Bridge Loan were released. Once paid in full, we have no further borrowing capacity on the Bridge Loan.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data filed as part of this annual report are set forth beginning on page F-1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with our independent registered public accountant during the years ended December 31, 2011 and 2010.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, management, including our President and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon, and as of the date of, the evaluation, our President and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file and submit under the Exchange Act is accumulated and communicated to our management, including our President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for us. Our management, including our President and Chief Financial Officer, evaluated, as of December 31, 2011, the effectiveness of our internal control over financial reporting using the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the fourth quarter of 2011, there was no information required to be disclosed in a report on Form 8-K which was not disclosed in a report on Form 8-K.

PART III

We expect to file a definitive proxy statement for our 2012 Annual Meeting of Stockholders (the "2012 Proxy Statement") with the SEC, pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K and is incorporated by reference to the 2012 Proxy Statement. Only those sections of the 2012 Proxy Statement that specifically address the items required to be set forth herein are incorporated by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated by reference to the 2012 Proxy Statement to be filed with the SEC.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the 2012 Proxy Statement to be filed with the SEC.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to the 2012 Proxy Statement to be filed with the SEC.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to the 2012 Proxy Statement to be filed with the SEC.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference to the 2012 Proxy Statement to be filed with the SEC.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) List of Documents Filed.

1. The list of the financial statements contained herein is set forth on page F-1 hereof.

2. Schedule III — Real Estate and Accumulated Depreciation is set forth beginning on page S-1 hereof. All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are not applicable and therefore have been omitted.

3. The Exhibits filed in response to Item 601 of Regulation S-K are listed on the Exhibit Index below.

(b) See (a) 3 above.

(c) See (a) 2 above.

EXHIBIT INDEX

The following exhibits are included in this Annual Report on Form 10-K for the year ended December 31, 2011 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.	Description
3.1	Third Articles of Amendment and Restatement of The GC Net Lease REIT, Inc., incorporated by reference to Exhibit 3.1 to Pre-Effective Amendment No. 3 to the Registrant's Registration Statement on Form S-11, filed on October 29, 2009, Commission File No. 333-159167
3.2	Bylaws of The GC Net Lease REIT, Inc., incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-11, filed on May 12, 2009, Commission File No. 333-159167
3.3	Articles of Amendment to Third Articles of Amendment and Restatement of Griffin Capital Net Lease REIT, Inc., incorporated by reference to Exhibit 3.3 to Post-Effective Amendment No. 6 to the Registrant's Registration Statement on Form S-11, filed on July 12, 2011, Commission File No. 333-159167
4.1	Form of Subscription Agreement and Subscription Agreement Signature Page (included as Appendix B to prospectus, incorporated by reference to the Registrant's final prospectus filed pursuant to Rule 424(b)(3), filed on November 6, 2009, Commission File No. 333-159167)
10.1	First Amended and Restated Limited Partnership Agreement of The GC Net Lease REIT Operating Partnership, L.P., incorporated by reference to Exhibit 10.1 to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-11, filed on August 19, 2009, Commission File No. 333-159167
10.2	The GC Net Lease REIT, Inc. 2009 Long Term Incentive Plan, incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-11, filed on May 12, 2009, Commission File No. 333-159167
10.3	Griffin Capital Net Lease REIT, Inc. Distribution Reinvestment Plan (included as Appendix C to prospectus, incorporated by reference to the Registrant's final prospectus filed pursuant to Rule 424(b)(3), filed on July 22, 2011, Commission File No. 333-159167)
10.4	Tax Protection Agreement by and among The GC Net Lease REIT, Inc., The GC Net Lease REIT Operating Partnership, L.P., Kevin A. Shields, Don G. Pescara and David C. Rupert, incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form S-11, filed on May 12, 2009, Commission File No. 333-159167
10.5	Form of Master Property Management, Leasing and Construction Management Agreement, incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q, filed on December 10, 2009, Commission File No. 333-159167
10.6	Lease Agreement for Renfro Property, incorporated by reference to Exhibit 10.7 to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-11, filed on August 19, 2009, Commission File No. 333-159167
10.7	Amendment to Lease Agreement for Renfro Property, incorporated by reference to Exhibit 10.8 to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-11, filed on August 19, 2009, Commission File No. 333-159167
10.8	Lease Agreement for Plainfield Property, incorporated by reference to Exhibit 10.9 to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-11, filed on August 19, 2009, Commission File No. 333-159167
10.9	Amendment to Lease Agreement for Plainfield Property, incorporated by reference to Exhibit 10.10 to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-11, filed on August 19, 2009, Commission File No. 333-159167

Exhibit No.	Description
10.10	Fixed Rate Note for Plainfield Property, incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K, filed on March 30, 2010, Commission File No. 333-159167
10.11	Contribution Agreement for Will Partners Property dated June 4, 2010, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on June 9, 2010, Commission File No. 333-159167
10.12	Amended and Restated Lease for Will Partners Property dated April 26, 2000, incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed on June 9, 2010, Commission File No. 333-159167
10.13	First Amendment to Amended and Restated Lease for Will Partners Property dated June 4, 2010, incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, filed on June 9, 2010, Commission File No. 333-159167
10.14	Tax Protection Agreement for Will Partners Property dated June 4, 2010, incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, filed on June 9, 2010, Commission File No. 333-159167
10.15	Credit Agreement for KeyBank Revolver dated June 4, 2010, incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, filed on June 9, 2010, Commission File No. 333-159167
10.16	Guaranty for KeyBank Revolver dated June 4, 2010, incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K, filed on June 9, 2010, Commission File No. 333-159167
10.17	Second Amended and Restated Advisory Agreement, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on November 16, 2010, Commission File No. 333-159167
10.18	First Amendment to Credit Agreement for KeyBank Revolver, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on November 29, 2010, Commission File No. 333-159167
10.19	Contribution Agreement for LTI Property dated May 13, 2011, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on May 16, 2011, Commission File No. 000-54377
10.20	Tax Protection Agreement for LTI Property dated May 13, 2011, incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed on May 16, 2011, Commission File No. 000-54377
10.21	Cash Purchase Agreement for LTI Property dated May 13, 2011, incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, filed on May 16, 2011, Commission File No. 000-54377
10.22	Lease for LTI Property dated August 8, 2006, incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, filed on May 16, 2011, Commission File No. 000-54377
10.23	Fixed Rate Note for LTI Property dated February 10, 2006, incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, filed on May 16, 2011, Commission File No. 000-54377
10.24	Assumption Agreement for LTI Property dated May 13, 2011, incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K, filed on May 16, 2011, Commission File No. 000-54377
10.25	Restated KeyBank Credit Agreement dated November 18, 2011, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on November 18, 2011, Commission File No. 000-54377
10.26	Amended and Restated Guaranty dated November 18, 2011, incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed on November 18, 2011, Commission File No. 000-54377
10.27	AT&T Purchase Agreement dated January 27, 2012, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on February 2, 2012, Commission File No. 000-54377
10.28	Form of AT&T Lease dated June 30, 2005, incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed on February 2, 2012, Commission File No. 000-54377
10.29	Form of Assignment and First Amendment to Lease Agreement dated July 2, 2009, incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, filed on February 2, 2012, Commission File No. 000-54377
10.30	Mezzanine Credit Agreement dated January 31, 2012, incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, filed on February 2, 2012, Commission File No. 000-54377

Exhibit No.	Description
10.31	Equity Proceeds Pledge dated January 31, 2012, incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, filed on February 2, 2012, Commission File No. 000-54377
10.32	Ownership Interests Pledge dated January 31, 2012, incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K, filed on February 2, 2012, Commission File No. 000-54377
10.33	Guaranty Agreement for Mezzanine Loan dated January 31, 2012, incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K, filed on February 2, 2012, Commission File No. 000-54377
10.34	First Amendment to the Restated KeyBank Credit Agreement dated March 16, 2012, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on March 22, 2012, Commission File No. 000-54377
10.35	Westinghouse Purchase Agreement dated August 18, 2011, incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed on March 22, 2012, Commission File No. 000-54377
10.36	Westinghouse Lease dated September 2, 2009, incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, filed on March 22, 2012, Commission File No. 000-54377
10.37	Second Amendment to Westinghouse Lease dated November 10, 2010, incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, filed on March 22, 2012, Commission File No. 000-54377
10.38	Third Amendment to Westinghouse Lease dated March 22, 2012, incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, filed on March 22, 2012, Commission File No. 000-54377
10.39	Guaranty dated March 22, 2012 incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K, filed on March 22, 2012, Commission File No. 000-54377
21.1	Subsidiaries of Griffin Capital Net Lease REIT, Inc., incorporated by reference to Exhibit 21.1 to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-11, filed on April 8, 2010, Commission File No. 333-159167
31.1*	Certification of Principal Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Principal Executive Officer, pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Principal Financial Officer, pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
101*	The following Griffin Capital Net Lease REIT, Inc. financial information for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Equity, (iv) Consolidated Statements of Cash Flows and (v) Notes to Consolidated Financial Statements.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California, on March 23, 2012.

GRIFFIN CAPITAL NET LEASE REIT, INC.

By: /s/ Kevin A. Shields
Kevin A. Shields
Chairman and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Kevin A. Shields Kevin A. Shields	Chairman and President (Principal Executive Officer)	March 23, 2012
/s/ Joseph E. Miller Joseph E. Miller	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 23, 2012
/s/ Gregory M. Cazel Gregory M. Cazel	Independent Director	March 23, 2012
/s/ Timothy J. Rohner Timothy J. Rohner	Independent Director	March 23, 2012

[THIS PAGE INTENTIONALLY LEFT BLANK]

GRIFFIN CAPITAL NET LEASE REIT, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Griffin Capital Net Lease REIT, Inc.:

We have audited the accompanying consolidated balance sheets of Griffin Capital Net Lease REIT, Inc. (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the index at Item 15. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Griffin Capital Net Lease REIT, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Los Angeles, California

March 23, 2012

GRIFFIN CAPITAL NET LEASE REIT, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
ASSETS		
Cash and cash equivalents	$ 5,429,440	$ 1,636,072
Restricted cash	1,879,865	1,658,070
Due from affiliates, net	459,521	—
Real estate:		
Land	27,003,796	11,703,796
Building and improvements	110,929,358	77,096,442
Tenant origination and absorption cost	34,400,671	18,095,906
Total real estate	172,333,825	106,896,144
Less: accumulated depreciation and amortization	(9,471,264)	(3,862,595)
Total real estate, net	162,862,561	103,033,549
Above market leases, net	1,515,938	1,725,856
Deferred rent	1,483,686	671,995
Deferred financing costs, net	1,012,677	967,051
Prepaid expenses and other assets	1,301,414	448,483
Total assets	$175,945,102	$110,141,076
LIABILITIES AND EQUITY		
Mortgage payable, plus unamortized premium of $357,815 and $0, respectively	$ 60,032,962	$ 26,129,231
Credit Facility	35,395,985	35,000,000
Bridge Loan	—	7,871,500
Restricted reserves	761,047	538,741
Accounts payable and other liabilities	1,238,340	857,322
Distributions payable	412,221	248,092
Due to affiliates, net	—	1,480,570
Below market leases, net	9,289,407	870,807
Total liabilities	107,129,962	72,996,263
Commitments and contingencies (Note 8)		
Noncontrolling interests subject to redemption, 531,000 units eligible towards redemption as of December 31, 2011 and December 31, 2010	4,886,686	4,886,686
Common stock subject to redemption	1,070,490	170,810
Stockholders' equity:		
Preferred stock, $0.001 par value; 200,000,000 shares authorized; no shares outstanding, as of December 31, 2011 and 2010	—	—
Common stock, $0.001 par value; 700,000,000 shares authorized; 5,667,551 and 1,845,339 shares outstanding, as of December 31, 2011 and 2010, respectively	56,611	18,438
Additional paid-in capital	47,872,560	15,441,289
Cumulative distributions	(3,085,438)	(713,332)
Accumulated deficit	(3,772,346)	(1,236,878)
Total stockholders' equity	41,071,387	13,509,517
Noncontrolling interests	21,786,577	18,577,800
Total equity	62,857,964	32,087,317
Total liabilities and equity	$175,945,102	$110,141,076

See accompanying notes.

GRIFFIN CAPITAL NET LEASE REIT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2011	2010	2009
Revenue:			
Rental income	$13,223,384	$ 6,509,724	$ 2,507,487
Property tax recovery	1,785,486	755,370	213,878
Interest income	1,153	4,647	11,212
Total revenue	15,010,023	7,269,741	2,732,577
Expenses:			
Asset management fees to affiliates	1,083,304	560,141	219,674
Property management fees to affiliates	377,078	188,793	68,442
Property tax expense	1,785,486	755,370	213,878
Acquisition fees and expenses to non- affiliates	1,560,974	473,790	6,908
Acquisition fees and expenses to affiliates	1,680,000	1,629,344	1,630,684
General and administrative expenses	1,748,334	1,359,686	683,769
Depreciation and amortization	5,608,669	2,941,676	920,919
Interest expense	5,787,676	3,170,029	1,223,889
Total expenses	19,631,521	11,078,829	4,968,163
Net loss	(4,621,498)	(3,809,088)	(2,235,586)
Distributions to redeemable noncontrolling interests attributable to common stockholders	(188,759)	—	—
Net loss including distributions to redeemable noncontrolling interests attributable to common stockholders	$(4,810,257)	$(3,809,088)	$(2,235,586)
Net loss attributable to noncontrolling interests	(2,274,789)	(2,818,725)	(1,989,071)
Net loss attributable to common stockholders	$(2,535,468)	$ (990,363)	$ (246,515)
Net loss per share, basic and diluted	$ (0.72)	$ (1.08)	$ (1.79)
Weighted average number of common shares outstanding, basic and diluted	3,517,692	919,833	137,598
Distributions declared per common share	$ 0.68	$ 0.68	$ 0.44

See accompanying notes.

GRIFFIN CAPITAL NET LEASE REIT, INC.
CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock		Additional Paid-In	Cumulative	Accumulated	Total Stockholders'	Non-controlling	Total
	Shares	Amount	Capital	Distributions	Deficit	Equity	Interests	Equity
BALANCE December 31, 2008	100	$ 1	$ 999	$ —	$ —	$ 1,000	$ 200,000	$ 201,000
Gross proceeds from issuance of common stock	252,219	2,522	2,519,665	—	—	2,522,187	—	2,522,187
Discount on issuance of common stock	—	—	(121,987)	—	—	(121,987)	—	(121,987)
Offering costs including dealer manager fees to affiliates	—	—	(1,470,668)	—	—	(1,470,668)	—	(1,470,668)
Distributions	—	—	—	(83,840)	—	(83,840)	—	(83,840)
Issuance of shares for distribution reinvestment plan	947	9	8,985	(8,994)	—	—	—	—
Additions to common stock subject to redemption	(947)	(9)	(8,985)	—	—	(8,994)	—	(8,994)
Contribution of noncontrolling interests	—	—	—	—	—	—	20,200,000	20,200,000
Additions to noncontrolling interests subject to redemption	—	—	—	—	—	—	—	—
Distributions for noncontrolling interests	—	—	—	—	—	—	(732,181)	(732,181)
Distributions for noncontrolling interests subject to redemption	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	(246,515)	(246,515)	(1,989,071)	(2,235,586)
BALANCE December 31, 2009	252,319	$ 2,523	$ 928,009	$ (92,834)	$ (246,515)	$ 591,183	$17,678,748	$18,269,931
Gross proceeds from issuance of common stock	1,575,040	15,736	15,727,108	—	—	15,742,844	—	15,742,844
Discount on issuance of common stock	—	—	(21,635)	—	—	(21,635)	—	(21,635)
Offering costs including dealer manager fees to affiliates	—	—	(1,192,014)	—	—	(1,192,014)	—	(1,192,014)
Distributions	—	—	—	(458,682)	—	(458,682)	—	(458,682)
Issuance of shares for distribution reinvestment plan	17,033	170	161,646	(161,816)	—	—	—	—
Additions to common stock subject to redemption	947	9	(161,825)	—	—	(161,816)	—	(161,816)
Contribution of noncontrolling interests	—	—	—	—	—	—	10,380,000	10,380,000
Additions to noncontrolling interests subject to redemption	—	—	—	—	—	—	(4,886,686)	(4,886,686)
Distributions for noncontrolling interests	—	—	—	—	—	—	(1,568,275)	(1,568,275)
Distributions for noncontrolling interests subject to redemption	—	—	—	—	—	—	(207,262)	(207,262)
Net loss	—	—	—	—	(990,363)	(990,363)	(2,818,725)	(3,809,088)
BALANCE December 31, 2010	1,845,339	18,438	15,441,289	(713,332)	(1,236,878)	13,509,517	18,577,800	32,087,317
Gross proceeds from issuance of common stock	3,738,535	37,384	37,347,981	—	—	37,385,365	—	37,385,365
Discount on issuance of common stock	—	—	(166,710)	—	—	(166,710)	—	(166,710)
Offering costs including dealer manager fees to affiliates	—	—	(4,636,711)	—	—	(4,636,711)	—	(4,636,711)
Distributions	—	—	—	(1,463,176)	—	(1,463,176)	—	(1,463,176)
Issuance of shares for distribution reinvestment plan	95,677	909	908,021	(908,930)	—	—	—	—
Repurchase of common stock	(12,000)	(120)	(112,380)	—	—	(112,500)	—	(112,500)
Additions to common stock subject to redemption	—	—	(908,930)	—	—	(908,930)	—	(908,930)
Contribution of noncontrolling interests	—	—	—	—	—	—	7,788,990	7,788,990
Distributions for noncontrolling interests	—	—	—	—	—	—	(2,135,649)	(2,135,649)
Distributions for noncontrolling interests subject to redemption	—	—	—	—	—	—	(169,775)	(169,775)
Net loss	—	—	—	—	(2,535,468)	(2,535,468)	(2,274,789)	(4,810,257)
BALANCE December 31, 2011	5,667,551	$56,611	$ 47,872,560	$ (3,085,438)	$ (3,772,346)	$ 41,071,387	$21,786,577	$62,857,964

See accompanying notes.

GRIFFIN CAPTIAL NET LEASE REIT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2011	2010	2009
Operating Activities:			
Net loss	$ (4,621,498)	$ (3,809,088)	$ (2,235,586)
Adjustments to reconcile net loss to net cash (used in) provided by operations:			
Depreciation of building and building improvements	2,972,532	1,884,394	569,346
Amortization of intangible assets	2,636,137	1,057,282	351,573
Amortization of above and below market leases	(381,670)	61,604	(19,314)
Amortization of deferring financing costs	647,174	156,099	—
Amortization of debt premium	(54,483)	—	—
Deferred rent	(811,691)	(465,225)	(206,770)
Maintenance funded from restricted cash reserves	511	—	—
Change in operating assets and liabilities:			
Due from affiliates, net	(459,521)	—	—
Prepaid expenses and other assets	(852,931)	8,539	(457,022)
Accounts payable and other liabilities	371,768	(176,423)	1,033,745
Due to affiliates, net	(1,480,570)	458,044	1,022,526
Net cash (used in) provided by operating activities	(2,034,242)	(824,774)	58,498
Investing Activities:			
Acquisition of properties, including reserves	(13,785,562)	(38,754,607)	—
Tenant improvements	—	(452,615)	3,159,445
Tenant improvements funded from restricted cash reserves	—	452,615	(3,159,445)
Payments for construction-in-progress	(15,195)	—	—
Net cash used in investing activities	(13,800,757)	(38,754,607)	—
Financing Activities:			
Proceeds from borrowings	12,695,985	42,871,500	—
Principal payoff of secured indebtedness	(20,171,500)	(12,911,990)	—
Principal amortization payments on secured indebtedness	(879,532)	(422,423)	(114,561)
Deferred financing costs	(692,800)	(1,123,150)	—
Issuance of common stock, net	32,581,944	14,529,195	929,532
Repurchase of common stock	(112,500)	—	—
Distributions to noncontrolling interests	(2,258,112)	(1,709,708)	(616,377)
Distributions to common stockholders	(1,535,118)	(405,243)	(70,820)
Net cash provided by financing activities	19,628,367	40,828,181	127,774
Net increase in cash and cash equivalents	3,793,368	1,248,800	186,272
Cash and cash equivalents at the beginning of the period	1,636,072	387,272	201,000
Cash and cash equivalents at the end of the period	$ 5,429,440	$ 1,636,072	$ 387,272
Supplemental Disclosures of Cash Flow Information:			
Cash paid for interest	$ 4,788,851	$ 2,847,765	$ 1,030,521
Supplemental Disclosures of Significant Non-cash Transactions:			
Restricted cash- assumed upon contribution of real estate assets by affiliates	$ —	$ 646,096	$ 3,606,782
Restricted cash- ongoing improvement reserve paid by tenant	$ —	$ 152,515	$ 208,333
Mortgage debt assumed in conjunction with the contribution of real estate assets by affiliates	$ 34,837,746	$ 5,422,086	$34,156,119
Limited partnership units of the operating partnership issued in conjunction with the contribution of real estate assets by affiliates, net of discount	$ 7,788,990	$ 10,380,000	$20,200,000
Distributions payable to noncontrolling interests	$ 108,413	$ 181,633	$ 115,804
Distributions payable to common stockholders	$ 303,809	$ 66,459	$ 13,020
Common stock issued pursuant to the distribution reinvestment plan	$ 908,930	$ 161,816	$ 8,994
Redeemable common stock payable	$ 9,250	$ —	$ —

See accompanying notes.

1. Organization

Griffin Capital Net Lease REIT, Inc. (formerly known as The GC Net Lease REIT, Inc.), a Maryland corporation (the "Company"), was formed on August 28, 2008 under the Maryland General Corporation Law. The Company was organized primarily with the purpose of acquiring single tenant net lease properties, and expects to use a substantial amount of the net proceeds from the Public Offering (as defined below) to invest in these properties. The Company satisfied requisite financial and non-financial requirements and elected to be taxed as a REIT for the taxable year ended December 31, 2011. The Company's year end is December 31.

Griffin Capital Corporation, a California corporation (the "Sponsor"), is the sponsor of the Company's Public Offering. The Company's Sponsor was formed in 1995 to principally engage in acquiring and developing office and industrial properties.

The GC Net Lease REIT Advisor, LLC, a Delaware limited liability company (the "Advisor") was formed on August 27, 2008. The Sponsor is the sole member of the Advisor. On November 6, 2009, the Company entered into its amended and restated advisory agreement for the Public Offering, as amended. On November 9, 2010, the Company entered into its second amended and restated advisory agreement for the Public Offering (the "Second Amended and Restated Advisory Agreement"), which states that the Advisor is responsible for managing the Company's affairs on a day-to-day basis and identifying and making acquisitions and investments on behalf of the Company. The officers of the Advisor are also officers of the Sponsor. The Second Amended and Restated Advisory Agreement has a one-year term and it may be renewed for an unlimited number of successive one-year periods.

On August 28, 2008, the Advisor purchased 100 shares of common stock for $1,000 and became the Company's initial stockholder. The Company's Third Articles of Amendment and Restatement, as amended, authorize 700,000,000 shares of common stock with a par value of $0.001 and 200,000,000 shares of preferred stock with a par value of $0.001. On February 20, 2009, the Company began to offer a maximum of 10,000,000 shares of common stock, which included shares for sale pursuant to the distribution reinvestment plan, pursuant to a private placement offering to accredited investors (collectively, the "Private Offering"). Simultaneously with the Private Offering, the Company undertook the process of registering an offering of a maximum of 82,500,000 shares of common stock, consisting of 75,000,000 shares for sale to the public at $10.00 per share (the "Primary Public Offering") and 7,500,000 shares for sale pursuant to the distribution reinvestment plan at $9.50 per share (collectively, the "Public Offering"). On November 6, 2009, the Securities and Exchange Commission (the "SEC") declared the Public Offering effective, and the Company terminated the Private Offering with the commencement of the Public Offering. The term of the Public Offering is two years with an initial termination date of November 6, 2011. The Company's board of directors can extend the offering for one year. As of December 31, 2011 and 2010, the Company had 5,667,551 and 1,845,339 shares outstanding, respectively, under the Private Offering and the Public Offering, including shares issued pursuant to the distribution reinvestment plan. As of December 31, 2011 and 2010, the Company had $1.1 million and $0.2 million in shares classified as common stock subject to redemption, respectively. (See Note 7, *Share Redemption Program*).

On September 14, 2011, the Company's board of directors extended the termination date of the Public Offering from November 6, 2011 until November 6, 2012, which is three years after the effective date of the Public Offering. The Company's board of directors reserves the right to terminate the Public Offering at any time prior to November 6, 2012.

Griffin Capital Securities, Inc. (the "Dealer Manager") is one of the Company's affiliates. The Dealer Manager is responsible for marketing the Company's shares being offered pursuant to the Public Offering. On October 27, 2009, the Company and the Dealer Manager entered into a dealer manager agreement for the Public Offering. The dealer manager agreement may be terminated by either party upon prior written notice.

The GC Net Lease REIT Operating Partnership, L.P., a Delaware limited partnership (the "Operating Partnership"), was formed on August 29, 2008. On December 26, 2008, the Advisor purchased a 99% limited partnership interest in the Operating Partnership for $200,000 and on December 26, 2008, the Company contributed the initial $1,000 capital contribution, received from the Advisor, to the Operating Partnership in exchange for a 1% general partner interest. As of December 31, 2011, the Company owned approximately 59% of the limited partnership units of the Operating Partnership, and, as a result of the contribution of five properties to the Company, the Sponsor and certain of its affiliates, including the Company's Chairman and President, Kevin A. Shields, the Company's Vice President — Acquisitions, Don Pescara and David C. Rupert, the President of the Sponsor, owned approximately 27% of the limited partnership units of the Operating Partnership. The remaining approximately 14% of the limited partnership units were owned by third parties. It is anticipated that the Operating Partnership will own, directly or indirectly, all of the properties acquired. The Operating Partnership will conduct certain activities through the Company's taxable REIT subsidiary, The GC Net Lease REIT TRS, Inc., a Delaware corporation (the "TRS") formed on September 2, 2008, which is a wholly-owned subsidiary of the Operating Partnership.

The Company's property manager is The GC Net Lease REIT Property Management, LLC, a Delaware limited liability company (the "Property Manager"), which was formed on August 28, 2008 to manage the Company's properties. The Property Manager derives substantially all of its income from the property management services it performs for the Company.

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying consolidated financial statements of the Company are prepared by management on the accrual basis of accounting and in accordance with principles generally accepted in the United States ("GAAP") as contained in the *Financial Accounting Standards Board* ("FASB") *Accounting Standards Codification* (the "Codification" or "ASC"), and in conjunction with rules and regulations of the SEC. The consolidated financial statements include accounts of the Company and the Operating Partnership. All significant intercompany accounts and transactions have been eliminated in consolidation.

Change in Consolidated Statements of Operations Presentation

Certain prior period amounts in the consolidated statements of operations have been reclassified to conform to the current period presentation. The Company reclassified the portion of acquisition fees and expenses, which is owed to the Advisor, in order to show the balance separately as "Acquisition fees and expenses to affiliates" for all periods presented. Previously, all acquisition fees and expenses had been presented in a combined total.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statement and accompanying notes. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value. There were no restrictions on the use of the Company's operating cash balance as of December 31, 2010 and December 31, 2009.

The Company maintains cash accounts with major financial institutions. The cash balances consist of business checking accounts and money market accounts. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 at each institution. At times, the balances in these accounts may exceed the insured amounts. The Company has not experienced any losses with respect to cash balances in excess of government-provided insurance. Management believes there was no significant concentration of credit risk with respect to these cash balances as of December 31, 2011 and December 31, 2010.

Restricted Cash

In conjunction with the acquisition and contribution of certain real estate assets (see Note 3, *Real Estate*), the Company assumed certain reserves to be used for specific property improvements, taxes and insurance. As of December 31, 2011 and December 31, 2010, the balance of these reserves, included in the consolidated balance sheets as restricted cash, was $1.9 million and $1.7 million, respectively.

Real Estate

Purchase Price Allocation

The Company applies the provisions in ASC 805-10, "*Business Combinations*," to account for business combinations. In accordance with the provisions of ASC 805-10, the Company recognizes the assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity at their fair values as of the acquisition date, on an "as if vacant" basis. Further, the Company recognizes the fair value of assets acquired, liabilities assumed and any noncontrolling interest in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity. The accounting provisions have also established that acquisition-related costs and restructuring costs are considered separate and not a component of a business combination and, therefore, are expensed as incurred. Acquisition-related costs for the year ended December 31, 2011 totaled $3.2 million of which $0.4 million related to potential future acquisitions.

Acquired in-place leases are valued as above-market or below-market as of the date of acquisition. The valuation is measured based on the present value (using an interest rate, which reflects the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) management's estimate of fair market lease rates for the corresponding in-place leases over a period equal to the remaining non-cancelable term of the lease for above-market leases, taking into consideration below-market extension options for below-market leases. In addition, renewal options are considered and will be included in the valuation of in-place leases if (1) it is likely that the tenant will exercise the option, and (2) the renewal rent is considered to be sufficiently below a fair market rental rate at the time of renewal. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

The aggregate fair value of in-place leases includes direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals, which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated using methods similar to those used in independent appraisals and management's consideration of current market costs to execute a similar lease. These direct costs are considered intangible lease assets and are included with real estate assets on the consolidated balance sheets. The intangible lease assets are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid, including real estate taxes, insurance, and other operating expenses, pursuant to the in-place leases over a market lease-up period for a similar lease. Customer relationships are valued based on management's evaluation of certain characteristics of each tenant's lease and the Company's overall relationship with that respective tenant. Characteristics management will consider in allocating these values include the nature and extent of the Company's existing business relationships with tenants, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors. These intangibles will be included in intangible lease assets on the consolidated balance sheets and are amortized to expense over the remaining term of the respective leases.

The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions about current market rental rates, rental growth rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the purchase price allocations, which could impact the amount of the Company's reported net income.

Depreciation

The purchase price of real estate acquired and costs related to development, construction, and property improvements will be capitalized. Repairs and maintenance costs include all costs that do not extend the useful life of the real estate asset and will be expensed as incurred. The Company considers the period of future benefit of an asset to determine the appropriate useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings	25-40 years
Building Improvements	5-20 years
Land Improvements	15-25 years
Tenant Improvements	Shorter of estimated useful life or remaining contractual lease term
Tenant origination and absorption cost	Remaining contractual lease term
In-place lease valuation	Remaining contractual lease term with consideration as to below-market extension options for below-market leases

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company will continually monitor events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of the assets and the eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment loss to the extent the carrying value exceeds the net present value of the estimated future cash flows of the asset.

Projections of expected future undiscounted cash flows require management to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment. As of December 31, 2011 and 2010, there were no impairment indicators present that would have required the Company to record an impairment loss related to the real estate assets or intangible assets and liabilities.

Revenue Recognition

Leases associated with the acquisition and contribution of certain real estate assets (see Note 3, *Real Estate*), have net minimum rent payment increases during the term of the lease and are recorded to rental revenue on a straight-line basis, commencing as of the contribution or acquisition date. If a lease provides for contingent rental income, the Company will defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. As of December 31, 2011, there were no leases that provide for contingent rental income.

During the year ended December 31, 2011 and 2010, the Company recognized deferred rent from tenants of $0.8 million and $0.5 million, respectively. As of December 31, 2011 and 2010, the cumulative deferred rent balance was $1.5 million and $0.7 million, respectively, and is included in deferred rent on the consolidated balance sheets.

The Company records an estimate for real estate tax reimbursement each month. At the end of the calendar year the Company reconciles the estimated real estate tax reimbursement to the actual amount incurred and adjusts the property tax recovery to reflect the actual amount incurred.

Organizational and Offering Costs

The initial organizational and offering costs of the Private Offering and the Public Offering were paid by the Sponsor, on behalf of the Advisor, for the Company and were reimbursed from the proceeds of the Private Offering and the Public Offering. Organizational and offering costs consist of all expenses (other than sales commissions and dealer manager fees) to be paid by the Company in connection with the Public Offering, including legal, accounting, printing, mailing and filing fees, charges from the escrow holder and other accountable offering expenses, including, but not limited to, (i) amounts to reimburse the Advisor for all marketing-related costs and expenses, such as salaries and direct expenses of employees of the Advisor and its affiliates in connection with registering and marketing the Company's shares; (ii) technology costs associated with the offering of the Company's shares; (iii) costs of conducting training and education meetings; (iv) costs of attending seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses.

The initial advisory agreement required the Company to pay directly or reimburse the Advisor for all organizational and offering expenses related to the Private Offering. Pursuant to the Second Amended and Restated Advisory Agreement, the Company will reimburse the Advisor for organizational and offering expenses incurred in connection with the Primary Public Offering in an amount not to exceed 3.5% of gross offering proceeds of the terminated or completed Primary Public Offering for issuer costs (excluding sales commissions and dealer manager fees). In addition, pursuant to the Second Amended and Restated Advisory Agreement, organization and offering expenses (including sales commissions and dealer manager fees and non-accountable due diligence expense allowance but excluding acquisition fees and expenses) may not exceed 15% of gross offering proceeds of the terminated or completed Public Offering. If the organization and offering expenses exceed such limits discussed above, within 60 days after the end of the month in which the Public Offering terminates or is completed, the Advisor must reimburse the Company for any excess amounts. As long as the Company is subject to the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association ("NASAA REIT Guidelines"), such limitations discussed above will also apply to any future public offerings. The Company continues to monitor both the 3.5% and 15% limitations and expects to be liable to the Advisor for all organizational and offering costs advanced on its behalf as additional offering proceeds are raised. (See Note 6, *Related Party Transactions.*)

On May 6, 2009, the Company sold the minimum amount of shares and thereby became obligated to the Advisor for organizational and offering costs incurred on the Company's behalf. Organizational and offering costs incurred, including those due to the Advisor, for the combined Private Offering and Public Offering are as follows:

	December 31, 2011	December 31, 2010
Cumulative offering costs- Private and Public Offerings	$ 7,944,029	$ 3,507,244
Cumulative organizational costs- Private and Public Offerings	$ 373,953	$ 341,455
Organizational and offering costs previously advanced by the Advisor	$ 26,735	$ 643,941
Adjustment to organizational and offering costs pursuant to limitations the Advisor is subject to	(709,876)	(920,573)
Net due from Advisor	$ (683,141)	$ (276,632)

As of December 31, 2011, organizational and offering costs exceeded the limitations for organizational and offering costs the Advisor is subject to, as set forth in the Second Amended and Restated Advisory Agreement discussed above, by $0.7 million. Therefore, if the Company terminated its Public Offering on December 31, 2011, based on the gross proceeds raised in the Public Offering to date of $53.0 million and organizational and offering costs incurred in excess of the limitations discussed above, the Company's liability to the Advisor for advanced costs would be reduced by the excess. As a result, the Company generated a receivable due from the Advisor of $0.7 million (after deducting $0.03 million in unreimbursed amounts previously advanced by the Advisor), which is reflected net of $0.2 million in fees due to the Advisor in the "Due from Affiliates" balance on the consolidated balance sheets.

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized to, and included as a component of, interest expense over the terms of the respective financing agreements. The Company's deferred financing costs balance as of December 31, 2011 related to the Credit Facility discussed in Note 4, *Debt.* As of December 31, 2011 and 2010, the Company's deferred financing costs, net of amortization, were approximately $1.0 million.

Noncontrolling Interests

Due to the Company's control through the general partner interest in the Operating Partnership and the limited rights of the limited partners, the Operating Partnership, including its wholly-owned subsidiary, is consolidated with the Company and the limited partners' interests are reflected as noncontrolling interests on the accompanying consolidated balance sheets.

The Company reports noncontrolling interests in subsidiaries within equity in the consolidated financial statements, but separate from total stockholders' equity. Also, any acquisitions or dispositions of noncontrolling interests that do not result in a change of control are accounted for as equity transactions. Further, the Company recognizes a gain or loss in net income (loss) when a subsidiary is deconsolidated upon a change in control. Net income (loss) allocated to noncontrolling interests is shown as a reduction to net income (loss) in calculating net income (loss) available to common stockholders. Any future purchase or sale of an interest in an entity that results in a change of control may have a material impact on the financial statements, as the interest in the entity will be recognized at fair value with gains and losses included in net income (loss).

If noncontrolling interests are determined to be redeemable, they are classified as temporary equity and reported at their redemption value as of the balance sheet date. Thus, noncontrolling interests determined to be redeemable were classified as temporary equity. (See Note 5, *Noncontrolling Interests.*)

Share-Based Compensation

On February 12, 2009, the Company adopted an Employee and Director Long-Term Incentive Plan (the "Plan") pursuant to which the Company may issue stock-based awards to its directors and full-time employees (should the Company ever have employees), executive officers and full-time employees of the Advisor and its affiliate entities that provide services to the Company, and certain consultants who provide significant services to the Company. The term of the Plan is 10 years and the total number of shares of common stock reserved for issuance under the Plan is 10% of the outstanding shares of stock at any time. Awards granted under the Plan may consist of stock options, restricted stock, stock appreciation rights and other equity-based awards. The stock-based payment will be measured at fair value and recognized as compensation expense over the vesting period. No awards have been granted under the Plan as of December 31, 2011.

Fair Value Measurements

The framework established by the FASB for measuring fair value in generally accepted accounting principles for both financial and nonfinancial assets and liabilities provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

- *Level 1.* Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets;
- *Level 2.* Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
- *Level 3.* Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

When available, the Company utilizes quoted market prices for similar assets or liabilities from independent third-party sources to determine fair value. Financial instruments as of December 31, 2011, consisted of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and other accrued expenses, mortgage payable, and the Credit Facility and the Bridge Loan, as defined in Note 4, *Debt*. Pursuant to the terms of the Credit Facility, the Operating Partnership, in consolidation with the Company, is subject to certain loan compliance covenants, one of which is a varying interest rate covenant that would require the Operating Partnership to effect an interest rate hedge if the minimum varying debt to total debt requirement is not satisfied. The Company has an interest rate cap agreement in effect for a notional amount of $50.0 million, which replaced the interest rate cap agreement that expired on December 31, 2011. The interest rate cap agreement will expire on June 29, 2012. (See Note 4, *Debt.*)

Other than the Plainfield mortgage debt and the Emporia Partners mortgage debt, as discussed in Note 4, *Debt*, the amounts of the financial instruments presented in the consolidated financial statements substantially approximate their fair value as of December 31, 2011 and 2010. The fair value of the Plainfield and Emporia Partners mortgage debt is estimated using borrowing rates available to the Company for debt instruments with similar terms and maturities. As of December 31, 2011 and 2010, the fair value of the Plainfield mortgage debt was $21.9 million and $21.8 million, respectively, compared to the carrying value of $20.5 million and $20.8 million, respectively. As of December 31, 2011 and 2010 the fair value of the Emporia Partners mortgage debt was $5.2 million and $5.3 million, respectively, compared to the carrying value of $5.1 million and $5.3 million, respectively. The LTI mortgage debt was recorded at an estimated fair value of $34.8 million, which includes a premium of $0.4 million and approximates the fair value.

Income Taxes

The Company elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a REIT, the Company must meet certain organizational and operational requirements. The Company intends to adhere to these requirements and maintain its REIT status for the current year and subsequent years. As a REIT, the Company generally will not be subject to federal income taxes on taxable income that is distributed to stockholders. However, the Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed taxable income, if any. If the Company fails to qualify as a REIT in any taxable year, the Company will then be subject to federal income taxes on the taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants the Company relief under certain statutory provisions. Such an event could materially adversely affect net income and net cash available for distribution to stockholders. As of December 31, 2011, the Company satisfied the REIT requirements and distributed all of its taxable income.

Pursuant to the Code, the Company has elected to treat its corporate subsidiary as a taxable REIT subsidiary ("TRS"). In general, the TRS may perform non-customary services for the Company's tenants and may engage in any real estate or non real estate-related business. The TRS will be subject to corporate federal and state income tax. As of December 31, 2011, the TRS had not commenced operations.

Per Share Data

The Company reports earnings per share for the period as (1) basic earnings per share computed by dividing net income (loss) by the weighted average number of shares outstanding during the period, and (2) diluted earnings per share computed by dividing net income (loss) by the weighted average number of shares outstanding, including common stock equivalents. As of December 31, 2011 and 2010, there were no common stock equivalents that would have a dilutive effect on earnings per share for common stockholders.

Distributions declared and paid per common share assumes each share was issued and outstanding each day during the three months and year ended December 31, 2011. Distributions declared per common share was based on daily declaration and record dates selected by the Company's board of directors of $0.00184932 per day per share on the outstanding shares of common stock.

Recently Issued Accounting Pronouncements

In December 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-11, *Balance Sheet* (Topic 210): *Disclosures about Offsetting Assets and Liabilities* ("ASU No. 2011-11"). ASU 2011-11 requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement, including derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The amendments in this update are effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. The Company does not expect that the adoption of ASU 2011-01 will have a material impact to its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income* (Topic 220): *Presentation of Comprehensive Income* ("ASU No. 2011-05"). ASU 2011-05 requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. The amendments in this update are effective for the first interim or annual period beginning after December 15, 2011. In December 2011, the FASB issued ASU 2011-12 *Comprehensive Income* (Topic 220): *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* to evaluate concerns raised by issuers and other stockholders regarding the extent of line items required to comply with the standard. The Company does not expect that the adoption of ASU 2011-05 and ASU 2011-12 will have a material impact to its consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement* (Topic 820): *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards* ("ASU No. 2011-04"). This ASU updated and further clarifies requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, ASU 2011-04 clarifies the FASB's intent about the application of existing fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The Company does not expect that the adoption of ASU 2011-04 will have a material impact to its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, *Business Combinations* (Topic 805): *Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force)* ("ASU No. 2010-29"). ASU No. 2010-29 updated accounting guidance to clarify that pro forma disclosures should be presented as if a business combination occurred at the beginning of the prior annual period for purposes of preparing both the current reporting period and the prior reporting period pro forma financial information. These disclosures should be accompanied by a narrative description about the nature and amount of material, nonrecurring pro forma adjustments. The new accounting guidance is effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. The Company's adoption of this ASU as of January 1, 2011 did not have a material impact on the Company's consolidated financial statements.

3. Real Estate

LTI

On May 13, 2011, the Company, through a wholly-owned subsidiary of the Operating Partnership, acquired the co-tenancy interests in a single-story, lab and manufacturing headquarters facility located in Carlsbad, CA ("LTI property") from 29 unaffiliated third party investors and one affiliated investor. Certain investors contributed all or a portion of their ownership interest in the LTI property in exchange for limited partnership units in the Operating Partnership. The LTI property is 100% leased to a single tenant, Life Technologies Corporation ("LTI"), on a net lease basis, obligating LTI to all costs and expenses to operate and maintain the property, including capital expenditures. On the acquisition date the remaining term of the lease was approximately 11 years.

The purchase price of the LTI property was $56.0 million. The Company caused the Operating Partnership to issue $7.8 million in limited partnership units to those contributing investors. The remaining purchase price was substantially financed with an expansion and extension of the existing Bridge Loan discussed in Note 4, *Debt*, in the amount of $12.3 million and the assumption of the existing mortgage loan of $34.4 million ($34.8 million at estimated fair value including the premium of $0.4 million), offset by credits of $0.6 million for financing and closing costs. The remainder of the purchase price of $2.1 million was paid in October 2011 following the repayment of the Bridge Loan on September 30, 2011 as discussed in Note 4, *Debt.* The following table provides the purchase price allocation and related financing activity:

Land	$ 15,300,000
Building and improvements	$ 33,817,721
Tenant origination and absorption cost	$ 16,304,765
In-place lease valuation (below market)	$ (9,010,188)
Debt premium	$ (412,298)
Cash used to acquire property	$ 1,485,562
Mortgage payable assumed	$ 34,425,448
Bridge Loan	$ 12,300,000
Limited partnership units issued (units)	825,285
Price per unit issued (1)	$ 9.20 or 9.60
Limited partnership units issued (dollars)	$ 7,788,990

(1) Price per share is based on whether contributing investors were represented by a third-party financial advisor or not.

As of December 31, 2011, the Company owned seven properties, as shown in the table below:

Property	Acquisition Date	Purchase Price	Property Type	Year of Lease Expiration
Renfro Clinton, SC	6/18/2009	$ 21,700,000	Warehouse/ Distribution	2021
Plainfield Plainfield, IL	6/18/2009	$ 32,660,000	Office/ Laboratory	2022
Will Partners Monee, IL	6/4/2010	$ 26,305,000	Warehouse/ Distribution	2020
Emporia Partners Emporia, KS	8/27/2010	$ 8,360,000	Office/Industrial/ Distribution	2020
ITT Los Angeles, CA	9/23/2010	$ 7,800,000	Office	2016
Quad/Graphics Loveland, CO	12/30/2010	$ 11,850,000	Industrial/ Office	2022
LTI Carlsbad, CA	5/13/2011	$ 56,000,000	Office/ Laboratory/ Manufacturing	2022

Intangibles

The Company allocated a portion of the acquired and contributed real estate asset value to in-place lease valuation and tenant origination and absorption cost, as discussed above and as shown below. The leases were measured against comparable leasing information and the present value of the difference between the contractual, in-place rent and the fair market rent was calculated using, as the discount rate, the capitalization rate utilized to compute the value of the real estate at acquisition or contribution. The Emporia Partners property in-place lease was considered to be at market, therefore none of the purchase price was allocated to an in-place lease valuation intangible.

	Balance December 31, 2011	Balance December 31, 2010
In-place lease valuation (above market)	$ 1,837,903	$ 1,837,903
In-place lease valuation (above market)- accumulated depreciation	(321,965)	(112,047)
In-place lease valuation (above market), net	$ 1,515,938	$ 1,725,856
In-place lease valuation (below market)	$ (9,950,752)	$ (940,564)
In-place lease valuation (below market)- accumulated depreciation	661,345	69,757
In-place lease valuation (below market), net	$ (9,289,407)	$ (870,807)
Tenant origination and absorption cost	$ 34,400,671	$ 18,095,906
Tenant origination and absorption cost- accumulated depreciation	$ (3,924,882)	$ (1,288,728)

The intangible assets are amortized over the remaining lease term of each property which, on a weighted-average basis, was 9.4 years and 9.6 years as of December 31, 2011 and 2010, respectively.

	Amortization for the year ended December 31,		5-year amortization as of December 31,	
	2011	2010	2011	2010
In-place lease valuation	$ 381,670	$ 135,577	$ 3,398,725	$ 677,885
Tenant origination and absorption cost	$ 2,636,137	$ 1,700,130	$ 15,877,655	$ 8,500,650

As part of the real estate asset acquisitions and contributions, the Company assumed certain building and tenant improvement reserves, which are included on the consolidated balance sheets as restricted cash. Additionally, an ongoing replacement reserve is funded by certain tenants pursuant to each tenant's respective lease as follows:

	Balance December 31, 2010	Additions	Utilizations	Balance December 31, 2011
Plainfield [1]	$ 308,333	$ 100,000	$ —	$ 408,333
Will Partners [1]	99,923	105,030	(52,634)	152,319
Emporia Partners [2]	645,092	341,515	(271,606)	715,001
ITT [3]	344,722	—	(510)	344,212
Quad/Graphics [3]	260,000	—	—	260,000
Total	$ 1,658,070	$ 546,545	$ (324,750)	$ 1,879,865

(1) Additions to the reserve balance are funded by the tenant.

(2) The balance at December 31, 2011 consisted of a replacement reserve of $0.5 million, which was funded by the contributing entity. Additionally, tax and insurance reserves totaling $0.2 million were funded by the tenant.

(3) Balance represents remaining reserves, which were initially funded by the Company at closing.

Rent

The following summarizes the future minimum net rent payments pursuant to the lease terms for the properties discussed above as of December 31, 2011:

2012	$ 13,654,705
2013	13,803,092
2014	14,099,592
2015	14,222,759
2016	14,355,384
Thereafter	70,166,746
Total	$140,302,278

For the year ended December 31, 2011, the Company's seven properties, based on rental income received from such properties as a percentage of aggregate rental income received by the Company, were as follows:

Property	Location	Revenue as a Percentage of Total Rent
LTI (1)	Carlsbad, CA	20.3%
Plainfield	Plainfield, IL	19.9%
Will Partners	Monee, IL	18.4%
Renfro	Clinton, SC	14.8%
Emporia Partners	Emporia, KS	10.8%
Quad/Graphics	Loveland, CO	9.7%
ITT	Los Angeles, CA	6.1%
Total		100.0%

(1) Total rental income for the LTI property for the year ended December 31, 2011 was $2.6 million, consisting of approximately eight months of rent based on an acquisition date of May 13, 2011.

Approximately 38% and 26% of the Company's rental income was concentrated in Illinois and California, respectively, as of December 31, 2011. Tenant security deposits as of December 31, 2011 and 2010, which were included in the accounts payable and other liabilities balance on the consolidated balance sheets, totaled $0.03 million, as required pursuant to the lease for the ITT property. No collateral was received for the other six tenant leases and, therefore, the Company bears the full risk of tenant rent collections. There were no tenant receivables as of December 31, 2011 and 2010.

Pro Forma Financial Information (unaudited)

The following condensed pro forma operating information is presented as if the Company's properties acquired in 2010 and 2011 had been included in operations as of January 1, 2010. The pro forma operating information includes certain nonrecurring adjustments, such as acquisition fees and expenses incurred as a result of the assets acquired in the acquisitions:

	Year Ended December 31,	
	2011	2010
Revenue	$17,169,242	$17,074,073
Net loss	$ (1,913,642)	$ (6,596,459)
Net loss attributable to common stockholders	$ (1,153,235)	$ (1,385,256)
Net loss per share	$ (0.33)	$ (1.51)

4. Debt

As of December 31, 2011 and December 31, 2010, the Company's debt consisted of the following:

	Balance as of December 31, 2011	Balance as of December 31, 2010	Contractual Interest Rate	Payment Type	Loan Maturity
Plainfield Mortgage Loan	$20,534,269	$20,796,437	6.65% (fixed)	Principal and Interest	November 2017
Emporia Partners Mortgage Loan	5,053,094	5,332,794	5.88% (fixed)	Principal and Interest	September 2023
LTI Mortgage Loan	34,087,784	—	5.80% (fixed)	Principal and Interest	March 2016
LTI Mortgage Loan Premium	357,815	—	—	—	—
Credit Facility	35,395,985	35,000,000	3.03% (1)	Interest Only	November 2014 (3)
Bridge Loan	—	7,871,500	Daily LIBOR + 4.50% (2)	Principal and Interest	November 2011
Total	$95,428,947	$69,000,731			

(1) Based on interest rate in effect as of December 31, 2011. Prior to the amendment effective November 18, 2011, the interest rate on the Credit Facility was a one-month LIBOR + 3.75% subject to a minimum LIBOR of 2.0%. Under the terms of the amended credit agreement, the interest rate on the Credit Facility is a one-month LIBOR + 2.75%.

(2) Subject to a minimum LIBOR of 2.0%.

(3) The Credit Facility agreement allows for a one-year extension, as long as an event of default does not occur. Maturity date assumes the one-year extension is exercised.

Mortgage Loans

The Plainfield and Emporia Partners mortgage loans are secured by a first mortgage and security agreement on the Company's interest in the respective underlying property, a fixture filing, and an assignment of leases, rents, income and profits.

In connection with the acquisition of the LTI property, pursuant to the Note and Deed of Trust Assumption Agreement dated May 13, 2011 (the "Assumption Agreement"), the Company, through a wholly-owned subsidiary of the Operating Partnership, assumed the obligations of the contributors and sellers under the LTI mortgage debt. The LTI mortgage debt was securitized, and Wells Fargo Bank, N.A. acts as trustee related thereto. The LTI mortgage debt is secured by a deed of trust, security agreement and fixture filing, and an assignment of leases and rents. The LTI mortgage debt calls for monthly principal and interest payments. In connection with the Assumption Agreement, the Company, through a wholly-owned subsidiary of the Operating Partnership, became obligated as non-recourse carve-out guarantors of the LTI mortgage debt. "Non-recourse carve-outs," or exceptions, to the non-recourse nature of the debt, represent acts committed by the single-purpose entity borrower controlled by the Company and the Operating Partnership, that would obligate the guarantors, depending on the nature of the default, for either (a) the entire amount of the loan; or (b) liability for the losses, if any, incurred by the lender in connection with the default.

Credit Facility

On June 4, 2010, the Company, through the Operating Partnership, entered into a credit agreement with KeyBank National Association ("KeyBank"), which provided the Company with an initial $25.0 million credit facility (the "Credit Facility") to finance the acquisition of properties. Prior to November 28, 2011, the Operating Partnership may request an increase in the total commitments under the Credit Facility up to $150 million, subject to certain conditions. The Credit Facility is guaranteed by the Company and is secured by individual security agreements on the Operating Partnership's underlying interest in certain properties as discussed below, along with individual fixture filings, and assignments of leases, rents, income and profits related to each such property. Under the terms of the Credit Facility, the Operating Partnership has the option of selecting the applicable variable rate for each revolving loan, or portion thereof, of either (a) LIBOR multiplied by the Statutory Reserve Rate (as defined in the agreement relating to the Credit Facility) to which the administrative agent is subject, with respect to this rate, for Eurocurrency funding (the "LIBOR-based rate"), plus 3.75%, or (b) an alternate base rate, which is the greater of the (i) Prime Rate, (ii) Federal Funds Rate plus 0.50%, or (iii) the adjusted LIBOR-based rate set forth in subsection (a) plus 1.00%. Once the applicable variable rate is selected, 2.75% is added to that rate.

On June 4, 2010, the Operating Partnership made an initial draw of $16.9 million to acquire the Will Partners property and a subsequent draw on September 23, 2010 of approximately $5.1 million to acquire the ITT property. The Operating Partnership elected to have the LIBOR-based rate apply to such loans, which amounted to an initial interest rate of 5.75%. The Operating Partnership may change this election from time to time, as provided by the Credit Facility terms.

On November 22, 2010, the Company, through the Operating Partnership, entered into an amendment to the credit agreement with KeyBank, thereby increasing the total amount of the Credit Facility to $35.0 million, upon which the Company drew an additional $13.0 million to refinance the debt encumbering the Renfro property. The additional debt is subject to the same terms described above.

On November 18, 2011, the Company, through the Operating Partnership, entered into an amendment and restatement to the credit agreement with KeyBank (the "Restated KeyBank Credit Agreement"), as administrative agent, and Bank of America, as syndication agent (collectively the "Lenders") thereby increasing the total amount of the Credit Facility to $70.0 million in a revised revolving credit facility, with each Lender committing $35 million. The revised credit facility has a term of two years, maturing on November 18, 2013, with an option to extend for one year. During the initial two-year term of the revised credit agreement, the Company, through the Operating Partnership, may request an increase in the total commitments under the Credit Facility up to $150 million, subject to certain conditions. The Company drew an additional $0.4 million for related financing costs from the revised credit facility. Per the terms of the revised credit agreement, the maximum loan available is the lesser of the total commitments ($70.0 million) or the aggregate borrowing base availability ($37.1 million). The total amount of funds drawn under the Credit Facility as of December 31, 2011 was $35.4 million, resulting in an unused borrowing base availability of $1.7 million.

Under the terms of the Restated KeyBank Credit Agreement, the Operating Partnership has the option of selecting the applicable variable rate for each revolving loan, or portion thereof, of either (a) LIBOR multiplied by the Statutory Reserve Rate (as defined in the Restated KeyBank Credit Agreement) to which the administrative agent is subject, with respect to this rate, for Eurocurrency funding, plus 2.75% ("LIBOR-based"), or (b) an alternate base rate, which is the greatest of the (i) Prime Rate, (ii) Federal Funds Rate plus 0.50%, or (iii) the adjusted LIBOR-based rate set forth in subsection (a) plus 1.00%. Once the applicable variable rate is selected, 1.75% is added to that rate. As of December 31, 2011 the LIBOR-based rate was 0.28%.

Bridge Loan

On December 30, 2010, the Company, through the Operating Partnership, entered into a bridge loan with KeyBank (the "Bridge Loan") and thereby obtained approximately $7.9 million from KeyBank, utilized to fund the acquisition of the Quad/Graphics property. The Bridge Loan had an initial term of six months, and bears interest at a rate of daily LIBOR plus 450 basis points, with an initial rate of 6.5%. The terms of the Bridge Loan required periodic payments throughout the month equal to the net equity raised in the Company's Public Offering, subject to a monthly minimum amount of approximately $1.3 million. The Bridge Loan was guaranteed by various wholly-owned subsidiaries of the Company's Operating Partnership, as well as by Kevin A. Shields, the Company's Chairman and President. In connection with the Bridge Loan, the Company also executed the second amendment to the credit agreement with KeyBank (the "Second Amendment to Credit Facility"). Pursuant to the Second Amendment to Credit Facility, the debt obtained from the Bridge Loan is secured under the Credit Facility. When the Bridge Loan was paid in full on April 18, 2011, the Quad/Graphics property became additional collateral for the Credit Facility, the guarantees issued in connection with the Bridge Loan were released, and the Quad/Graphics property could be refinanced under the Credit Facility.

On May 13, 2011, the Company further amended the Bridge Loan agreement in order to obtain an additional $12.3 million, which was utilized to partially fund the acquisition of the LTI property. The amended Bridge Loan called for monthly payments equal to the net equity raised in the Company's Public Offering, subject to an average monthly minimum of $2.1 million, with other terms unchanged. The amended Bridge Loan was paid in full on September 30, 2011 and the guarantees issued in connection with the Bridge Loan were released. Once paid in full, the Company does not have further borrowing capacity on the Bridge Loan.

Debt Covenant Compliance

Pursuant to the terms of the Credit Facility, the Operating Partnership, in consolidation with the Company, is subject to certain loan compliance covenants. Compliance with these covenants was required beginning with the quarter ended September 30, 2010.

With the acquisition and financing of the ITT property, the Company was required to effect an interest rate hedge instrument on September 28, 2010. The Company executed an interest rate cap for a notional amount of $3.6 million, fixing the index at 2.0%. The hedge was in place for six months and expired on April 7, 2011, for which the Company paid $7,000. On December 28, 2010, the Company executed an additional interest rate cap in connection with the refinancing of the Renfro property debt, as discussed above, for a notional amount of $18.6 million, fixing the index at 2.0%. The second hedge was also in place for six months and expired on June 30, 2011, for which the Company paid $10,000. The Company executed an interest rate cap upon expiration of the first hedge, fixing the index at 2.0% for a notional amount of $16.4 million, resulting in a total notional amount of $35.0 million. This hedge, for which the Company paid $5,000, also expired on June 30, 2011. Upon expiration of the interest rate caps on June 30, 2011, the Company paid $10,000 for an additional interest rate cap agreement for the full amount of the outstanding Credit Facility, which expired on December 31, 2011. Upon expiration of the last interest rate cap, the Company paid $10,000 for an additional interest rate cap agreement for a notional amount of $50.0 million, which expires on June 29, 2012.

As part of the amendment effective November 22, 2010, KeyBank temporarily amended the interest coverage ratio covenant requirement from 1.85 times adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA) to 1.80 times for the third and fourth quarters ending September 30, 2010 and December 31, 2010, respectively, and clarified the definition of fixed charge coverage ratio.

As part of the Second Amendment to Credit Facility, KeyBank further amended the tangible net worth definition (as defined in the Second Amendment to Credit Facility) and liquidity covenant requirement from $2.0 million to $1.0 million through June 30, 2011.

KeyBank then extended the $1.0 million liquidity requirement until the later of October 31, 2011 or until the amended Bridge Loan was paid in full. Further, KeyBank agreed to reduce the interest coverage ratio from 1.85 times EBITDA to 1.80 times for the quarter ended September 30, 2011.

As part of the amendment effective November 18, 2011, beginning with the quarter ended December 31, 2011, the liquidity requirement will be $2.0 million through June 29, 2012 and $3.0 million from June 30, 2012 through the remainder of the term of the loans. Additional loan compliance covenants include, but are not limited to, a maximum total leverage ratio (65%), a minimum interest coverage ratio (1.85 to 1), a minimum fixed charge ratio (1.60 to 1), a maximum variable debt ratio (30%), and minimum tangible net worth of at least $50 million plus 80% of the net proceeds of any equity issuance after the effective date and 100% of the equity in any properties contributed after the effective date. The following summarizes the future principal repayments of all loans as of December 31, 2011 per the loan terms discussed above:

2012	$ 1,183,862
2013	1,268,726
2014	36,744,368[1]
2015	1,433,059
2016	1,058,473
Thereafter	53,382,644
Total	$95,071,132[2]

(1) Amount includes payment of the balance of the Credit Facility upon expiration on November 18, 2014.

(2) Principal repayments on the LTI mortgage loan do not include the valuation premium of $0.4 million.

The weighted average interest rate of the Company's fixed rate debt as of December 31, 2011 was approximately 6.10%.

5. Noncontrolling Interests

Noncontrolling interests represent limited partnership interests in the Operating Partnership in which the Company is the general partner. Units of limited partnership interest were issued as part of the initial capitalization of the Operating Partnership and in conjunction with the contribution of certain assets, as discussed in Note 1, *Organization*, and in Note 3, *Real Estate*, respectively. As of December 31, 2011, noncontrolling interests were approximately 38% of total shares outstanding (assuming limited partnership units were converted to common stock) and approximately 47% of weighted average shares outstanding (assuming limited partnership units were converted to common stock). The Company has evaluated the terms of the limited partnership interests in the Operating Partnership and as a result, has classified limited partnership interests issued as the initial capitalization and in conjunction with the contributed assets to noncontrolling interests and are presented as a component of permanent equity, except as discussed below.

The Company evaluates individual noncontrolling interests for the ability to recognize the noncontrolling interest as permanent equity on the consolidated balance sheets at the time such interests are issued and on a continual basis. Any noncontrolling interest that fails to qualify as permanent equity has been reclassified as temporary equity and adjusted to the greater of (a) the carrying amount, or (b) its redemption value as of the end of the period in which the determination is made.

The limited partners of the Operating Partnership will have the right to cause the Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of shares, or, at the Company's option, purchase their limited partnership units by issuing one share of the Company's common stock for the original redemption value of each limited partnership unit redeemed. These rights may not be exercised under certain circumstances which could cause the Company to lose its REIT election. Furthermore, the limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year.

The Operating Partnership has issued 4.0 million limited partnership units to affiliated parties and unaffiliated third parties in exchange for certain properties. To the extent the contributors should elect to redeem all or a portion of their Operating Partnership units, pursuant to the terms of the respective contribution agreement, such redemption shall be at a per unit value equivalent to the price at which the contributor acquired its limited partnership units in the respective transaction.

On June 4, 2010, the Operating Partnership issued 813,000 limited partnership units in exchange for the Will Partners property. The terms of the Will Partners contribution agreement require that the units be held for a minimum of one year. Thereafter, the limited partners have the right to require the general partner to redeem their units for the Cash Amount (as defined in the operating partnership agreement), at an exchange price of 92.0% of the Cash Amount pursuant to the Will Partners contribution agreement.

The Will Partners contribution agreement requires the general partner to redeem the limited partnership units only for the Cash Amount, until the Company is listed on a national securities exchange. As the limited partners' redemption rights are outside the control of the Company, the limited partnership units are considered to be temporary equity and are presented in the accompanying balance sheets as noncontrolling interests subject to redemption. Subsequent to the contribution, the affiliated contributor of Will Partners waived the redemption rights pursuant to the contribution agreement and is subject to the redemption provisions of the Operating Partnership agreement. As a result of the waiver, approximately $2.6 million of noncontrolling interests subject to redemption (temporary equity) was reclassified to noncontrolling interests and are now considered a component of permanent equity.

The following summarizes the activity for noncontrolling interests for the years ended December 31, 2011, 2010 and 2009:

	Year Ended December 31,		
	2011	2010	2009
Beginning balance	$ 18,577,800	$17,678,748	$ 200,000
Contribution of noncontrolling interests	7,788,990	10,380,000	20,200,000
Additions to noncontrolling interests subject to redemption	—	(4,886,686) (1)	—
Distributions for noncontrolling interests	(2,135,649)	(1,568,275)	(732,181)
Allocated distributions for noncontrolling interests subject to redemption	(169,775)	(207,262)	—
Net loss	(2,274,789)	(2,818,725)	(1,989,071)
Ending balance	$ 21,786,577	$18,577,800	$ 17,678,748

(1) As discussed above, $2.6 million was reclassified to noncontrolling interests (permanent equity), leaving a total of $4.9 million in temporary equity, subsequent to the quarter ended June 30, 2010.

6. Related Party Transactions

Pursuant to the agreements discussed below, the Company incurred $1.9 million in related party costs during the year ended December 31, 2009, including $1.6 million in acquisitions fees and expenses, $0.2 million in asset management fees, and $0.1 million in property management fees. The following summarizes the related party costs incurred, paid and due to affiliates as of December 31, 2010 and 2011:

	Year Ended December 31, 2010			Year Ended December 31, 2011		
	Incurred	Paid	Payable	Incurred	Paid	Payable/ (Receivable)
Advisor and Property Manager fees						
Acquisition fees and expenses	$ 1,629,344	$ —	$ 1,629,344	$ 1,680,000	$ 3,309,344	$ —
Operating expenses	91,371	46,485	44,886	339,203	299,288	84,801
Asset management fees	560,141	499,150	60,991	1,083,304	1,041,222	103,073
Property management fees	188,793	166,812	21,981	377,078	363,313	35,746
Costs advanced by the Advisor	643,941	—	643,941	50,193	667,399	26,735
Total amount payable to the Advisor	$ 3,113,590	$ 712,447	$ 2,401,143	$ 3,529,778	$ 5,680,566	$ 250,355
Allowable organizational and offering costs	2,365,682	—	2,365,682	1,854,645	—	1,854,645
Actual organizational and offering costs	(3,286,255)	—	(3,286,255)	(2,564,521)	—	(2,564,521)
Total	$ 2,193,017	$ 712,447	$ 1,480,570	$ 2,819,902	$ 5,680,566	$ (459,521)
Dealer Manager fees	$ 1,545,875	$1,545,875	$ —	$ 3,570,133	$ 3,570,133	$ —

The Second Amended and Restated Advisory Agreement requires, upon termination of the Public Offering, that any organizational and offering costs, including sales commissions and dealer manager fees, incurred above 15% of gross proceeds and that any organizational and offering costs incurred above 3.5% of gross proceeds shall be reimbursed to the Company. As of December 31, 2011, organizational and offering costs exceeded the limitations for organizational and offering costs the Advisor is subject to, as discussed in Note 2, *Organizational and Offering Costs,* by $0.7 million. Therefore, if the Company terminated its Public Offering on December 31, 2011, based on the gross proceeds raised in the Public Offering to date of $53.0 million and organizational and offering costs incurred in excess of the limitations discussed above, the Company's liability to the Advisor for advanced costs would be reduced by the excess. As a result, the Company generated a receivable due from the Advisor of $0.7 million (after deducting $0.03 million in unreimbursed amounts previously advanced by the Advisor), which is reflected net of $0.2 million in fees due to the Advisor in the "Due from Affiliates" balance on the consolidated balance sheets. The Company continues to monitor the limitations and expects to be liable to the Advisor for all costs advanced on its behalf as additional offering proceeds are raised. There is no guarantee that the Company will raise the amount necessary, through the dealer manager, to offset this overage, thereby making the Advisor liable for the overage. Payment of the overage would be due 60 days following the termination of the offering.

Advisory and Dealer Manager Agreements

The Company does not expect to have any employees. The Advisor will be primarily responsible for managing the business affairs and carrying out the directives of the Company's board of directors. The Company executed an advisory agreement with the Advisor and a dealer manager agreement with the Dealer Manager for the Private Offering. The Company subsequently entered into an amended and restated advisory agreement, and later, the Second Amended and Restated Advisory Agreement with the Advisor and a new dealer manager agreement with the Dealer Manager for the Public Offering. Each of the agreements entitles the Advisor and the Dealer Manager to specified fees and incentives upon the provision of certain services with regard to the Private Offering and the Public Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by the Advisor on the Company's behalf and reimbursement of certain costs and expenses incurred by the Advisor in providing services to the Company.

Management Compensation

The following table summarizes the compensation and fees the Company will pay to the Advisor, the Property Manager, the Dealer Manager and other affiliates, including amounts to reimburse costs for providing services. The sales commissions may vary for different categories of purchasers.

Type of Compensation (Recipient)	Determination of Amount
Sales Commissions (Participating Dealers)	The Dealer Manager was entitled to receive a sales commission of up to 7% of gross proceeds from sales in the Private Offering, and, pursuant to the new agreement, which was executed on October 27, 2009, the Dealer Manager is entitled to the same sales commission from gross sales proceeds in the Primary Public Offering. The Dealer Manager has entered into participating dealer agreements with certain other broker-dealers to authorize them to sell shares of the Company in the Public Offering. Upon sale of shares of the Company by such broker-dealers, the Dealer Manager will re-allow all of the sales commissions paid in connection with sales made by these broker-dealers, except that no sales commission is payable on shares sold under the Company's distribution reinvestment plan.
Dealer Manager Fee (Dealer Manager)	The Dealer Manager was entitled to receive a dealer manager fee of up to 3% of gross proceeds from sales in the Private Offering, and is entitled to the same fee from sales in the Public Offering. The Dealer Manager has entered into participating dealer agreements with certain other broker-dealers as noted above. The Dealer Manager may re-allow to these broker-dealers a portion of the 3% dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by the Dealer Manager, payment of attendance fees required for employees of the Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. No dealer manager fee is payable on shares sold under the Company's distribution reinvestment plan.
Reimbursement of Organization and Offering Expenses (Advisor)	The Company is required under the Second Amended and Restated Advisory Agreement to reimburse the Advisor for organization and offering costs (as defined in the Company's prospectus and the Second Amended and Restated Advisory Agreement) up to 3.5% of gross proceeds from the Primary Public Offering, excluding sales commissions and dealer manager fees. The Second Amended and Restated Advisory Agreement also states that organization and offering expenses may not exceed 15% of gross offering proceeds of the Public Offering. If the organization and offering expenses exceed such limits, within 60 days after the end of the month in which the Public Offering terminates or is completed, the Advisor must reimburse the Company for any excess amounts.
Acquisition Fees and Expenses (Advisor)	Under the Second Amended and Restated Advisory Agreement the Advisor receives acquisition fees equal to 2.5% of the Contract Purchase Price, as defined therein, of each property acquired by the Company, and reimbursement for actual acquisition expenses incurred as defined in the agreements. The acquisition fee and acquisition expenses paid by the Company shall be reasonable and in no event exceed an amount equal to 6.0% of the contract purchase price, unless approved by a majority of the independent directors.
Disposition Fee (Advisor)	Under the Second Amended and Restated Advisory Agreement, if the Advisor provides a substantial amount of the services in connection with the sale of one or more properties, the Advisor receives fees in an amount up to 3% of the contract sales price of such properties. However, the total disposition fees paid (including fees paid to third parties) may not exceed the lesser of a competitive real estate commission or an amount equal to 6.0% of the contract sale price of the property.

Type of Compensation (Recipient)	Determination of Amount
Asset Management Fee (Advisor)	The Advisor receives an annual asset management fee for managing the Company's assets equal to 0.75% of the Average Invested Assets, defined as the aggregate carrying value of the assets invested before reserves for depreciation. The fee will be computed based on the average of these values at the end of each month. The asset management fees are earned monthly.
Operating Expenses (Advisor)	The Advisor and its affiliates are entitled to reimbursement, at cost, for actual expenses incurred by them on behalf of the Company in connection with their provision of administrative services with regard to the Public Offering, including related personnel costs; provided, however, the Advisor must reimburse the Company for the amount, if any, by which total operating expenses (as defined), including advisory fees, paid during the previous 12 months then ended exceeded the greater of: (i) 2% of the Company's average invested assets for that 12 months then ended; or (ii) 25% of the Company's net income, before any additions to reserves for depreciation, bad debts or other expenses connected with the acquisition and disposition of real estate interests and before any gain from the sale of the Company's assets, for that fiscal year, unless the Company's board of directors has determined that such excess expenses were justified based on unusual and non-recurring factors. No amount of the Advisor's direct and indirect expenses was allocated to, or incurred by, the Company for the year ended December 31, 2009. For the years ended December 31, 2011 and 2010, \$0.3 million and \$0.09 million of operating expenses incurred by the Advisor were allocated to the Company, respectively. Such costs are allocated using methodologies meant to fairly allocate such costs based upon the related activities and in accordance with the agreement. The Company expects the Advisor's direct and indirect allocated costs to increase as offering proceeds and acquisition activity increase.
Property Management Fees (Property Manager)	The Property Manager is entitled to receive a fee for its services in managing the Company's properties up to 3% of the gross monthly revenues from the properties plus reimbursement of the costs of managing the properties. In the event that the Property Manager assists with the development or redevelopment of a property, the Company may pay a separate market-based fee for such services. In the event that the Company contracts directly with a non-affiliated third-party property manager with respect to a particular property, the Company will pay the Property Manager an oversight fee equal to 1% of the gross revenues of the property managed. In no event will the Company pay both a property management fee to the Property Manager and an oversight fee to the Property Manager with respect to a particular property. In addition, the Company may pay the Property Manager or its designees a leasing fee in an amount equal to the fee customarily charged by others rendering similar services in the same geographic area. The Company may also pay the Property Manager or its designees a construction management fee for planning and coordinating the construction of any tenant directed improvements for which the Company is responsible to perform pursuant to lease concessions, including tenant-paid finish-out or improvements. The Property Manager shall also be entitled to a construction management fee of 5% of the cost of improvements.

Type of Compensation (Recipient)	Determination of Amount
	Liquidation/Termination/Listing Stage The Advisor is entitled to receive the following:
1) Subordinated Share of Net Sale Proceeds (payable only if the Company is not listed on a national securities exchange); (Advisor)	1) A Subordinated Share of Net Sales Proceeds (as defined in the amended and restated advisory agreement) in the event of a sale transaction involving a property or an entity owning a property, if the Company's stockholders are paid their return of capital plus an annual cumulative, non-compounding return;
2) Subordinated Performance Fee Due Upon Termination of the Amended and Restated Advisory Agreement (payable only if the Company is not listed on a national securities exchange); and (Advisor)	2) A Subordinated Performance Fee (as defined in the amended and restated advisory agreement) Due Upon Termination of the Second Amended and Restated Advisory Agreement if the Company terminates the Second Amended and Restated Advisory Agreement for any reason other than a material breach by the Advisor as a result of willful or intentional misconduct or bad faith on behalf of the Advisor. Such fee is reduced by any prior payment to the advisor of a subordinated share of net sale proceeds; and
3) Subordinated Incentive Listing Fee (payable only if the Company is listed on a national securities exchange) (Advisor)	3) A Subordinated Incentive Listing Fee (as defined in the Second Amended and Restated Advisory Agreement) in the event the Company lists its stock for trading, which fee, in excess of capital invested in the Company, will be subordinated until each shareholder's investment value is equal to their initial invested capital. Each subordination compensation discussed above is calculated as follows: • 5.0% if the stockholders are paid return of capital plus a 6.0% to 8.0% annual cumulative, non-compounding return; or • 10.0% if the stockholders are paid return of capital plus an 8.0% to 10.0% annual cumulative, non-compounding return; or • 15.0% if the stockholders are paid return of capital plus a 10.0% or more annual cumulative, non-compounding return. The subordinated performance and incentive fees may be paid in the form of non-interest bearing promissory notes (the "Performance Fee Note" and "Listing Fee Note," respectively, as defined in the Second Amended and Restated Advisory Agreement). Payment of the Performance Fee and Listing Fee notes will be deferred until the Company receives net proceeds from the sale or refinancing of properties held at the termination date or the valuation date, respectively. If either promissory note has not been paid in full within three years from the termination date or valuation date, then the Advisor may elect to convert the balance of the fee into shares of the Company's common stock.

Conflicts of Interest

The Sponsor, Advisor, Property Manager and their officers and certain of their key personnel and their respective affiliates serve as key personnel, advisors, managers and sponsors to some or all of 16 other real estate programs affiliated with the Sponsor, including Griffin-American Healthcare REIT II, a publicly-registered, non-traded real estate investment trust. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between the Company's business and these other activities.

In addition, the Dealer Manager has entered into a dealer manager agreement to serve as dealer manager for Griffin-American Healthcare REIT II. As a result, the Dealer Manager will have contractual duties to Griffin-American Healthcare REIT II, which contractual duties may conflict with the duties owed to the Company.

Some of the material conflicts that the Sponsor, Advisor, Property Manager and Dealer Manager and their key personnel and their respective affiliates will face are (1) competing demand for time of the Advisor's executive officers and other key personnel from the Sponsor, the Dealer Manager and other affiliated entities; (2) determining if a certain investment opportunity should be recommended to the Company or another program of the Sponsor; and (3) influence of the fee structure under the Second Amended and Restated Advisory Agreement that could result in actions not necessarily in the long-term best interest of the Company's stockholders.

Economic Dependency

The Company will be dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company's shares of common stock available for issue, the identification, evaluation, negotiation, purchase and disposition of properties and other investments, management of the daily operations of the Company's real estate portfolio, and other general and administrative responsibilities. In the event that the Advisor and the Dealer Manager are unable to provide the respective services, the Company will be required to obtain such services from other resources.

7. Commitments and Contingencies

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company is not a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company's business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

Distribution Reinvestment Plan

The Company has adopted a distribution reinvestment plan that allows stockholders to have dividends and other distributions otherwise distributable to them invested in additional shares of common stock. The Company has registered 7,500,000 shares of common stock pursuant to the distribution reinvestment plan for the Public Offering. The distribution reinvestment plan in the Public Offering became effective on November 6, 2009. The purchase price per share will be the higher of $9.50 per share or 95% of the fair market value of a share of the Company's common stock as estimated by the Company's board of directors or a firm chosen by the Company's board of directors, until the earliest to occur of (A) the date that all distribution reinvestment plan shares have been issued or (B) all offerings terminate and the Company elects to deregister with the SEC any unsold public distribution reinvestment plan shares, if any. No sales commission or dealer manager fee will be paid on shares sold through the distribution reinvestment plan. The Company may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days' prior written notice to stockholders. As of December 31, 2011 and, 2010, $1.0 million and $0.2 million in shares, respectively, had been issued under the distribution reinvestment plan.

Share Redemption Program

The Company has adopted a share redemption program that will enable stockholders to sell their stock to the Company in limited circumstances. As long as the common stock is not listed on a national securities exchange or over-the-counter market, stockholders who have held their stock for at least one year may, under certain circumstances, be able to have all or any portion of their shares of stock redeemed by the Company. The Company may redeem, on a quarterly basis, the shares of stock presented for redemption for cash to the extent that there are sufficient funds available to fund such redemptions. In no event shall the Company redeem more than 5.0% of the weighted average shares outstanding during the prior calendar year, and the cash available for redemption will be limited to the proceeds from the sale of shares pursuant to the Company's distribution reinvestment plan. The amount paid to redeem stock is expected to be the redemption price set forth in the following table which is based upon the number of years the stock is held:

Number of Years Held	Redemption Price
Less than one	No redemption allowed
One or more but less than two	92.5% of redemption amount
Two or more but less than three	95.0% of redemption amount
Three or more but less than four	97.5% of redemption amount
Four or more	100.0% of redemption amount

For 18 months after the most recent offering of shares, the redemption amount shall be the per share price of the most recent offering. Thereafter, the per share redemption amount will be based on the then-current net asset value. The redemption amount is subject to adjustment as determined from time to time by the board of directors.

As the use of the proceeds from the distribution reinvestment plan for redemptions is outside the Company's control, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as common stock subject to redemption on the accompanying consolidated balance sheets. The cumulative proceeds from the distribution reinvestment plan, net of any redemptions, will be computed at each reporting date and will be classified as temporary equity on the Company's consolidated balance sheets. As noted above, the redemption is limited to proceeds from new permanent equity from the sale of shares pursuant to the Company's distribution reinvestment plan.

Redemption requests will be honored on the last business day of the month following the end of each quarter. Requests for redemption must be received on or prior to the end of the quarter in order for the Company to repurchase the shares as of the end of the following month. As of December 31, 2011 and 2010, $1.0 million and $0.2 million in shares of common stock, respectively, were eligible for redemption. During the year ended December 31, 2010, the Company had no redemption requests. During the year ended December 31, 2011, the Company redeemed 12,000 shares of common stock for approximately $0.1 million at a weighted average price per share of $9.38. As of December 31, 2011, there were 1,000 shares related to redemption requests to be processed subsequent to December 31, 2011. The redemption of these shares totaled approximately $0.01 million and was reclassified from redeemable common stock to accounts payable and accrued liabilities in the consolidated balance sheets as of December 31, 2011. On January 31, 2012, we satisfied all of the eligible redemption requests at a price per share of $9.25. The Company's board of directors may choose to amend, suspend or terminate the share redemption program upon 30 days' written notice at any time.

8. Selected Quarterly Financial Data (Unaudited)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2011, and 2010:

	2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 2,794,326	$ 3,619,022	$4,298,359	$ 4,298,316
Net Loss	$ (411,330)	$ (3,326,447)	$ (310,601)	$ (573,120)
Net Loss per Share	$ (0.08)	$ (0.50)	$ (0.05)	$ (0.09)

	2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 1,274,728	$ 1,479,484	$ 2,072,214	$ 2,443,315
Net Loss	$ (347,987)	$ (1,141,434)	$ (1,233,970)	$ (1,085,697)
Net Loss per Share	$ (0.15)	$ (0.38)	$ (0.30)	$ (0.25)

9. Declaration of Distributions

On September 14, 2011 and December 15, 2011, the Company's board of directors declared distributions for the fourth quarter of 2011 and the first quarter of 2012 both in the amount of $0.00184932 and $0.00184426, respectively, per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 6.75% assuming the share was purchased for $10) payable to stockholders of record of such shares as shown on the Company's books at the close of business on each day during the period commencing on October 1, 2011 to December 31, 2011 and January 1, 2012 to March 31, 2012. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as the Company's President may determine.

10. Subsequent Events

The Company has completed an evaluation of all transactions subsequent to the date of the financial statements. The following events happened subsequent to the date of the financial statements, up to the issuance date of this report:

Offering Status

As of March 21, 2012, in connection with the Public Offering, the Company has issued 6,720,955 shares of the Company's common stock for gross proceeds of approximately $66.9 million. Through March 21, 2012, the Company had received aggregate gross offering proceeds of approximately $69.3 million from the sale of shares in the Private Offering, which commenced on February 20, 2009 and terminated on November 6, 2009, and the Public Offering. During the year ended December 21, 2011, the Company redeemed 12,000 shares of common stock for approximately $0.1 million at a weighted average price per share of $9.38 and on January 31, 2012, the Company redeemed 1,000 shares of common stock for approximately $0.01 million at a price per share of $9.25.

Declaration of Distributions

On March 19, 2012, the Company's board of directors declared distributions for the second quarter of 2012 in the amount of $0.00184426 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 6.75% assuming the share was purchased for $10) payable to stockholders of record of such shares as shown on the Company's books at the close of business on each day during the period commencing on April 1, 2012 until June 30, 2012. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as the Company's President may determine.

Acquisition of AT&T property

On January 31, 2012, the Company, through the Operating Partnership, acquired a three-building, two-story office and data center facility located in Redmond, Washington (the "AT&T property"). The AT&T property is leased in its entirety pursuant to three long-term, triple-net leases to AT&T Services, Inc., on behalf of AT&T Wireless Services, Inc., a wholly-owned subsidiary of AT&T, Inc. ("AT&T), obligating AT&T to all costs and expenses to operate and maintain the property, including capital expenditures. On the acquisition date the remaining term was approximately eight years.

The purchase price of the AT&T property was $40.0 million, which was partially funded with a draw of $22.0 million from the Restated KeyBank Credit Agreement and $12.4 million in mezzanine debt pursuant to the Mezzanine Credit Agreement discussed below. The remaining purchase price and other closing fees and expenses were funded with proceeds from the Public Offering.

Acquisition of Westinghouse property

On March 22, 2012, the Company, through the Operating Partnership, acquired a Class A office building located in Cranberry Township, Pennsylvania (the "Westinghouse property"). The Westinghouse property is leased in its entirety pursuant to a long-term, triple-net lease to Westinghouse Electric Company, LLC, obligating Westinghouse to all costs and expenses to operate and maintain the property, including capital expenditures. On the acquisition date the remaining term was approximately 14 years.

The purchase price of the Westinghouse property was $36.2 million, which was partially funded with a draw of $27.1 million from the Restated KeyBank Credit Agreement and a draw of $9.0 million from the mezzanine debt to fund the balance of the purchase price pursuant to the Mezzanine Credit Agreement discussed below. The remaining purchase price and other closing fees and expenses were funded with proceeds from the Public Offering.

Restated KeyBank Credit Agreement

On January 31, 2012, the Company, through the Operating Partnership and four wholly-owned special purpose entities ("SPEs") entered into that certain Joinder Agreement (the "Joinder Agreement") with KeyBank and North Shore Community Bank & Trust Company (the "Subsequent Lender"), pursuant to which the Subsequent Lender agreed to become a lender party to the Restated KeyBank Credit Agreement, and agreed to provide a financing commitment of up to $10 million. Pursuant to the Joinder Agreement, the total commitment under the Restated KeyBank Credit Agreement has now increased to an aggregate of $80 million. The additional commitment provided by the Subsequent Lender is governed by and subject to the terms and conditions of the Restated KeyBank Credit Agreement. Pursuant to the terms of the Restated KeyBank Credit Agreement, the Company, through the Operating Partnership, is subject to certain loan compliance covenants including, but not limited to (as defined therein), a maximum total leverage ratio (65%), a minimum interest coverage ratio (1.85 to 1), a minimum fixed charge ratio (1.60 to 1), a maximum variable debt ratio (30%), minimum liquidity of $2.0 million through June 29, 2012 and $3.0 million from June 30, 2012 through the remainder of the term of the loans, and minimum tangible net worth of at least $50 million plus 80% of the net proceeds of any equity issuance after the effective date and 100% of the equity in any properties contributed to us after the effective date, the violation of which would constitute an event of default.

In connection with the acquisition of the AT&T property as discussed above, on January 31, 2012, a draw of $22.0 million was made from the Restated KeyBank Credit Agreement to partially finance such acquisition.

On February 8, 2012 the unused borrowing base availability on the revolver of $1.7 million was drawn upon and was used to pay down the Mezzanine Loan discussed below.

On March 16, 2012, the total commitment under the Restated KeyBank Credit Agreement increased to an aggregate of $115 million when Regions Bank (the "Subsequent Lender") agreed to become a lender party to the Restated KeyBank Credit Agreement, providing a financing commitment of up to $35 million. The additional commitment provided by the Subsequent Lender is governed by and subject to the terms and conditions of the Restated KeyBank Credit Agreement.

In connection with the acquisition of the Westinghouse property as discussed above, on March 22, 2012, a draw of $27.1 million was made from the Restated KeyBank Credit Agreement to partially finance such acquisition. As of March 22, 2012, approximately $86.2 million of the revised revolver was utilized, which is secured by the Renfro, Will Partners, ITT, Quad/Graphics, AT&T and Westinghouse properties.

KeyBank Mezzanine Loan

On January 31, 2012, a property-owning SPE wholly-owned by the Company's Operating Partnership (the "Property SPE") entered into that certain Mezzanine Credit Agreement in which KeyBank serves as the initial lender (the "Mezzanine Credit Agreement") with total commitments of $15.0 million (the "Mezzanine Loan"). Additional lenders may be added pursuant to the terms of the Mezzanine Credit Agreement. In connection with the acquisition of the AT&T property, on January 31, 2012, the Property SPE made a draw of $12.4 million on the Mezzanine Loan to partially finance such acquisition. The Property SPE and any other entities that become a Borrower (as defined therein) pursuant to the terms of the Mezzanine Credit Agreement may request additional borrowings up to the total loan amount committed. The terms of the Mezzanine Credit Agreement require that the proceeds of the Mezzanine Loan be used to acquire the AT&T property and other potential acquisitions through the maturity date, July 31, 2012. The terms also require periodic payments equal to the net equity raised in the Company's Public Offering, subject to a monthly minimum amount of $4.0 million. The Mezzanine Credit Agreement contains a financial covenant requirement, which states that gross proceeds from equity raised are subject to a monthly minimum amount of $4.0 million for the first three months of the six-month term and $5.0 million thereafter.

Through March 21, 2012, a total of $9.0 million in payments had been made on the Mezzanine Loan, resulting in a balance of $3.4 million. In connection with the acquisition of the Westinghouse property on March 22, 2012, as discussed above, the Property SPE made a draw of $9.0 million from the Mezzanine Loan to partially finance such acquisition, resulting in a balance of $12.4 million.

GRIFFIN CAPITAL NET LEASE REIT, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION

				Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Carrying Amount at December 31, 2011						Life on which depreciation in latest income statement is computed
Description	Property Type	ST	Encumbrances	Land	Building and Improvements	Building and Improvements	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	
Plainfield	Office/Laboratory	IL	$ 20,534,269	$ 3,708,916	$ 27,335,306	$ 2,217,126	$ 3,708,916	$ 29,552,432	$ 33,261,348	$ 3,296,306	N/A	6/18/2009	5-40 years
Renfro	Warehouse/Distribution	SC	13,030,000	1,400,000	18,803,857	1,389,656	1,400,000	20,193,513	21,593,513	2,032,566	N/A	6/18/2009	5-40 years
Will Partners	Warehouse/Distribution	IL	16,900,000	1,494,108	23,416,016	15,195	1,494,108	23,431,211	24,925,319	1,503,728	N/A	6/4/2010	5-40 years
Emporia Partners	Office/ Industrial/Distribution	KS	5,053,094	274,110	7,567,473	—	274,110	7,567,473	7,841,583	435,945	N/A	8/27/2010	5-40 years
ITT	Office	CA	5,070,000	2,877,062	4,221,900	5,278	2,877,062	4,227,178	7,104,240	348,195	N/A	9/23/2010	5-40 years
Quad/Graphics	Industrial/Office	CO	—	1,949,600	10,235,736	—	1,949,600	10,235,736	12,185,336	382,161	N/A	12/30/2010	5-40 years
LTI	Office/Laboratory/ Manufacturing	CA	34,087,784	15,300,000	50,122,486		15,300,000	50,122,486	65,422,486	1,472,363	N/A	5/13/2011	5-40 years
			$ 94,675,147(1)	$ 27,003,796	$ 141,702,774	$ 3,627,255	$ 27,003,796	$ 145,330,029	$ 172,333,825	$ 9,471,264			

Activity in real estate facilities during 2011 was as follows:

Real estate facilities	
Balance at beginning of year	$ 106,896,144
Acquisitions	65,422,486
Improvements	—
Construction-in-progress	15,195
Balance at end of year	$ 172,333,825
Accumulated depreciation	
Balance at beginning of year	$ 3,862,595
Depreciation expense	$ 5,608,669
Balance at end of year	9,471,264
Real estate facilities, net	$ 162,862,561

(1) Amount does not include loan fees of $0.4 million incurred as part of the amendment and restatement to the credit agreement with KeyBank effective November 18, 2011 and a loan valuation premium of $0.4 million related to the debt assumed in the LTI property acquisition.

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Kevin A. Shields, certify that:

1. I have reviewed this Annual Report on Form 10-K of Griffin Capital Net Lease REIT, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 23, 2012

By: /s/ Kevin A. Shields

Kevin A. Shields
Chairman and President
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Joseph E. Miller, certify that:

1. I have reviewed this Annual Report on Form 10-K of Griffin Capital Net Lease REIT, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 23, 2012

By: /s/ Joseph E. Miller

Joseph E. Miller
Chief Financial Officer and Treasurer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Griffin Capital Net Lease REIT, Inc. (the "Company"), in connection with the Company's Annual Report on Form 10-K for the year ended December 31, 2011 (the "Report"), hereby certifies, to his knowledge, that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 23, 2012

By: /s/ Kevin A. Shields

Kevin A. Shields
Chairman and President
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Griffin Capital Net Lease REIT, Inc. (the "Company"), in connection with the Company's Annual Report on Form 10-K for the year ended December 31, 2011 (the "Report"), hereby certifies, to his knowledge, that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 23, 2012

By: /s/ Joseph E. Miller

Joseph E. Miller
Chief Financial Officer and Treasurer
(Principal Financial Officer)

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Board of Directors

Kevin A. Shields
Chairman of the Board and President

Gregory M. Cazel
Independent Board Member

Timothy J. Rohner
Independent Board Member

Michael J. Escalante
Vice President and Chief Investment Officer

Joseph E. Miller
Chief Financial Officer and Treasurer

Mary P. Higgins
Vice President, General Counsel and Secretary

Don G. Pescara
Vice President - Acquisitions

Julie A. Treinen
Vice President - Asset Management

Corporate Information

Independent Auditor
Ernst & Young LLP

Press Inquiries/Media Contact
Lee Allan
Griffin Capital Corporation
310.606.5900
lallan@griffincapital.com

Investor Relations
Griffin Capital Corporation
(c/o DST Systems, Inc.)
888.926.2688

Transfer Agent and Registrar
DST Systems, Inc.
430 West 7th Street
Kansas City, Missouri 64105
888.926.2688

Annual Report and 10-K

Griffin Capital Net Lease REIT, Inc.'s (formerly The GC Net Lease REIT, Inc.), Annual Report on Form 10-K for the year ended December 31, 2011 is included in this annual report. The exhibits accompanying the report are filed with the U.S. Securities and Exchange Commission and can be accessed in the EDGAR database at the SEC's website, www.sec.gov. You may also obtain this information by visiting our website at www.gcnetleasereit.com. We will provide these items to shareholders upon request. Requests for any such exhibits should be made to:

Griffin Capital Securities
4000 MacArthur Boulevard, 2nd Floor
Irvine, California 92660
Attn: Jeffrey Schwaber, President of Capital Markets and Distribution

Forward Looking Statements

Certain statements contained in the president's letter may be considered forward-looking statements. Such statements include, in particular, statements about our plans and strategies and are subject to certain risks and uncertainties, including known and unknown risks, such as those risks set forth in our annual report on Form 10-K, which could cause actual results to differ materially from those projected or anticipated. We cannot guarantee the accuracy of any such forward-looking statements and we do not intend to publicly update or revise any forward-looking statements.

Certifications

Griffin Capital Net Lease REIT, Inc. has filed with the Securities and Exchange Commission as exhibits to its Form 10-K for the fiscal year ended December 31, 2011, the certifications, required pursuant to Section 302 of the Sarbanes-Oxley Act, of its Chief Executive Officer and Chief Financial Officer relating to the quality of its public disclosure.

Annual Meeting
June 19, 2012 10a.m. (PDT)
2121 Rosecrans Avenue, Suite 3321
El Segundo, California
310.606.5900

Shares Offered Through Griffin Capital Securites, Inc.
Dealer Manager for Griffin Capital Net Lease REIT, Inc.
Member FINRA and SIPC
949-270-9300

Headquarters:
2121 Rosecrans Avenue, Suite 3321
El Segundo, CA 90245
310.606.5900

Chicago Office:
101 N. Wacker Drive, Suite 615
Chicago, IL 60606
312.780.7526

GRIFFIN CAPITAL

guardians of wealth